DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

IZUMI GARDEN TOWER 33F
1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033
TELEPHONE (03) 5561 4421
FAX (03) 5561 4425

WRITER'S DIRECT

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

3A CHATER ROAD
HONG KONG

January 23, 2004

Attn: Ms. Nina Mojiri-Azad
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


04012405

Re: **File No. 82-34738: Taiyo Life Insurance Company Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

We enclose, on behalf of Taiyo Life Insurance Company (the "Company"), a letter from the Company supplementing its April 7, 2003 application and subsequent July 11, 2003 and October 1, 2003 application supplements for exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder.

As requested by the Company in the enclosed letter, we would appreciate your directing any questions or comments concerning such letter to Theodore A. Paradise or Matthew W. Crowe of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan, telephone 011-81-3-5561-4421, facsimile 011-81-3-5561-4425.

Kindly acknowledge your receipt of this letter and the enclosed application supplement by stamping and returning the enclosed copy of this letter to our messenger.

Very truly yours,

Theodore A. Paradise

Enclosures

(TK) 19731/001/12G3-2B/1.23.04.trans.lttr.doc

cc: Masahiro Asaji
Taiyo Life Insurance Company
Matthew Crowe
Davis Polk & Wardwell

File No. 82-34738

TAIYO LIFE INSURANCE COMPANY
11-2, Nihonbashi 2-chome
Chuo-ku, Tokyo 103-0027, Japan
Phone: 81-3-3231-8982 Facsimile: 81-3-3271-1259



January 23, 2004

Attn: Ms. Nina Mojiri-Azad
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34738: Taiyo Life Insurance Company Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Ms. Mojiri-Azad:

We, Taiyo Life Insurance Company ("Taiyo"), are writing to submit all information required to be submitted subsequent to our application supplement, dated October 1, 2003, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 12 and in Annex B all information required to be submitted subsequent to our previous application supplement for a Rule 12g3-2(b) exemption which was made public between October 1, 2003, the date of such application supplement, and January 23, 2004, the date of this submission.

Please direct questions or requests for additional information to our US counsel in connection with this submission, Theodore A. Paradise or Matthew W. Crowe of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan, telephone 011-81-3-5561-4421, facsimile 011-81-3-5561-4425.

Very truly yours,

Taiyo Life Insurance Company

By: 
Name: Masafumi Nakajima
Title: General Manager

File No. 82-34738

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE OCTOBER 1, 2003

JAPANESE LANGUAGE DOCUMENTS

1. Press release regarding Appointment of Directors, dated October 8, 2003 (English version attached as Exhibit 1)
2. Press release regarding the Establishment of T&D Holdings, Inc., dated October 8, 2003 (English version attached as Exhibit 2)
3. Press release regarding the Issuance of Publicly Offered Subordinated Debt in Japan, dated October 14, 2003 (English version attached as Exhibit 3)
4. Press release regarding the Revision of Fiscal Year 2003 Interim Financial Results Forecasts, dated October 30, 2003 (English version attached as Exhibit 4)
5. Press release regarding the Offering Terms of Domestic Public Offering of Subordinated Debt, dated October 31, 2003 (English version attached as Exhibit 5)
6. Consolidated Financial Summary (for the six months ended September 30, 2003), dated November 20, 2003 (English version attached as Exhibit 6)
7. Non-Consolidated Financial Summary (for the six months ended September 30, 2003), dated November 20, 2003 (English version attached as Exhibit 7)
8. Supplemental Data for Financial Closing (for the six months ended September 30, 2003), dated November 20, 2003 (English version attached as Exhibit 8)
9. Notice of Convocation of an Extraordinary General Meeting of Shareholders, dated December 3, 2003 (English version attached as Exhibit 9)
10. Notice of Resolution of General Meetings of Shareholders Regarding Establishment of T&D Holdings, Inc., dated December 18, 2003 (English translation attached as Exhibit 10)
11. Extraordinary Report regarding the establishment of T&D Holdings, Inc., dated December 18, 2003 (a brief description in English set forth in Annex B, number 1)
12. Notice of Merger of Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. (Establishment of Administrative Service Company), dated December 25, 2003 (English translation attached as Exhibit 11)
13. Interim Securities Report, dated December 25, 2003 (a brief description in English set forth in Annex B, number 2)

ENGLISH LANGUAGE DOCUMENTS

14. Annual Report 2003 for the Year Ended March 31, 2003 (attached as Exhibit 12)

ANNEX B

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

1. Extraordinary Report regarding the establishment of T&D Holdings, Inc., dated December 18, 2003

   Extraordinary Report required under the Securities and Exchange Law of Japan to be filed with the Kanto Local Finance Bureau without delay after the occurrence of reportable events, such as Taiyo's shareholders' resolution to establish a joint holding company, resolved on December 18, 2003.

2. Interim Securities Report, dated December 25, 2003

   Interim Securities Report required under the Securities and Exchange Law of Japan to be filed with the Kanto Local Finance Bureau within three months after the end of the first half of Taiyo's fiscal year (September 30).

EXHIBIT 1

Press release regarding Appointment of Directors, dated October 8, 2003

(English Version)



October 8, 2003
Taiyo Life Insurance Company
(Code No.: 8796)

Appointment of Directors

Today, the Board of Directors of Taiyo Life Insurance Company (Taiyo Life) passed a resolution appointing the following persons as directors of the company.

1. Reassignments of Representative Directors (effective as of January 1, 2004)

Name	New Post	Present Post
Masahiro Yoshiike	Representative Director and Chairman	Representative Director and President
Katsuro Oishi	Representative Director and President	Senior Managing Director
Kunio Ikeda	Senior Managing Director	Representative Director and Senior Managing Director

2. Appointments of Directors (effective as of April 1, 2004)

Name	New Post	Present Post
Masahiro Yoshiike	Representative Director and Chairman	Representative Director and Chairman
Kenji Nakagome	Managing Director	Managing Director
Kunio Ikeda	Director (part time)	Managing Director

Note: Masahiro Yoshiike will assume the position of Representative Director and Chairman at T&D Holdings, Inc., effective April 1, 2004. in addition to his position at Taiyo Life.
Kenji Nakagome will assume the position of Managing Director at T&D Holdings, Inc., effective April 1, 2004. in addition to his position at Taiyo Life.
Kunio Ikeda will assume the position of Senior Managing Director at T&D Holdings, Inc., effective April 1, 2004. in addition to his position at Taiyo Life.

3. Reason for New Reassignments

Taiyo Life will become a wholly owned subsidiary of T&D Holdings, Inc., a holding company, on its creation on April 1, 2004. The aforementioned appointments are planned to be made to facilitate the delineation of the Group's business and to strengthen management.

Profile of the new Representative Director and Chairman
of Taiyo Life Insurance Company

Personal Details

Name:	Masahiro Yoshiike
Date of birth:	March 23, 1940
Place of birth:	Saitama Prefecture, Japan
Present Post:	Representative Director and President of Taiyo Life Insurance Company

Educational Background

March 1963:	LLB, Keio University

Career Background

April 1963:	Joined The Taiyo Mutual Life Insurance Company
February 1971:	Branch manager of the West Kobe Branch
February 1973:	Branch manager of the Hamamatsu Branch
August 1988:	General manager of the Securities Investment Department
July 1990:	Director and general manager of the Securities Department
April 1991:	Managing director and general manager of the Securities Department
November 1991:	Managing director
July 1995:	Representative Director and President
April 2003:	Representative Director and President of Taiyo Life Insurance Company

Profile of the new Representative Director and President
of Taiyo Life Insurance Company

Personal Details

Name:	Katsuro Oishi
Date of birth:	May 24, 1951
Place of birth:	Hyogo Prefecture, Japan
Present Post:	Senior Managing Director of Taiyo Life Insurance Company

Educational Background

March 1974:	LLB, Kwansei Gakuin University

Career Background

April 1974:	Joined The Taiyo Mutual Life Insurance Company
April 1983:	Branch manager of the Takamatsu Branch
July 1985:	Branch manager of the Kashiwa Branch
August 1987:	Branch manager of the Tokyo Branch
December 1989:	Branch manager of the Fukuoka Branch
April 1993:	Branch manager of the Nagasaki Branch
April 1995:	Branch manager of the Funabashi Branch
April 1997:	General manager of the Marketing Department
July 1999:	Director and general manager of the Investment Planning Department
September 2000:	Managing director
April 2003:	Managing director of Taiyo Life Insurance Company
June 2003:	Senior managing director

EXHIBIT 2

Press release regarding the Establishment of T&D Holdings, Inc., dated October 8, 2003

(English Version)

This press release relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Taiyo, Daido or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

October 8, 2003
Taiyo Life Insurance Company
(Security Code No.: 8796)
Daido Life Insurance Company
(Security Code No.: 8799)

To whom it may concern

Establishment of "T&D Holdings, Inc."

Taiyo Life Insurance Company (Taiyo Life; Masahiro Yoshiike: Representative Director and President), Daido Life Insurance Company (Daido Life; Naoteru Miyato: Representative Director and President), and T&D Financial Life Insurance Company (T&D Financial; Osamu Mizuyama: Representative Director and President) agreed to the following terms in respect of the establishment of their Joint Holding Company, "T&D Holdings, Inc.", (collectively, the "Three Companies") subject to approval by shareholders and appropriate authorities.

1. Overview of Holding Company

(1) Name of Holding Company

T&D Holdings, Inc.

(2) Business Objectives

Management of the Group and its subsidiaries and all duties incidental to that role.

(3) Location of Headquarters

2-7-9 Nihonbashi, Chuo-ku, Tokyo.

(4) Chairman and President

Representative Director and Chairman:
Masahiro Yoshiike (currently Representative Director and President of Taiyo Life)
Representative Director and President:
Naoteru Miyato (currently Representative Director and President of Daido Life)

(5) Date of Establishment

April 1, 2004.

(6) Initial Capitalization

100 billion yen.

(7) Stock Transfer Ratios:

Under the above arrangement, 100 shares of T&D Holdings will be allotted to per 1 share of Daido Life, and 55 shares of T&D Holdings will be allotted to per 1 share of Taiyo Life, and 15 shares of T&D Holdings will be allotted to per 1 share of T&D Financial Life. Based on the stock transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.
In addition, the holding company has adopted the *Tangen* or unitary share system, with one unit of share comprising 50 shares.
Taiyo Life and Daido Life have been advised by JP Morgan and Nomura Securities Co., respectively, that in their opinion, this agreed stock transfer ratio is fair from a financial point of view.

(8) Share Transfer Distribution

T&D Holdings will pay a share transfer distribution, within three (3) months from the time when share transfer is to be performed to the shareholders or registered pledgees whose names are stated in the final shareholders' registers of Taiyo Life and Daido Life on the day previous to the time when share transfer is to be performed, instead of the respective term-end dividends (provided, in accordance with the asset and debt status of Taiyo Life and Daido Life, changes in the economic situation and other circumstances, upon consultations with Taiyo Life, Daido Life, T&D Financial Life and T&D Holdings, the amount of share

transfer distribution may be changed, or it is also possible that make payment will not be made due to such consultations).

Shares of Taiyo Life: 1,500 yen per share

Shares of Daido Life: 3,000 yen per share

(9) Stock Exchange for Listing

Tokyo Stock Exchange and Osaka Securities Exchange.

With the establishment of T&D Holdings, stocks in Taiyo Life and Daido Life will no longer be listed on any stock exchange.

(10) Auditor

Shin Nihon & Co.

(11) Transfer Agent

UFJ Trust Bank Limited

(12) Management Structure

a. Directors and Auditors (informally appointed)

Director's Post	Name	Current Post
Representative Director and Chairman	Masahiro Yoshiike	Representative Director and President of Taiyo Life
Representative Director and President	Naoteru Miyato	Representative Director and President of Daido Life
Senior Managing Director	Muneo Takeuchi	Senior Managing Director of Daido Life
Senior Managing Director	Kunio Ikeda	Representative Director and Senior Managing Director of Taiyo Life
Managing Director	Osamu Koyama	Managing Director of Daido Life
Managing Director	Kenji Nakagome	Managing Director of Taiyo Life
Director	Sounosuke Usui	Director of Daido Life and Representative Director and President of T&D Asset Management Co., Ltd.
Director	Shigeru Kobori	Chairman of Japan Legal Aid Association, attorney at law
Corporate Auditor	Kiyoshi Matsushige	Standing corporate auditor of Taiyo Life
Corporate Auditor	Yoichi Kinoshita	General Manager of Public Relations Department of Daido Life
Corporate Auditor	Minoru Suzuki	Corporate Auditor at Mitsui & Co.
Corporate Auditor	Masanao Iechika	Corporate Auditor at Daido Life, attorney at law

Reference: See Attachment 1 for biographies of the abovementioned informally appointed directors and corporate auditors

b. Organization

To implement Group-wide business planning and management, a Management Planning Department, Management Control Department, and General Affairs Department will be set up to handle staff

functions, while a Risk Control Department and Business Auditing Department will be set up to handle risk management-related functions.

Reference: See Attachment 2 for information about the organization of the Holding Company

2. Management Integration Objectives

In order to achieve the following objectives, management integration is to be performed in a form in which Taiyo Life, Daido Life and T&D Financial Life ("Three Companies") coexist under the holding company. The objectives of management integration are:

(1) to emphasize as fully as possible the strengths and special expertise in the business models of the Three Companies and ensure the reinforcement of their life insurance businesses; and

(2) to make management more efficient and facilitate intensive strategic investment through the concentration of Group management resources, thus ensuring continuous growth and expansion of profits.

Reference: See Attachment 3 for information about the core strategy of the Holding Company

3. Schedule of the establishment of the Joint Holding Company

Date	Agenda
October 24, 2003 (Fri.)	Record date for extraordinary meetings of shareholders
December 18, 2003 (Thurs.)	Extraordinary meetings of shareholders
February 9, 2004 (Mon.)	Publication of submission of share certificates
February 10, 2004 (Tues.)	Commencement of handling of submitted share certificates
March 26, 2004 (Fri.)	Delisting of shares
March 31, 2004 (Wed.)	End of period for submission of share certificates
April 1, 2004 (Thurs.)	Date for share transfer
April 1, 2004 (Thurs.)	Date for listing and registration of holding company's establishment (share transfer date)
Late in May, 2004	Distribution of new share certificates

4. Business Targets and Synergy Effects

(1) Business Targets

T&D Holdings aims to focus on its core business through the efficient utilization of its management resources and achieve its business targets for FY 2006 and FY 2008, as set forth below, by capitalizing on the benefits of integration at an early date.

In addition to emphasizing the enhancement of embedded value, one of the indicators of the corporate value of life insurance companies, T&D Holdings will maintain its solvency ratio at an appropriate level from the perspective of policyholder protection, and strive to build a strong financial base.

(Business Targets)

(Unit: 1 billion yen)

Item	FY 2002 Performance*1	FY 2006 Targets	FY 2008 Targets
Amount of new policies *1	7,316.4	9,500.0+	10,000.0+
Amount of policies in force *1	57,925.4	65,000.0+	70,000.0+
Base profit	114.2	120.0+	160.0+
Net income	9.8	35.0+	60.0+
ROE *2	2.9%	8.0%+	12.0%+

Notes
- The above values are based on the simple addition of the non-consolidated data of the each of the Three Companies.
- The values for stock prices, foreign exchange rates, interest rates and other such items used in the projections are those as of June 30, 2003.

*1. Individual life insurance and annuities
*2. ROE = net income/[(shareholders' equity at the beginning of the fiscal year + shareholders' equity at fiscal year end)/2]

Reference: See Attachment 4 for data for each company.

(2) Synergy Effect

The Three Companies have been working for some time on improving their management efficiency, and through this holding group organization expect to increase efficiency further through the synergies to be gained from this action. The integration of back office and similar functions, centering on human resources management and systems-related matters, in the holding company, is projected to produce cumulative total cost reductions from FY 2003 to FY 2008 in excess of 21.0 billion yen are projected.

T&D Holdings also aims to optimize the synergy effect of the advance specialized expertise, know-how and services of the Three Companies. (Further information will be disclosed when the specific plans have been finalized.)

Please contact the following concerning this matter:

Taiyo Life Insurance Company

Shuichi Nagamine, Public Relations Division

TEL: 03-3231-8634

Daido Life Insurance Company

Hidehiko Kakimoto, Public Relations Department (Tokyo)

TEL: 03-3281-1148

Shuji Ichimura, Public Relations Department (Osaka)

TEL: 06-6447-6258

T&D Financial Life Insurance Company

Takayuki Ito, Public Relations Division

TEL: 03-3593-8100

Candidates for Director Positions (Informally appointed)

Name: Masahiro Yoshiike	(born: March 23, 1940)
March 1963	graduated from Keio University, Law Dept.
April 1963	entered The Taiyo Mutual Life Insurance Company
July 1990	Director of Company
April 1991	Managing Director of Company
July 1995	Representative Director and President of Company
April 2003	Representative Director and President of Taiyo Life (present)

Name: Naoteru Miyato	(born: May 20, 1943)
March 1967	graduated from Keio University, Law Dept.
April 1967	entered Daido Mutual Life Insurance Company
July 1994	Director of Company
March 1996	Managing Director of Company
March 1999	Senior Managing Director of Company
July 1999	Representative Director and President of Company
April 2002	Representative Director and President of Daido Life (present)

Name: Muneo Takeuchi	(born: June 7, 1945)
March 1970	graduated from Waseda University, No. 1 Law Dept.
April 1970	entered Daido Mutual Life Insurance Company
July 1996	Director of Company
March 1999	Managing Director of Company
March 2001	Senior Managing Director of Company
April 2002	Senior Managing Director of Daido Life (present)

Name: Kunio Ikeda	(born: July 9, 1950)
March 1973	graduated from Nagoya University, Science Dept.
April 1973	entered The Taiyo Mutual Life Insurance Company
July 1997	Director of Company
April 1999	Managing Director of Company
April 2003	Managing Director of Taiyo Life
June 2003	Representative Director and Senior Managing Director of Taiyo Life (present)

Name: Osamu Koyama	(born: November 30, 1947)
March 1972	graduated from Kyoto University, Science Dept.
April 1972	entered Daido Mutual Life Insurance Company
July 1998	Director of Company
March 2001	Managing Director of Company
April 2002	Managing Director of Daido Life (present)

Name: Kenji Nakagome	(born: January 25, 1954)
March1976	graduated from Yokohama City University, Commerce Dept.
April 1976	entered The Taiyo Mutual Life Insurance Company
July 2001	Director of Company
April 2003	Director of Taiyo Life
June 2003	Managing Director of Taiyo Life (present)

Name: Sounosuke Usui (born: November 15, 1953)

March 1976	graduated from Waseda University, Commerce Dept.
April 1976	entered Daido Mutual Life Insurance Company
July 2000	Director of Company
April 2002	Director of Daido Life (present)
	(concurrently Representative Director and President of T&D Asset Management Co., Ltd.)

Name: Shigeru Kobori (born: February 8, 1931)

March 1956	graduated from Tokyo University, Law Dept.
April 1960	admitted to the bar
April 1991	Chairman of the Tokyo Bar Association
April 1998	Chairman of the Japan Federation of Bar Associations
April 2000	Chairman of the Sogo Department Store Management Responsibility Investigative Committee
April 2003	Chairman of Japan Legal Aid Association

Candidates for Corporate Auditor Positions (Informally appointed)

Name: Kiyoshi Matsushige (born: March 21, 1943)

March 1965	graduated from Okayama University, Law Dept.
April 1965	entered The Taiyo Mutual Life Insurance Company
July 1996	Director of Company
April 1998	Managing Director of Company
July 2001	Standing Corporate Auditor of Company
April 2003	Standing Corporate Auditor of Taiyo Life (present)

Name: Yoichi Kinoshita (born: September 19, 1948)

March 1972	graduated from Kwansei Gakuin University, Economics Dept.
April 1972	entered Daido Mutual Life Insurance Company
March 1996	General Manager of Investment Administration Department of Company
March 1997	General Manager of Loans and Fixed Income Department of Company
April 2002	General Manager of Loans and Fixed Income Department of Company of Daido Life
April 2003	General Manager of Public Relations Department of Daido Life (present)

Name: Minoru Suzuki (born: March 14, 1932)

March 1953	graduated from Tokyo University, Economics Dept.
June 1982	Director of Mitsui Bank
October 1987	Representative Director of Bank
April 1990	Senior Managing Director of Taiyo Kobe Mitsui Bank
April 1991	Representative Director and Deputy President of Bank
April 1994	Representative Director and President of Sakura Securities Co., Ltd.
June 1998	Corporate Auditor of Mitsui & Co. (present)

Name: Masanao Iechika (born: July 18, 1933)

March 1960	graduated from Osaka City University, Masters of Law.
April 1962	admitted to bar
April 1996	Vice President of Osaka Bar Association
July 2000	Corporate Auditor of Daido Mutual Life Insurance Company
April 2002	Corporate Auditor of Daido Life (present)

Note: Messrs Suzuki and Iechika are external auditors in accordance with the provisions of Article 18 (1) of the Law Concerning Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, Etc.

Organizational Structure of T&D Holdings, Inc.


Shareholders Meeting
T&D Holdings
Board of Directors
Board of Corporate Auditors
Chairman
President
Management Planning Department
Management Control Department
General Affairs Department
Risk Control Department
Business Auditing Department
・business planning
・new businesses planning
・subsidiaries manage- ment and control
・accounting and budget
・financial strategy
・capital strategy
・IR
・ratings
・general affairs and administrative affairs
・secretariat
・Secretariat for Board of Directors and Board of Auditors
・stock administration
・shareholders' meetings
・PR and corporate brand
・personnel
・group risk control
・legal affairs, compliance
・inspections and auditing
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

Core Strategy

1. Core Strategy

1. to achieve the growth and expansion of the Group's core business, the life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life and T&D Financial Life, all three of which have independent product strategies and sales strategies, within the holding company;
2. to enhance Group corporate value through strategic reallocation of group management resources to fields with high growth capability and profitability;
3. to realize greater efficiency and the provision of high quality services through the integration of such common group infrastructures as back office services and systems;
4. to create stronger relationships of trust with customers by constructing a sounder financial basis through appropriate profit control and risk management; and
5. to grow the Group over the mid- and long-term by expanding life insurance business and entering into new business areas through alliances and M&A.

2. Market-specific Business Strategies for the Life Insurance Business

(1) The household market (Taiyo Life)

To enhance and strengthen our ability to provide products and services that meet the protection needs of our customers, centered on medical care insurance, nursing-care insurance, and optimize the leverage provided by our customer base in the household market.

a. develop products and services designed to meet the diverse needs of household customers;

b. enhance the training framework for sales personnel to ensure their ability to provide high- quality consulting services; and

c. enhance customer service capability by expanding call centers, providing a wide range of card services and other measures.

(2) The small and medium-sized enterprise market (Daido Life)

To develop and provide products and services that are well-tailored to corporate protection needs of small and medium-sized businesses.

a. strengthen the product promotion system through tie-ups with SME-related organizations;

b. improve the productivity of distribution channels through the creation of a systematic training framework for sales representatives, and strengthen support systems for sales agents including an extensive training and online sales support system; and

c. develop products and services to further solidify competitive edge in the small and medium-sized enterprise market.

(3) Individual variable annuities market (T&D Financial Life)

To strive for the top brand position in the market for individual variable annuities by providing products and services that accommodate customers' medium- and long-term asset formation needs and the risks associated with the aging of society.

a. recognize banking and securities channels as new earnings streams, and aggressively expand into this market;

b. foster improved agency productivity;

c. offer a set of competitive products and services that meet the medium- and long-term asset formation needs of customers; and

d. construct an efficient business operation system.

Profile of the Three Companies (Fiscal Year 2002)

Trade name	Taiyo Life Insurance Company	Daido Life Insurance Company	&D Financial Life Insurance Company	Total of the Three Companies [7]
Foundation date	May 1893	July 1902	April 1895	–
Address of Head Office	2-11-2 Nihonbashi, Chuo-ku, Tokyo	1-2-1 Edobori, Nishi-ku, Osaka	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo	–
Representative	Masahiro Yoshiike	Naoteru Miyato	Osamu Mizuyama	–
Capital (1)	37.5 billion yen	75.0 billion yen	20.0 billion yen	132.5 billion yen
Outstanding Shares (1)	1.5 million shares	1.5 million shares	0.6 million shares	–
Shareholders' equity (1))	116.3 billion yen	175.8 billion yen	24.3 billion yen	316.6 billion yen
No. of employees	13,461	8,316	1,440	23,217
Administrative personnel	2,909	3,122	500	6,531
Sales representatives	8,808	5,194	940	14,942
Collectors	1,744	–	–	1,744
No. of branches (as of April 1, 2003)	145	103	74	–
Main shareholders and shareholding ratio (1)	UFJ Bank Limited 5.0% Sumitomo Mitsui Banking Corporation 5.0% UFJ Trust Bank Limited 3.5% Komatsu Ltd. 3.2% NIPPONKOA Insurance Company Limited 2.9%	UFJ Bank Limted 5.0% Master Trust Bank of Japan (Trust Account) 3.7% UFJ Trust Bank Limited 3.5% Resona Bank Ltd. 2.6% Japan Trustee Services (Trust Account) 2.6%	Taiyo Life Insurance Company 50.0% Daido Life Insurance Company 50.0%	–

1. Sales results

	Taiyo Life	Daido Life	T&D Financial Life	Total
Amt of policies in force (2)	15,268.6 billion yen	39,342.6 billion yen	3,314.2 billion yen	57,925.5 billion yen
Amt of new policies (3)	2,175.4 billion yen	4,673.5 billion yen	467.5 billion yen	7,316.5 billion yen
No. of policies in force (4)	5,774,000 policies	2,142,000 policies	445,000 policies	8,362,000 policies

2. Income information (non-consolidated)

	Taiyo Life	Daido Life	T&D Financial Life	Total
Income from insurance premiums	887.9 billion yen	989.4 billion yen	127.4 billion yen	2,004.7 billion yen
Ordinary revenue	1,385.2 billion yen	1,182.1 billion yen	135.5 billion yen	2,702.9 billion yen
Ordinary profit	23.0 billion yen	46.0 billion yen	(4.4) billion yen	64.6 billion yen
Net income	4.8 billion yen	11.4 billion yen	(6.4) billion yen	9.8 billion yen
Base profit	28.7 billion yen	88.7 billion yen	(3.2) billion yen	114.2 billion yen

3. Financial indicators and asset information (non-consolidated)

	Taiyo Life	Daido Life	T&D Financial Life	Total
Total assets	6,528 billion yen	6,007.1 billion yen	613.6 billion yen	13,148.9 billion yen
Embedded value	182.4 billion yen	432.0 billion yen	–	–
Solvency margin ratio	681.5 %	860.2 %	1,031.9 %	–
Net income per share (5)	3,192 yen	7,590 yen	(15,629) yen	–
Shareholders' equity per share (5)	77,557 yen	117,216 yen	40,577 yen	–
Dividend per share (6)	1,500 yen	3,000 yen	–	–

4. Financial strength rating (as of September 30, 2003)

	Taiyo Life	Daido Life	T&D Financial Life	Total
Standard & Poor's	A	A+	–	–
Rating and Investment Information, Inc.	A	AA-	A	–
Japan Credit Rating Agency, Ltd.	A	AA-	A	–

Notes:

1. As Taiyo Life was a mutual company until March 31, 2003, the values for capital, outstanding shares, and shareholders' equity are the values as of April 1, 2003 when the company was demutualized and became a joint stock company. The data for main shareholders and shareholding ratio is the information as of April 16, 2003.
2. Total of individual insurance and individual annuities.
3. Total of individual insurance and individual annuities. (including net increase from policy conversions).
4. Total of increase in numbers of individual insurance and individual annuities.
5. As Taiyo Life was a mutual company until March 31, 2003, the values for income per share and shareholders' equity per share are values that have been projected on the assumption that the company was a joint stock company at the relevant time.
6. As Taiyo Life was a mutual company until March 31, 2003, the anticipated annual dividend amount for FY 2003 has been inserted.
7. Simple sum of the non-consolidated data of the Three Companies.

File No. 82-34738

EXHIBIT 3

Press release regarding the Issuance of Publicly Offered Subordinated Debt in Japan, dated October 14, 2003

(English Version)


TAIYO-LIFE

October 14, 2003
Taiyo Life Insurance Company
(Security Code No.: 8796)

Issuance of a Publicly Offered Subordinated Debt in Japan

Today, Taiyo Life Insurance Company (Masahiro Yoshiike, President) announced the company had filed a securities registration statement in connection with its planned issuance of the first publicly offered subordinated debt by a life insurance company in Japan. The objectives of the issuance are to enhance the company's solvency margin ratio and to diversify its funding vehicles.

1. Summary of the Instrument

1.	Name of instrument:	Taiyo Life Insurance Company First Unsecured Debt with Prepayment Clause (subordinated clause)
2.	Issuance amount:	20 billion yen
3.	Maturity:	10 years (prepayable on any interest payment date 5 years after issuance)
4.	Indicative terms:	to be decided
5.	Subscription method:	public offering in the Japanese debt market
6.	Special terms:	subordinated clause
7.	Credit Rating:	A-, preliminary rating, under review for upward revision (Rating and Investment Information, Inc.)

2. Issuance Schedule

1.	Finalization of terms:	between October 30 (Thurs.) and November 6 (Thurs.), 2003
2.	Paid-in date:	between November 13 (Thurs.) and November 19 (Wed.), 2003.

3. Others

1. This press release is not an offer of securities for sale in the United States, the securities described above may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements of the issuer.

2. The aforementioned are subject to the coming into effect of the filings made in accordance with the Securities and Exchange Law and the filings with the relevant supervisory authorities made in accordance with the Insurance Business Law.

3. This document is a press release issued for the sole purpose of providing public notification of the issuance of the aforementioned debt. It was not produced with the intention of soliciting investment in the debt. In making an investment decision in connection with the aforementioned debt, investors must read the prospectus produced by the company and make an independent investment decision.

File No. 82-34738

EXHIBIT 4

Press release regarding the Revision of Fiscal Year 2003 Interim Financial Results Forecasts, dated October 30, 2003

(English Version)


TAIYO-LIFE

October 30, 2003
Taiyo Life Insurance Company
(Security Code No.: 8796)

Revision of Fiscal Year 2003 Interim Financial Results Forecasts

Taiyo Life Insurance Company, Masahiro Yoshiike, President, (the "Company") hereby announces that the Company's financial results forecasts for the six-month period ending September 30, 2003 have been revised as follows below. With respect to financial results forecasts for the full fiscal year 2003, the Company shall make an announcement at the time of the financial closing for the six-month period ending September 30, 2003, currently scheduled for November 2003.

1. Revision of Financial Results Forecasts (April 1, 2003 to September 30, 2003)

Non-Consolidated: (Million Yen, except %)

	Ordinary Revenue	Ordinary Profit	Base Profit (1)	Interim Income (six months ended 9/30)
Current Forecast (A)	623,600	19,800	25,100	7,200
Previous Forecast (B)	591,000	14,700	18,800	4,500
Increase (A - B)	32,600	5,100	6,300	2,700
Percent Increase	5.5%	34.7%	33.5%	60.0%

(1) Base profit (which is one indicator of the profitability of life insurance companies' core business) is equal to ordinary income minus capital gains/losses and temporary profits and losses, and is roughly equal to the net actuarial gains from assumptions in mortality and business expenses, plus interest spread gains and losses.

Consolidated: (Million Yen, except %)

	Ordinary Revenue	Ordinary Profit	Interim Income (six months ended 9/30)
Current Forecast (A)	631,000	18,400	5,300
Previous Forecast (B)	599,000	13,600	3,000
Increase (A - B)	32,000	4,800	2,300
Percent Increase	5.3%	35.3%	76.7%

2. Primary Reasons for Revision:

Our financial results forecasts were revised upward as a result of improved returns on our assets and lower than expected operating expenses.

EXHIBIT 5

Press release regarding the Offering Terms of Domestic Public Offering of Subordinated Debt, dated October 31, 2003

(English Version)


TAIYO-LIFE

October 31, 2003
Taiyo Life Insurance Company
(Security Code No.: 8796)

Offering Terms of Domestic Public Offering of Subordinated Debt

With respect to the domestic public offering of subordinated debt announced by Taiyo Life Insurance Company (Masahiro Yoshiike, President) on October 14, 2003, we hereby announce that the offering terms have been finalized as summarized below:

1. Summary of the Instrument

1.	Name of instrument:	Taiyo Life Insurance Company First Unsecured Redeemable Debt (with subordination clause)
2.	Issuance amount:	20 billion yen
3.	Bond Face Value:	100 million yen per certificate
4.	Form of Bond:	Bearer Form with Coupons
5.	Interest Rate:	Following day of 11/14/2003 to 11/19/2008: 1.75 % per annum After the following day of 11/19/2008: 6 months Yen Libor offered rate + 2.40 %
6.	Offering Price:	100 yen for each 100 yen of face value
7.	Maturity:	10 years
8.	Redemption Date:	November 19, 2013; After November 19, 2008, redeemable at issuer's option at every interest payment date
9.	Interest Payment Date:	May 19 and November 19, every year
10.	Offering Period:	October 31, 2003
11.	Payment Date:	November 14, 2003
12.	Underwriters:	Underwriting Syndicate led by Daiwa Securities SMBC Co. Ltd.
13.	Financial Agent:	UFJ Bank Limited
14.	Credit Rating:	A-, under review for upward revision (Rating and Investment Information, Inc.)

2. Others

1. This press release is not an offer of securities for sale in the United States, the securities described above may not be offered or sold in the United States absent registration or an exemption from registration, any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements of the issuer.

2. The aforementioned are subject to filings made with the relevant supervisory authorities made in accordance with the Insurance Business Law.

3. This document is a press release issued for the sole purpose of providing public notification of the issuance of the aforementioned debt. It was not produced with the intention of soliciting investment in the debt. In making an investment decision in connection with the aforementioned debt, investors must read the prospectus produced by the company and make an independent investment decision.

File No. 82-34738

EXHIBIT 6

Consolidated Financial Summary (for the six months ended September 30, 2003), dated November 20, 2003

(English Version)

File No. 82-34738

CONSOLIDATED FINANCIAL SUMMARY

(for the six months ended September 30, 2003)

November 20, 2003

Name of Company: **Taiyo Life Insurance Company**
Stock Listings: Tokyo
Security Code No.: 8796
Head Office: Tokyo, Japan
URL: http://www.taiyo-seimei.co.jp
Application of U.S. Accounting Standards: No

1. Premises

(1) Basis of Presentation:

"Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" and "Articles of the Ministerial Ordinance for the Insurance Business Law"

(2) Changes in Method of Accounting: None

(3) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	8
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	3

(4) Change in Scope of Consolidation and Application of Equity Method: None

2. Consolidated Operating Results for the Six Months Ended September 30, 2003

Premise: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

(1) Results of Operations

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Six months ended Sept. 30, 2003	¥631,026 million	(15.2)	¥18,439 million	1.1	¥5,344 million	-
Six months ended Sept. 30, 2002	¥744,075 million	(9.1)	¥18,239 million	59.6	¥14,082 million	-
FY 2002 ended Mar. 31, 2003	¥1,401,834 million	(12.6)	¥21,063 million	16.8	¥1,584 million	101.2

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended Sept. 30, 2003	¥3,562.91	¥ -
Six months ended Sept. 30, 2002	¥9,388.47	¥ -
FY 2002 ended Mar. 31, 2003	¥1,015.50	¥ -

Notes: 1. Equity in net income/(loss) of affiliated companies: ¥(1,072) million/ ¥(1,049) million for the six months ended September 30, 2003/2002 and ¥ (2,571) million for the year ended March 31, 2003, respectively.

2. Average number of outstanding shares during the term (consolidated): six months ended September 30, 2003/2002: 1,500,000/none, the year ended March 31, 2003: none

3. % changes for ordinary revenues, ordinary profit and net income are presented in comparison with the same term of the previous fiscal year.

4. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P. 3 of this material for computation of net income and net income per share.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sept. 30, 2003	¥6,631,956 million	¥182,379 million	2.8%	¥121,586.43
As of Sept. 30, 2002	¥6,730,182 million	¥152,950 million	2.3%	¥101,966.87
As of Mar. 31, 2003	¥6,549,636 million	¥115,431 million	1.8%	¥76,913.56

Notes: 1. Number of outstanding shares at the end of the term (consolidated): as of September 30, 2003/2002: 1,500,000/none, as of March 31, 2003: none

2. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.3 for computation of shareholders' equity, shareholders' equity ratio, and shareholders' equity per share.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Six months ended Sept. 30, 2003	¥(33,037) million	¥70,191 million	¥(2,001) million	¥207,637 million
Six months ended Sept. 30, 2002	¥(124,511) million	¥149,865 million	¥(1,755) million	¥177,753 million
FY 2002 ended Mar. 31, 2003	¥(207,657) million	¥247,581 million	¥(21,636) million	¥172,469 million

3. Consolidated Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit	Net Income
FY 2003 ending Mar. 31, 2004	¥1,189,000 million	¥23,900 million	¥3,700 million

Note: 1. Projected net income per share for the year ending March 31, 2004 is ¥2,466.67.

The above forecasts for the year ending Mar. 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

As of April 1, 2003, Taiyo Life Insurance Company converted from a mutual company to a joint stock corporation. In the case of mutual life companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision for reserve is treated as an expense in its statement of operation.

First Half Ended September 30, 2002

The Company had not treated the provision for reserve for policyholder dividends as an expense in the statement of operation, like as a mutual life company. In addition, number of outstanding shares at the end of the term as of September 30, 2002 was 1,500,000 for computation of net income per share and shareholders' equity per share.

Fiscal Year Ended March 31, 2003

For the fiscal year ended March 31, 2003, the Company sets up the allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization, and the amount corresponding to the provision for policyholder dividends of a mutual company was charged to the income statement of operation.

In conjunction with the demutualization, certain policyholders will receive cash payment in lieu of a share allotment (Note) after April 1, 2003. The amount paid (hereinafter, the amount paid upon demutualization) had been included within the equity of the mutual company but was deducted from equity upon demutualization and would not be included in the shareholders' equity of the joint stock corporation.

If these effects described above had been taken into consideration, the following figures and ratios would have been calculated as follows:

Net income

Net income as reported in the statement of operation [¥1,584 million]

Net income per share

(Net income [¥1,584 million] – bonus to directors and corporate auditors [¥61 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity

Total equity at end of fiscal year as reported in the balance sheet [¥116,307 million]– amount paid upon demutualization [¥875 million] = shareholders' equity (adjusted)

Shareholders' equity ratio

Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,431,564 million] + minority interests at end of fiscal year [¥1,765 million] + total equity at end of fiscal year [¥116,307 million]) x 100

Shareholders' equity per share

(Shareholders' equity (adjusted) – bonus to directors and corporate auditors [¥61 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Notes: *If policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders in accordance with the Article 89, Section 1 of the Insurance Business Law. In accordance with the Article 12 of the Implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥875 million) were calculated by multiplying the number of total shares that would be allotted if they could receive the share allotments (12,054.9739294) by the purchase price for new listing made by underwriters (¥72,652).*

I. Subsidiaries and Affiliates

The Company and its subsidiaries consist of Taiyo Life Insurance Company, 8 subsidiaries and 6 affiliates.

Taiyo Life Insurance Company

- ***Insurance and Insurance-Related Business*** (3 companies)
  - **Insurance**
    - # T&D Financial Life Insurance Company (Life insurance company)
  - **Insurance-Related**
    - * T&D Confirm Ltd. (Policyholder confirmation)
    - * Toyo Insurance Agency Co. Ltd. (Insurance agent)
- ***Investment-Related Business*** (7 companies)
  - **Investment Advisory**
    - * Taiyo Life Insurance International (U.K.) Ltd. (Investment advisory services)
    - # T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
    - ※ T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
    - ※ Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)
  - **Other**
    - * Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
    - * T&D Taiyo Daido Lease Co., Ltd. (Leasing)
    - ※ T&D Asset Management Cayman Inc. (Partnership for management and administration)
- ***Other Businesses*** (4 companies)
  - **Administration-Related**
    - * Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
  - **General Affairs and Calculation-Related**
    - * Taiyo Life Office Support Co., Ltd. (Back office services)
    - # T&D Information Systems, Ltd. (Computer processing)
  - **Others**
    - * Taiyo Building Management Co., Ltd. (Real estate management and agency services for lease of real estate)

*Notes: 1. Companies marked by *, # and ※ represent consolidated subsidiaries, affiliated companies accounted for by the equity method, and affiliated companies accounted for by the cost method, respectively.*

2. Taiyo Life Insurance International (U.K.) Ltd. made the resolution of dissolution at the Annual General Meeting held on July 29, 2002, and is scheduled for liquidation through the year ending March 31, 2004.

II. Management Principles and Goals

1. Basic Management Principles

Our vision, which we stated in the medium-term management plan, is as follows:

- We will become our customers' life-time partner by providing the best products and services in the retail household market.
- We will establish a strong business structure that makes continuously enhance our corporate value through the contribution to our income and profit.

Basic policies derived from our vision are as follows:

① Enhance and expand customer base through highly unique strategies (differentiation strategy)
② Establish profitable structure through the enhancement of sales activities and efficiencies.
③ Maintain a sound financial position to meet our customers' expectation

2. Dividend Policy

Because the Company is engaged in the life insurance business, which is required to consider its sociality and publicities, we believe that it is important to maintain a sound and strong business structure.

Our basic profit distribution policy has a fundamental goal to pay stable cash shareholder dividends while seeking to maintain a sound capital base for its operation and ensuring operating stability.

Unappropriated retained earnings have been effectively reinvested to strengthen our business foundation.

3. Target in Management Plan

Based on the medium-term management plan for the fiscal year started April 1, 2003, we set out the following targets for the fiscal year ending March 31, 2004.

We believe that our corporate value will be increased through the stepping up of the target in our plan and this will be matched with the long-term profit for all stakeholders including shareholders.

The target in our plan is revised on the basis of better-than-expected sales and financial results.

(Non-consolidated)

(Billions of Yen)

	Revised target amount	Previous target amount
Ordinary profit	28.6	26.5
Net income	6.4	6.4
Core profit	35.4	33.0
Policy amount in force		
Individual insurance/individual annuities	16,351.4	16,351.4
Group insurance	10,969.5	10,764.8
Group annuities	747.1	786.3

4. Medium-term Strategy

Our Medium-term Strategy includes business plans formulated based on our vision and basic management principles, which require to improve profitability, to achieve efficient resource management and to improve the transparency of management.

The outline of medium-term management plan for the fiscal year ending March 31, 2004 and 2005 are as follows:

(1) Marketing plan

1) Individual insurance

- Enhance profitability through expanded sales of protection-oriented products
- Develop and expand sales staff organization (enhancement of recruitment and education)
- Expand customer base by attracting new customers and promoting additional sales using data base to existing customers
- Improve customer services by utilization of contract history and other customer information, expansion of call center, and provision of expanded card service

2) Corporate insurance

- Maintain customer base by capturing new group customers and promoting additional products to existing customers
- Sales plans focusing on profitability

3) Non-life insurance

- Provide comprehensive insurance services through sales of non-life insurance products, and expand fee business

(2) Resource management plan (restructuring and efficiency)

- Integrate operating process and improve its efficiency by using IT
- Achieve efficient resource management through review of organization and business integration within T&D insurance group

(3) Financial and investment plan

- Implement centralized management system both for profit and risk
- Enhance core profit by focusing source of interest income
- Maintain sound financial position

(4) Management plan

- Enhance corporate governance function
- Improve risk management structure
- Enforce compliance activities
- Enhance organization for IR and disclosure
- Enhance personal ability and make efficient and appropriate allocation of human resources

5. Future Tasks

Amid a continuing sever business environment, we intend to address the following issues, among other things, in order to become a selected insurance company that earns high degree of trust from customers and shareholders.

(1) Diversion of products and sales plan (shift to protection-oriented products)

In the past, we focused on sales of savings-type products including short-term endowment insurance. However, in our new focus, we will develop and provide various attractive products, other than saving-type products, that meet the diversifying needs of customers and we will establish a strong income structure. For that purpose, our current business priority is to shift sales to protection-oriented products that focus on sufficient medical and nursing care.

To evaluate the results of this issue in a timely manner, we have introduced new measures for corporate value based on the present value of our insurance products.

(2) Improvement of investment portfolio

In the fiscal year ended in March 31, 2003, we have suffered significant losses on devaluation of equity securities due to deterioration of recent Japanese stock market. However, we had net unrealized gain on total portfolio of the general account assets mainly due to the increase in unrealized gains in domestic and foreign bonds stemming from decline in interest rates.

In the six months ended in September 30, 2003, we have tried to reduced the market risk through the decreased the level of investments in and loans to financial institutions as part of our effort to reduce the risk of the investment portfolio.

We try to do further improvement of our portfolio in order to aim a strong corporate structure insusceptible to the market fluctuation.

(3) Enhancement of internal control structure

In order to ensure the implementation of risk management, we have prepared internal rules based on the "Risk Management Basic Policy", and we have enhanced the centralized risk management system led by "Risk Control Committee".

In order to ensure the compliance activities, we have formed "Compliance Committee" to discuss and investigate compliance issues.

In order to review the internal control structure, internal audits are conducted by the audit department, which is independent from other departments. The independence enables the audit department to maintain sufficient check function. We intend to enhance the internal check system to ensure that risk management and compliance structure are established and properly function at both headquarter and branch offices, and that business is conducted in accordance with the management policy and business plan.

6. The Principles of Corporate Governance and its Implementation Status

(1) The principles of corporate governance

In recent years, companies are required to improve their corporate governance. Under such circumstances, the life insurance industry has become highly competitive due to certain factors such as deregulation. It is, therefore, crucial for us to establish the management structure that can respond to dynamic changes in the market conditions.

In order to accomplish our vision such as "We will become our customers" life-time partner by providing the best products and services in the retail household market" and "We will establish a strong business structure that continuously enhances our corporate value through the contribution to our income and profit", we will focus on enhancement of internal control structure and improvement of information disclosure that enable to ensure effective management monitoring function and establish a governance structure that meets the expectation of our customers and shareholders by enhancing transparency and objectivity of management.

(2) Implementation status of corporate governance policies

1) Management decision-making, organization of execution and monitoring functions, and other corporate governance structure

In order to enhance the independence of governance function by the board of directors, the Company has clearly separated management function from decision-making/corporate governance function by establishing the Executive Committee as a decision-making body for business operations in the fiscal year ended March 31, 2002.

In addition, as of April 1, 2003, the organization of the Company was converted from a mutual company to a joint stock corporation, whose management is constantly monitored by its shareholders through the capital market.

A director is monitored by other directors and corporate auditors. The effective supervisory function by the corporate auditors office is supported by four corporate auditors, two of whom are outside auditors, and one staff who is exclusively assigned to the corporate auditors office.

In addition, corporate auditors work closely with the independent auditors. Independent auditors regularly report the result of their audits to corporate auditors.

Under the principle of self-discipline, we have placed a high priority on the enhancement of internal control to ensure the sound and appropriate operation.

In order to establish a centralized structure for compliance and risk management and to ensure its thorough implementation, the Company established several committees such as "Compliance Committee", "Risk Control Committee", "Committee concerning to ethic enhancement of sales activities". Main members of each committee include the president of the Company as the committee chairman and directors who are responsible for its daily operation. These committees strictly monitor corporate activities and operation activities such as legal issues, corporate ethics and comprehensive risk control.

Furthermore, the Company organized sub-committees under each committee in order to discuss compliance and risk management issues from professional and practical point of view. These sub-committees include "Data Protection Committee" and "Anti-accident Committee" under the Compliance Committee and "ALM (Asset Liability Management) Committee" and "Investment Risk Management Committee" under the Risk Control Committee.

In addition to organizational structure mentioned above, various rules and implementation plans, such as code of conduct, ethical code, and compliance program, are prepared to share high ethical standards at all employee level in performing daily operation.

In terms of information disclosure, the Company actively engages in IR activities in addition to statutory disclosures.

2) *Independence of outside directors and outside corporate auditors*

The two outside corporate auditors of the Company have no conflict of interests with the Company. We appointed an attorney as one of the outside corporate auditors defined under Article 18-1 of Law Concerning Special Measures under the Japanese Commercial Code Concerning Audit of a Joint Stock Corporation.

3) *Implementation process from the six months ended September 30, 2002 to improve corporate governance.*

In order to enhance the management monitoring function, we have been considering to invite outside directors and preparing to accept competent applicants from outside by establishing new rules in the articles of incorporation regarding the limited liability contract with outside directors.

Starting in the fiscal year ended March 31, 2003, we disclosed newly adopted management measure, EV (Embedded Value). The disclosure of EV enables us to accomplish sufficient accountability and improved management transparency.

The activities of the board of directors and committees during the six months ended September 30, 2003 were as follows:

The regular meeting of the board of directors was held on a monthly basis, and extraordinary meetings were also held

when deemed necessary.

The meetings of Compliance Committee, Risk Control Committee and Committee concerning to ethic enhancement of sales activities were held quarterly and the meeting of Executive Committee was held bimonthly with additional extraordinary meetings when deemed necessary.

In terms of sub-committees, Anti-accident Committee meets quarterly, ALM Committee and Investment Risk Committee meet monthly, and Data Protection Committee meets when deemed necessary.

III. Financial Review

1. Result of Operations

(1) Overview of the Operations during the Fiscal Year Ended March 31, 2003

1) Business Environment

During the six months ended September 30, 2003, Japanese economy indicated slight recovery in corporate profits and improve business sentiment, were countered by weak private consumption, high unemployment and uncertainty household income. As a consequence, it could not recognize a sure sigh of economic recovery.

2) Overview

Under such circumstances, we launched new products, focusing on death benefit, named "Taiyo Life's Hoken Kumikyoku" which exhibited a favorable movement (acquire 55 thousands policies during the six month). In addition, we have developed protection-oriented products, such as "Kenko", "Tokoton-kaigo", enabling the sales representatives to provide the best product and services for each customer focusing on medical and nursing care. As a consequence, policy amount in force and total assets vastly improved for the Company.

In addition, The Company, Daido Life Insurance Company and T&D Financial Life Insurance Company resolved at their board meetings held on October 8, 2003 that they will establish a holding company, "T&D Holdings, Inc" and become wholly owned subsidiaries of the holding company at April 1, 2004, subject to approval by shareholders and appropriate autorities.

The objective of establishing the holding company is to increase corporàte value of the group companies through continuous growth of businesses and revenues based on efficient operations and strategic investments, which can be achieved by further enhancement of life insurance businesses and effective use of resources of the group as well as maximizing strength in the unique business models of each of the group companies.

In the life insurance industry, companies have continuously been suffered by negative spreads resulting from prolonged low interest rate. Under such circumstances, we have kept allocated its business resources, T&D holdings aims to focus on its core business, mainly to its core business that is "sales activities of protection-oriented products focusing on the death benefit and medical and nursing care through the sales staff channel in the retail household market".

3) Result of Operations of Principal Business

A) Earnings

For the six months ended September 30, 2003, ordinary revenues totaled ¥631.0 billion (down 15.2% of the amount in the previous period), consisting of income from insurance premiums and other of ¥413.6 billion (down 10.9% of the previous period), investment income of ¥141.6 billion (up 21.3% of the previous period), and other ordinary income of ¥75.6 billion (down 53.5% of the previous period). The decrease in income from insurance premiums resulted from a decrease in new policy amount written and a decrease in the policy amount in force consists of maturity under to shift sales from savings-oriented products to protection-oriented products. The increase in investment income resulted from a increase in gains on sale of securities mainly due to sale of domestic stock for future improvement of investment portfolio. Other ordinary income decreased as a result of a significant decrease in reversal of policy reserves due to a decrease in maturity of saving-oriented products.

Ordinary expense totaled ¥612.5 billion (down 15.6% of the amount in the previous period), consisting of insurance claims and other payments of ¥473.5 billion (down 22.4% of the previous period), investment expenses of ¥66.7 billion (up 56.2% of the previous period), operating expenses of ¥41.4 billion (down 1.9% of the previous period), and equity in net loss of affiliated company of ¥1.0 billion. The decrease in insurance claims and other payments resulted from a decrease in maturity of saving-oriented products. The increase in investment expenses resulted from an increase in losses on sale of securities and foreign exchange losses. Equity in net loss of affiliated companies is attributable mainly to the net loss of T&D Financial Life Insurance Company.

As a result, ordinary profit amounted to ¥18.4 billion (up 1.1% of the previous period).
Extraordinary gains were ¥1.2 billion (down 43.6% of the previous period) and its major component, reversal of reserve for possible loan losses, amounted to ¥1.0 billion.

Extraordinary losses were ¥1.5 billion (down 5.8% of the previous period) and its major component, provision for price fluctuation, amounted to ¥1.1 billion.

Net income, which is calculated based on ordinary profit with adjustments consisting of extraordinary gains and losses, current and deferred income taxes, and minority interest income and losses amounted to 5.3 billion.

B) Insurance policy

- Individual insurance/individual annuity

For the individual insurance and individual annuities, we recorded a significant increase, new policy amount (including net increase attributed by conversion of policies) written totaled ¥1,467.0 billion (up 39.6% of the previous period). The decrease in policy amount consists of maturity of ¥283.7 billion (down 32.8% of the previous period), and surrender/lapse of ¥685.0 billion (up 6.6% of the previous period). As a consequence, the policy amount in force at the six months ended September 30, 2003 totaled ¥15,698.3 billion (up 3.5% of the previous period), an increase of ¥429.7 billion of the previous fiscal year.

(Billions of Yen)

	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Increase (decrease)	% change from the previous period	FY 2002 ended Mar. 31, 2003
Individual insurance					
New policies	1,446.7	1,008.0	438.6	43.5%	2,091.0
Maturity	283.7	422.2	(138.5)	(32.8)%	774.7
Surrender/lapse	589.8	526.0	63.7	12.1%	1,098.7
Policy in force	11,098.3	10,307.8	790.5	7.7%	10,500.2
Individual annuities					
New policies	20.2	42.7	(22.4)	(52.5)%	84.4
Surrender/lapse	95.2	116.2	(21.0)	(18.1)%	220.1
Policy in force	4,600.0	4,865.5	(265.5)	(5.5)%	4,768.4
Total					
New policies	1,467.0	1,050.8	416.2	39.6%	2,175.4
Maturity	283.7	422.2	(138.5)	(32.8)%	774.7
Surrender/lapse	685.0	642.3	42.6	6.6%	1,318.8
Policy in force	15,698.3	15,173.4	524.9	3.5%	15,268.6

Notes: 1. Amounts for individual insurance are the total of death benefit and survival benefits.

2. Amounts for individual annuities are equal to the total of the fund to be held for an annuity for which annuity payments have not yet commenced and the amount of the policy reserve for an annuity for which payments have commenced.

3. Amounts for new policies are including net increase attributed by conversion of policies.

- Group insurance/group annuities

For the group insurance, new policy amount written totaled ¥189.8 billion (up 268.8% of the previous period), and the policy amount in force the six months ended September 30, 2003 totaled ¥11,094.9 billion, (down 0.2% of the previous period).

For the group annuities, the policy amount in force the six months ended September 30, 2003 totaled ¥805.2 billion, (down 0.3% of the previous period).

(Billions of Yen)

	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Increase (decrease)	% change from the previous period	FY 2002 ended Mar. 31, 2003
Group insurance					
New policies	189.8	51.4	138.3	268.8%	106.7
Policy in force	11,094.9	11,118.5	(23.5)	(0.2)%	10,979.9
Group annuities					
Policy in force	805.2	807.3	(2.0)	(0.3)%	801.5

Notes: 1. The amount of group insurance is the total of principle policies of death benefit and annuity riders.

2. The amount of group annuities policy in force represents the policy reserve.

- Other significant issues

Core profit, a measure of a life insurance company's underlying profitability from core insurance operations, for the six months ended September 30, 2003 amounted to ¥25.1 billion (up 53.1% of the previous period), after offsetting the negative spread of 11.3 billion (down 48.2% of the previous period).

Also, solvency margin ratio, an indicator used by Financial Service Agency ("FSA") for control purpose to monitor a life insurance company's financial soundness, as of the six months ended September 30, 2003 was 833.1%, increased by 151.6 point from the previous fiscal year.

Adjusted net assets, a measure used by FSA for control purpose to monitor a life insurance company's financial soundness, as of the six months ended September 30, 2003 amounted to ¥377.5 billion, an increased of ¥36.2 billion from the previous fiscal year. Adjusted net assets represent as net amount of assets reflecting the fair value and liabilities except for subordinated liabilities.

(Billions of Yen)

	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Increase (decrease)	% change from the previous period	FY 2002 ended Mar. 31, 2003
Core profit	25.1	16.3	8.7	53.1%	28.7
Negative spread	11.3	21.9	(10.6)	(48.2)%	43.4
Solvency margin ratio (%)	833.1%	783.1%	50.0%	-	681.5%
Adjusted net assets	377.5	473.2	(95.7)	(20.2)%	341.2

(2) Forecast for the Fiscal Year ending March 31, 2004

The Company extended its sales momentum, and once again produced better-than-expected sales and financial results. As a consequence, we increased our forecast from previous annnouncement in August 21, 2003.

On a non-consolidated basis, due to such factors as greater than expected gains on the investment income, the Company has raised its ordinary revenues forecast by ¥67.0 billion, or 5.7%, from the initial figure to ¥1,239.0 billion. We are also boosting our forecast for ordinary profit by ¥2.6 billion, or 10.0%, from the initial figure to ¥28.6 billion. Regarding core profit, we are hiking our forecast by ¥2.4 billion, or 7.3%, from the initial figure to ¥35.4 billion.

For ordinary profit and core profit, the increase spread in the second half may reduce compared to results in the first half. It is because income from securitization of mortgage loans, which is one of special factors in the first half, is not expected and income from foreign bonds following appreciation of the yen is projected to decrease.

The Company's forecast for net income corresponding to the fiscal year ending March 31, 2004, remains the same as ¥3.7 billion, due to above in additon to expected expenses of reserve for price fluctuations, provision for reserve for policyholder dividends and other.

Information of non-consolidated forecast for the year ending March 31, 2004 (April 1, 2003 - March 31, 2004)

(Millions of Yen)

	Ordinary revenues	Ordinary profit	Core profit	Net income	Annual dividends per share
Revised forecast	1,239,000	28,600	35,400	6,400	1,500.00
Previous forecast	1,172,000	26,000	33,000	6,400	1,500.00
Increase (decrease)	67,000	2,600	2,400	-	-
% change from the previous period	5.7%	10.0%	7.3%	-	-

On a consolidated basis, reflecting the revisions to the non-soncolidated forecast, the Company has raised its ordinary revenues forecast by ¥66.0 billion, or 5.6%, from the initial figure to ¥1,255.0 billion. We are also boosting our forecast for ordinary profit by ¥1.5 billion, or 6.3%, from the initial figure to ¥25.4 billion.

The Company's forecast for net income corresponding to the fiscal year ending March 31, 2004, remains the same as ¥3.7 billion.

Information of consolidated forecast for the year ending March 31, 2004 (April 1, 2003 - March 31, 2004)

(Millions of Yen)

	Ordinary revenues	Ordinary profit	Net income
Revised forecast	1,225,000	25,400	3,700
Previous forecast	1,189,000	23,900	3,700
Increase (decrease)	66,000	1,500	-
% change from the previous period	5.6%	6.3%	-

2. Financial Position

(1) Balance sheet

Total assets amounted to ¥6,631.9 billion (down 1.5% of the previous period), an increase of ¥82.3 billion of the previous fiscal year, mainly due to an increase in net unrealized gains on securities.

Assets consist mainly of securities including public and corporate bonds of ¥3,821.3 billion, 57.6% of the total assets, loans of ¥2,099.6 billion, 31.7% of the total assets, fixed assets of ¥190.2 billion, 2.9% of the total assets and cash and deposits and call loan of ¥207.8 billion, 3.1% of the total assets.

Total liabilities amounted to ¥6,448.6 billion (down 1.9% of the previous period), and its major component, policy reserve, amounted to ¥6,081.8 billion (down 2.4% of the previous period).

Total shareholders' equity amounted to ¥182.3 billion (up 19.2% of the previous period) and its increase was mainly in the net unrealized gains on securities.

(2) Cash flows

Cash flows for the six months ended September 30, 2003 were summarized as follows:

Cash flows used in operating activities totaled ¥33.0 billion, reflecting the decrease in cash outflows by ¥52.4 billion (¥128.9 billion of previous period) compared with the previous fiscal year due to a decrease in reversal of policy reserve.

Cash flows provided by investment activities totaled ¥70.1 billion, reflecting the increase in cash inflows due to collection of loans, net by ¥108.2 billion and in cash outflows due to purchace of sescurities compared with the previous period.

Cash flows used in financing activities totaled ¥2.0 billion, reflecting the increase in cash outflows due to repayments of debt.

As a result, cash and cash equivalents at the six months ended September 30, 2003 amounted to ¥207.6 billion, increased by ¥35.1 billion from the previous fiscal year.

Profit/loss status for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 (Consolidated)

(Millions of Yen)

	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Increase (decrease)	% change from the previous period	FY 2002 ended Mar. 31, 2003
Ordinary Revenues:					
Income from insurance premiums and other:					
Income from insurance premiums	413,614	464,333	(50,718)	(10.9) %	887,784
Ceded reinsurance commissions	59	41	18		157
Total Income from insurance premiums and other	413,674	464,374	(50,700)	(10.9)	887,942
Investment income/gains:					
Interests, dividends and income from real estate for rent	73,653	75,376	(1,723)	(2.3)	149,645
Gains on sale of securities	46,256	22,404	23,851	106.5	70,429
Other	21,778	19,056	2,722		8,951
Total Investment income	141,687	116,836	24,850	21.3	229,025
Other ordinary income:					
Reversal of policy reserve	52,404	128,923	(76,518)	(59.4)	224,601
Other	23,261	33,941	(10,680)		60,262
Total Other ordinary income	75,665	162,864	(87,199)	(53.5)	284,866
Total Ordinary Revenues	631,026	744,075	(113,048)	(15.2)	1,401,834
Ordinary Expenses:					
Insurance claims and other payments:					
Insurance claims	256,156	400,866	(144,710)	(36.1)	718,110
Insurance benefits	57,395	61,089	(3,693)	(6.0)	121,707
Surrender payments	79,876	91,056	(11,179)	(12.3)	174,597
Other	80,103	56,869	23,234		123,908
Total Insurance claims and other payments	473,530	609,880	(136,349)	(22.4)	1,138,322
Provision for policy and other reserves	130	379	(248)	(65.5)	564
Investment expenses:					
Losses on sale of securities	37,256	14,170	23,086	162.9	42,100
Devaluation losses on securities	46	7,347	(7,300)	(99.4)	24,930
Foreign exchange losses, net	24,385	9,841	14,543	147.8	8,235
Other	5,019	11,361	(6,342)		18,356
Total Investment expenses	66,706	42,719	23,987	56.2	93,621
Operating expenses	41,427	42,239	(811)	(1.9)	84,795
Other ordinary expenses	29,718	29,568	149	0.5	60,895
Equity in net loss of affiliated companies	1,072	1,049	23	2.2	2,571
Total Ordinary Expenses	612,587	725,836	(113,248)	(15.6)	1,380,770
Ordinary Profit	18,439	18,239	199	1.1	21,063

Extraordinary Gains:					
Reversal of reserve for price fluctuations	—	—	—	—	52,779
Other	1,227	2,177	(949)	(43.6)	2,266
Total extraordinary gains	1,227	2,177	(949)	(43.6)	55,045
Extraordinary Losses:					
Impairment losses on equity securities included in trust account	—	—	—	—	57,664
Provision for allowance for policyholder dividends	—	—	—	—	11,267
Other	1,557	1,653	(96)	(5.8)	1,550
Total extraordinary losses	1,557	1,653	(96)	(5.8)	70,481
Provision for reserve for policyholder dividends	6,621	—	6,621	—	—
Income before Income Taxes	11,488	18,763	(7,275)		5,628
Income Taxes:					
Current	313	3,121	(2,808)	(90.0)	171
Deferred	5,672	1,354	4,317	318.6	3,736
Minority Interests Income	158	204	(45)	(22.2)	136
Net Income	5,344	14,082	(8,738)		1,584

Principle business performance for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 (Non-Consolidated)

(Millions of Yen)

	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Increase (decrease)	% change from the previous period	FY 2002 ended Mar. 31, 2003
New Policy Amount	1,467,059	1,050,809	416,250	39.6 %	2,175,488
Policy Amount in Force	15,698,372	15,173,403	524,969	3.5	15,268,605
Core Profit	25,105	16,394	8,711	53.1	28,734
Negative Spread Amount	11,393	21,993	(10,600)	(48.2)	43,450
Solvency Margin Ratio	833.1%	783.1%	50.0%	—	681.5%
Adjusted Net Assets	377,533	473,291	(95,757)	(20.2)	341,261

Note: Amounts for "New Policy Amount" and "Policy Amount in Force" represent the total of individual insurance and insurance annuities insurance.

IV. Unaudited Consolidated Condensed Interim Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Consolidated Condensed Balance Sheets

(¥: In Millions of yen)		As of September 30, 2003	%		As of September 30, 2002	%		As of March 31, 2003	%
Assets:									
Cash and Deposits	¥	60,419	0.9	¥	43,942	0.7	¥	45,264	0.7
Call Loans		147,478	2.2		134,341	2.0		127,580	1.9
Monetary Claims Purchased		45,666	0.7		69,953	1.0		41,966	0.6
Monetary Trusts		33,748	0.5		56,181	0.8		55,619	0.8
Securities		3,821,355	57.6		3,792,515	56.4		3,662,688	55.9
Loans		2,099,669	31.7		2,231,312	33.2		2,207,937	33.7
Property and Equipment		190,202	2.9		192,454	2.9		194,088	3.0
Due from Agency		5	0.0		8	0.0		-	-
Due from Reinsurers		49	0.0		2	0.0		24	0.0
Other Assets		203,693	3.1		120,908	1.8		126,725	1.9
Deferred Tax Assets		30,970	0.5		80,196	1.2		79,222	1.2
Deferred Tax Assets on Land Revaluation		1,220	0.0		12,000	0.2		12,129	0.2
Reserve for Possible Loan Losses		(2,521)	(0.0)		(3,634)	(0.1)		(3,610)	(0.1)
Total Assets	¥	6,631,956	100.0	¥	6,730,182	100.0	¥	6,549,636	100.0
Liabilities:									
Policy Reserves:									
Reserve for outstanding claims		17,982			18,118			18,399	
Policy reserve		6,081,842			6,229,924			6,134,247	
Reserve for policyholder dividends		76,903			76,404			67,293	
Total Policy Reserves		6,176,728	93.1		6,324,447	94.0		6,219,940	95.0
Due to Reinsurers		35	0.0		22	0.0		25	0.0
Other Liabilities		238,859	3.6		168,532	2.5		168,433	2.6
Reserve for Employees' Retirement Benefits		29,205	0.4		25,297	0.4		29,158	0.4
Reserve for Directors' and Corporate Auditors' Retirement Benefits		405	0.0		443	0.0		492	0.0
Allowance for Policyholder Dividends		-	-		-	-		11,267	0.2
Reserve for Price Fluctuations		3,275	0.0		55,996	0.8		2,132	0.0
Deferred Tax Liabilities		90	0.0		131	0.0		112	0.0
Total Liabilities		6,448,600	97.2		6,574,869	97.7		6,431,564	98.2
Minority Interests		975	0.0		2,362	0.0		1,765	0.0
Equity:									
Fund		-	-		21,000	0.3		-	-
Reserve for Redemption of Fund		-	-		10,000	0.1		10,000	0.2
Reserve for Revaluation		-	-		13	0.0		13	0.0
Surplus		-	-		138,586	2.1		125,973	1.9
Land Revaluation		-	-		(21,241)	(0.3)		(21,470)	(0.3)
Net Unrealized Gains on Securities		-	-		4,673	0.1		1,842	0.0
Translation Adjustments		-	-		(81)	(0.0)		(51)	(0.0)
Total Equity		-	-		152,950	2.3		116,307	1.8
Common Stock		37,500	0.6		-	-		-	-
Capital Surplus		37,500	0.6		-	-		-	-
Retained Earnings		67,104	1.0		-	-		-	-
Land Revaluation		(35,039)	(0.5)		-	-		-	-
Net Unrealized Gains on Securities		75,351	1.1		-	-		-	-
Translation Adjustments		(36)	(0.0)		-	-		-	-
Total Equity		182,379	2.8		-	-		-	-
Total Liabilities, Minority Interests and Equity	¥	6,631,956	100.0	¥	6,730,182	100.0	¥	6,549,636	100.0

See notes to unaudited consolidated condensed interim financial statements.

Unaudited Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	For the six months ended September 30,						For the year ended March 31,		
		2003			2002			2003	
			%			%			%
Ordinary Revenues:									
Income from Insurance Premiums	¥	413,674		¥	464,374		¥	887,942	
Investment Income		141,687			116,836			229,025	
Other Ordinary Income		75,665			162,864			284,866	
Total Ordinary Revenues		631,026	100.0		744,075	100.0		1,401,834	100.0
Ordinary Expenses:									
Insurance Claims and Other Payments		473,530			609,880			1,138,322	
Provision for Policy and Other Reserves		130			379			564	
Investment Expenses		66,706			42,719			93,621	
Operating Expenses		41,427			42,239			84,795	
Other Ordinary Expenses		29,718			29,568			60,895	
Equity in Net Loss of Affiliated Companies		1,072			1,049			2,571	
Total Ordinary Expenses		612,587	97.1		725,836	97.5		1,380,770	98.5
Ordinary Profit		18,439	2.9		18,239	2.5		21,063	1.5
Extraordinary Gains		1,227	0.2		2,177	0.3		55,045	3.9
Extraordinary Losses		1,557	0.2		1,653	0.2		70,481	5.0
Provision for Reserve for Policyholder Dividends		6,621	1.0		-	-		-	-
Income Before Income Taxes		11,488	1.8		18,763	2.5		5,628	0.4
Income Taxes:									
Current		313	0.0		3,121	0.4		171	0.0
Deferred		5,672	0.9		1,354	0.2		3,736	0.3
Minority Interests		158	0.0		204	0.0		136	0.0
Net Income	¥	5,344	0.8	¥	14,082	1.9	¥	1,584	0.1

See notes to unaudited consolidated condensed interim financial statements.

Unaudited Consolidated Condensed Statements of Surplus

(¥: In Millions of yen)	For the six months ended September 30, 2003	For the six months ended September 30, 2002	For the year ended March 31, 2003
Balance at Beginning of Year	¥ -	¥ 137,787	¥ 137,787
Additions:			
Net income	-	14,082	1,584
Increase in surplus due to reverse of land revaluation	-	78	306
Increase in surplus due to deconsolidated companies	-	1,157	1,157
Total additions	-	15,318	3,048
Deductions:			
Transfer to reserve for policyholder dividends	-	10,855	10,855
Transfer to redemption reserve fund	-	3,000	3,000
Interest on fund	-	531	874
Bonus to directors and corporate auditors	-	58	58
Decrease in surplus due to deconsolidated companies	-	74	74
Total deductions	-	14,519	14,862
Balance at End of Period	¥ -	¥ 138,586	¥ 125,973
Capital Surplus:			
Balance at beginning of year	37,500	-	-
Balance at End of Period	¥ 37,500	¥ -	¥ -
Retained Earnings:			
Balance at beginning of year	60,110	-	-
Additions:			
Net income	5,344	-	-
Increase in surplus due to reverse of land revaluation	1,699	-	-
Total additions	7,044	-	-
Deductions:			
Bonus to directors and corporate auditors	50	-	-
Total deductions	50	-	-
Balance at End of Period	¥ 67,104	¥ -	¥ -

See notes to unaudited consolidated condensed interim financial statements.

Unaudited Consolidated Condensed Statements of Cash Flows

(¥: In Millions of yen)	For the six months ended September 30, 2003	For the six months ended September 30, 2002	For the year ended March 31, 2003
Cash flows from operating activities:			
Income before income taxes	¥ 11,488	¥ 18,763	¥ 5,628
Depreciation of real estate for rent	1,754	1,177	2,373
Amortization of goodwill due to consolidation	53	9	38
Other depreciation and amortization	2,419	2,077	4,377
Decrease in reserve for outstanding claims	(417)	(4,340)	(4,058)
Decrease in policy reserve	(52,404)	(128,923)	(224,601)
Increase in reserve for policyholder dividends	6,751	379	564
Decrease in reserve for possible loan losses	(1,088)	(2,241)	(2,265)
Increase in reserve for employees' retirement benefits	47	223	4,084
Increase (decrease) in allowance for policyholder dividends	(11,267)	-	11,267
Transfer to reserve for policyholder dividends	11,267	-	-
Increase (Decrease) in reserve for price fluctuations	1,143	1,084	(52,779)
Interest, dividends and income from real estate for rent	(73,653)	(75,376)	(149,645)
(Gains) losses on investment securities	(24,365)	(7,369)	60,460
Interest expense	1,102	986	1,982
Exchange losses	24,385	9,841	8,235
Losses on sale or disposal of property and equipment	405	264	850
Equity in net losses of affiliated companies	1,072	1,049	2,571
Increase in due from agency	(5)	(8)	-
Increase in due from reinsurers	(24)	(0)	(23)
Increase in other assets	(1,902)	(6,557)	(7,104)
Increase (decrease) in due to reinsurers	10	(2)	1
Increase in other liabilities	4,878	507	1,634
Other, net	(149)	122	171
Sub-total	(98,498)	(188,333)	(336,232)
Interest, dividends and income from real estate for rent received	75,231	75,263	149,063
Interest paid	(1,231)	(986)	(1,855)
Policyholder dividends	(8,409)	(8,866)	(18,162)
Income taxes received (paid)	(128)	(1,589)	(469)
Net cash used in operating activities	(33,037)	(124,511)	(207,657)
Cash flows from investing activities:			
Net decrease in short-term investments	115	380	534
Investments in monetary claims purchased	(49,995)	(77,994)	(156,976)
Proceeds from sale and redemption of monetary claims purchased	46,135	63,082	170,166
Investments in monetary trusts	(4,989)	(1,942)	(2,271)
Proceeds from monetary trusts	27,637	45,397	46,139
Purchase of securities	(1,587,970)	(1,490,150)	(3,062,353)
Sale and redemption of securities	1,547,402	1,543,071	3,176,026
Investment in loans	(306,894)	(294,653)	(677,181)
Collection of loans	415,162	353,878	759,781
Other, net	(17,109)	11,774	1,231
Sub-total	69,492	152,843	255,096
Total of net cash provided by operating activities and investment transactions as above	36,455	28,332	47,439
Purchase of property and equipment	(4,082)	(3,114)	(7,921)
Proceeds from sale of property and equipment	4,781	106	375
Net cash received related to purchase of subsidiaries	-	30	30
Net cash provided by investing activities	¥ 70,191	¥ 149,865	¥ 247,581

Unaudited Consolidated Condensed Statements of Cash Flows (continued)

(¥: In Millions of yen)	For the six months ended September 30, 2003	For the six months ended September 30, 2002	For the year ended March 31, 2003
Cash flows from financing activities:			
Proceeds from debt	¥ 2,150	¥ 4,800	¥ 9,350
Repayments of debt	(3,247)	(2,987)	(6,075)
Repayments of fund	-	(3,000)	(24,000)
Interest paid related to fund	-	(531)	(874)
Payments related to Article 12 of implementation order for the Insurance Businesses Law	(875)	-	-
Dividends paid to minority interests	(28)	(36)	(36)
Net cash used in financing activities	(2,001)	(1,755)	(21,636)
Effect of exchange rate changes on cash and cash equivalents	15	(24)	2
Net increase in cash and cash equivalents	35,168	23,574	18,290
Cash and cash equivalents at beginning of year	172,469	154,178	154,178
Cash and cash equivalents at end of September 30	¥ 207,637	¥ 177,753	¥ 172,469

See notes to unaudited consolidated condensed interim financial statements.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

The accompanying consolidated financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the six months ended September 30, 2003 was 8.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the six months ended September 30, 2003 was 3.

There are other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and affiliates".

The financial statements of a subsidiary located outside Japan are prepared for the six months ended June 30, 2003. Appropriate adjustments have been made for material transactions between June 30 and September 30, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including derivatives and securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in September.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of a subsidiary located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. In respect of the calculation of the fair value, the average price prevailing in September is applied for equity securities and the month-end price of September is applied for securities other than equity securities. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(e) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for a reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the six months, the Company provides one half of estimated annual provision.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net gains or losses is charged or credited to income when recognized.

(j) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 3 to 50 years for buildings and structures and 3 to 20 years for equipment.

(l) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(m) Leases

The Company and its subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(n) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to unappropriated surplus. Book values of land for operating use before an after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of September 30, 2003 accounted to ¥6,255 million.

(o) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(p) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(q) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

2. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥59 million for the six months ended September 2003.

3. Investment Income and Expenses

The following information summarizes the components of investment income and expenses:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Investment income:			
Interest, dividends and income from real estate for rent	¥ 73,653	¥ 75,376	¥ 149,645
Gains from monetary trusts, net	776	3,702	3,554
Gains on sale of securities	46,256	22,404	70,429
Gains on derivatives, net	11,256	10,176	-
Other investment income	6,364	5,177	5,395
Gains on separate accounts, net	3,409	-	-
Total	¥ 141,687	¥ 116,836	¥ 229,025
Investment expenses:			
Interest expense	¥ 1,102	¥ 986	¥ 1,982
Losses on sale of securities	37,256	14,170	42,100
Devaluation losses on securities	46	7,347	24,930
Losses from derivatives, net	-	-	630
Foreign exchange losses, net	24,385	9,841	8,235
Write-off of loans	15	206	373
Depreciation of real estate for rent	1,754	1,177	2,373
Other investment expenses	2,146	1,593	3,888
Losses on separate accounts, net	-	7,395	9,106
Total	¥ 66,706	¥ 42,719	¥ 93,621

4. Investments in Securities and Monetary Trusts

Investment in available-for-sale securities, held-to-maturities securities, policy-reserve-matching bonds and available-for-sale monetary trusts held by the Company and its consolidated subsidiaries as of September 30, 2003/2002 and as of March 31, 2003 are summarized below:

	As of September 30,			
	2003		2002	
	Carrying Amount	Net Unrealized Gains/(Losses)	Carrying Amount	Net Unrealized Gains/(Losses)
	(Millions of yen)			
Available-for-sale:				
Public and corporate bonds	¥ 1,247,296	¥ 25,031	¥ 1,362,550	¥ 52,693
Domestic stocks	443,746	68,371	483,949	(57,407)
Foreign securities	863,623	19,106	589,488	12,149
Other securities	109,421	5,024	28,717	(861)
Total	¥ 2,664,088	¥ 117,532	¥ 2,464,705	¥ 6,573

	As of March 31, 2003	
	Carrying Amount	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Available-for-sale:		
Public and corporate bonds	¥ 1,499,778	¥ 55,650
Domestic stocks	360,148	(63,025)
Foreign securities	679,699	11,975
Other securities	41,938	(2,448)
Total	¥ 2,581,565	¥ 2,151

During the six months ended September 30, 2002 and the year ended March 31, 2003, impairment losses of ¥7,035 million and ¥82,272 million, respectively were charged to income.

	As of September 30,			
	2003		2002	
	Amortized Cost	Net Unrealized Gains/(Losses)	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)			
Held-to-maturity:				
Public and corporate bonds	¥ 79,094	¥ 804	¥ 167,977	¥ 6,367

	As of March 31, 2003	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Held-to-maturity:		
Public and corporate bonds	¥ 7,459	¥ 717

	As of September 30,			
	2003		2002	
	Amortized Cost	Net Unrealized Gains/(Losses)	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)			
Policy-reserve-matching:				
Public and corporate bonds	¥ 923,187	¥ (11,350)	¥ 972,506	¥ 18,654

	As of March 31, 2003	
	Amortized Cost	Net Unrealized Gains/(Losses)
	(Millions of yen)	
Policy-reserve-matching:		
Public and corporate bonds	¥ 909,294	¥ 32,832

Available-for-sale securities and monetary trusts without readily obtainable fair value held by the Company and its consolidated subsidiaries as of September 30, 2003/2002 and as of March 31, 2003 are summarized further below:

	As of September 30,		As of March 31,
	2003	2002	2003
	(Millions of yen)		
Securities:			
Available-for-sale:			
Domestic stocks	¥ 7,925	¥ 6,956	¥ 8,102
Foreign securities	90,734	90,000	90,000
Other securities	5,363	5,060	52
Total	¥ 104,023	¥ 102,016	¥ 98,154
Monetary trusts:			
Available-for-sale	¥ 50	¥ 50	¥ 50

During the six months ended September 30, 2003/2002 and for the year ended March 31, 2003, impairment losses of ¥46 million/¥312 million and ¥322 million, respectively were charged to income.

5. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of September 30, 2003 are summarized below:

	(Millions of yen)
Loans to bankrupt companies	¥ 431
Past due loans	1,630
Loans overdue for three months or more	5,999
Restructured loans	3,034
Total	¥ 11,096

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the six months ended September 30, 2003 amounted to ¥904 million. Past due loans decreased due to write-offs by ¥146 million for the six months ended September 30, 2003.

The Company's outstanding loan commitments with borrowers as of September 30, 2003 are summarized as follows:

	(Millions of yen)
Total loan commitment	¥ 1,620
Less amount drawn down	360
Residual loan commitment	¥ 1,260

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

6. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations such as total notional amount, credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. The front, back and middle offices are performed by different departments for each dealing function. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of September 30, 2003/2002 and as of March 31, 2003. Notional amounts do not represent exposure to credit loss.

	As of September 30, 2003		
	Notional amounts	Current market or fair value (Millions of yen)	Valuation Gains (Losses)
Interest rate swaps	¥ 426,555	¥ 8,829	¥ 8,829
Foreign exchange contracts sold	586,796	565,116	21,679
Foreign exchange contracts bought	607	605	(2)
Foreign currency options sold (call)	130,478	349	357
Foreign currency options bought (put)	123,272	1,506	799
Stock index options bought (call)	13,963	1,093	(12)
Stock index options bought (put)	50,000	421	(660)
Bond options bought (call)	67,835	798	(154)
Bond options bought (put)	63,949	589	(473)
Credit derivatives sold	10,000	44	44
Total valuation gains, net			¥ 30,407

	As of September 30, 2002		
	Notional amounts	Current market or fair value	Valuation Gains (Losses)
		(Millions of yen)	
Interest rate swaps	¥ 456,770	¥ 16,093	¥ 16,093
Foreign exchange contracts sold	266,832	270,238	(3,405)
Foreign currency options sold (call)	58,183	1,178	(779)
Foreign currency options bought (put)	55,981	43	(355)
Credit derivatives sold	10,000	(151)	(151)
Total valuation gains, net			¥ 11,401

	As of March 31, 2003		
	Notional amounts	Current market or fair value	Valuation Gains (Losses)
		(Millions of yen)	
Interest rate swaps	¥ 437,002	¥ 14,289	¥ 14,289
Foreign exchange contracts sold	396,180	401,455	(5,275)
Foreign exchange contracts bought	27,510	27,570	60
Foreign currency options sold (call)	47,730	359	(75)
Foreign currency options bought (put)	44,800	13	(271)
Bond options bought (call)	5,000	8	1
Bond options bought (put)	22,000	27	73
Credit derivatives sold	10,000	(69)	(69)
Total valuation gains, net			¥ 8,733

7. Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥40,885 million, as of September 30, 2003.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value. Cost is determined based on the moving average method.

8. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are summarized as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
		(Millions of yen)	
Acquisition cost:			
Equipment	¥ 2,627	¥ 2,402	¥ 2,255
Other	26	23	62
Total	2,653	2,425	2,317
Accumulated depreciation:			
Equipment	1,110	693	875
Other	8	3	38
Total	1,119	697	913
Net carrying value:			
Equipment	1,516	1,708	1,380
Other	17	19	23
Total	¥ 1,534	¥ 1,727	¥ 1,404

Obligation under finance leases as of September 30, 2003/2002 and as of March 31, 2003 are as follows:

	As of September 30,		As of March 31,
	2003	2002	2003
		(Millions of yen)	
Due within one year	¥ 528	¥ 472	¥ 456
Due after one year	1,070	1,305	1,004
Total	¥ 1,598	¥ 1,777	¥ 1,461

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 were ¥305 million/¥266 million and ¥541 million, respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Depreciation	¥ 271	¥ 238	¥ 482
Imputed interest cost	40	40	80

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

(2) As Lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are summarized as follows.

Leased assets included in the accompanying balance sheets accounted for under the operating lease accounting are summarized as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Acquisition cost:			
Equipment	¥ 49,755	¥ 56,607	¥ 53,822
Other	1,768	2,591	3,063
Total	51,524	59,199	56,885
Accumulated depreciation:			
Equipment	23,766	28,418	27,824
Other	655	792	1,021
Total	24,421	29,210	28,846
Carrying value:			
Equipment	25,989	28,189	25,998
Other	1,113	1,799	2,041
Total	¥ 27,102	¥ 29,988	¥ 28,039

The amounts equivalent to the minimum lease payments to be received as of September 30, 2003/2002 and a of March 31, 2003 are as follows:

	As of September 30,		As of March 31,
	2003	2002	2003
	(Millions of yen)		
Due within one year	¥ 10,552	¥ 11,344	¥ 11,633
Due after one year	20,964	23,788	22,547
Total	¥ 31,517	¥ 35,133	¥ 34,181

Gross lease income, recovery to the principal amount and net lease income if the Company applied the finance lease accounting to non-ownership-transfer finance leases for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Gross lease income	¥ 5,995	¥ 5,621	¥ 11,821
Recovery to principal amount	5,212	4,760	9,993
Net lease income	727	741	1,996

9. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2003 are as follows:

	(Millions of yen)
Balance at beginning of year	¥ 67,293
Transfer from allowance for policyholder dividends	11,267
Policyholder dividends	(8,409)
Increase in interest	130
Provision for reserve for employees' retirement benefits	6,621
Balance at end of period	¥ 76,903

10. Extraordinary Gains and Losses

Extraordinary gains for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Gains on sale of property and equipment	¥ -	¥ -	¥ 2
Reversal of reserve for price fluctuations	-	-	52,779
Reversal of reserve for possible loan losses	1,010	2,088	2,112
Other	217	88	152
	¥ 1,227	¥ 2,177	¥ 55,045

Extraordinary losses for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Losses on sale, disposal and devaluation of property and equipment	¥ 405	¥ 264	¥ 852
Provision for price fluctuation	1,143	1,084	-
Impairment losses on equity securities included in trust account	-	-	57,664
Provision for allowance for policyholder dividends	-	-	11,267
Other	8	303	695
	¥ 1,557	¥ 1,653	¥ 70,481

11. Other Liabilities

Other liabilities included ¥85,000 million of subordinated borrowings as of September 30, 2003.

12. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,574 million as of September 30, 2003. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥12,026 million as of September 30, 2003. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

A portion of the Company's investments in securities, amounting to ¥19,713 million were pledged for the benefit of the Policyholder Protection Corporation as of September 30, 2003, in order to secure such future contributions.

13. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted by Article 92 of the Insurance Business Law, is amounted to ¥63,158 million.

14. Information for Consolidated Statement of Retained Earnings

As a result of the demutualization performed by the Company as of April 1, 2003, the equity in the balance sheet has been adjusted. These adjustments would affect the stockholder's equity of the consolidated balance sheet as follows:

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital surplus	37,500
Surplus	125,973	Retained earnings	60,110
Land revaluation	(21,470)	Land revaluation	(21,470)
Net unrealized gains on securities	1,842	Net unrealized gains on securities	1,842
Translation adjustments	(51)	Translation adjustments	(51)
Total Equity	¥ 116,307	Total Equity	¥ 115,431

Note: For total equity as of April 1, 2003, ¥875 million has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (1) below)

(1) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

15. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as of September 30, 2003:

	(Millions of yen)
Cash and deposits	¥ 60,419
Less: deposits with an original maturity of more than three months	(260)
Call loans	147,478
Cash and cash equivalents	¥ 207,637

16. Per Share Information

The Company has not issued new shares of common stock and shares having a potential dilutive effect after its demutualization. In addition, the Company did not hold any treasury stock during the year ended September 30, 2003. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the year ended September 30, 2003 was ¥3,562.91. The net assets per share calculated based on the number of shares of common stock outstanding as of September 30, 2003 was ¥121,586.43.

17. Segment Information

Segment information is not required to be disclosed since ordinary revenues and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenues and total assets, respectively.

18. Subsequent Events

(1) Establishment of "T&D Holdings, Inc"

The Company, Daido Life Insurance Company (Daido Life) and T&D Financial Life Insurance Company (T&D Financial) resolved at their board meetings held on October 8, 2003 that they will establish a holding company, "T&D Holdings, Inc" and become wholly owned subsidiaries of the holding company through a stock transfer stipulated in the Article 364 of Commercial Code, subject to approvals by their shareholders and appropriate authorities. The objective of establishing the holding company is to increase corporate value of the group companies through continuous growth of businesses and revenues based on efficient operations and strategic investments, which can be achieved by further enhancement of life insurance businesses and effective use of resources of the group as well as maximizing strength in the unique business models of each of the group companies. Essential information of establishment is as follows:

① Overview of Holding Company

1) Name of Company
T&D Holdings, Inc.

2) Business Objectives
Management of the group and its subsidiaries and all duties incidental to that role.

3) Location of Headquarters
2-7-9 Nihonbashi, Chuo-ku, Tokyo

4) Chairman and President
Representative Director and Chairman:
Masahiko Yoshiike (currently Representative Director and President of Taiyo Life)

Representative Director and President:
Naoteru Miyato (currently Representative Director and President of Daido Life)

5) Date of Establishment
April 1, 2004

6) Initial Capitalization
100 billion yen

7) Stock Exchange for Listing
Tokyo Stock Exchange and Osaka Securities Exchange.
With the establishment of T&D Holdings, stocks in the Company and Daido Life will no longer be listed on any stock exchange.

② Overview of Share Transfer ("Kabushiki Iten")

1) Share Transfer Ratios
Under the above arrangement, 55 shares of T&D Holdings will be allotted to each share of the Company, and 100 shares of T&D holdings will be allotted to each share of Daido Life, and 15 shares of T&D Holdings will be allotted to each share of T&D Financial. Based on the stock transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.
In addition, the holding company has adopted the "Tangen" or unitary share system, with one unit comprising of 50 shares.

2) Share Transfer Distribution
T&D Holdings will pay a share transfer distribution, within three months from the time when the share transfer is to be performed to the shareholders or registered pledge holder whose names are stated in the financial shareholders' registers of the Company and Daido Life on the day before the share transfer is to be performed, instead of the annual dividends for each company (dependent on the asset and debt status of the Company and Daido Life, changes in the economic situation and other circumstances, upon consultations with the Company, Daido Life and T&D Holdings, the amount of share transfer distribution may change, or cancelled.

Share of Taiyo Life: 1,500 yen per share
Share of Daido Life: 3,000 yen per share

3) The establishment of the Joint Holding Company
The Company will establishes Joint Holding Company, "T&D Holdings, Inc", in corporation with Daido Life and T&D Financial Life.
Profile of the Daido Life and T&D Financial Life is as follows:

	(As of March 31, 2003)	(As of March 31, 2003)
Trade name	Daido Life Insurance Company	T&D Financial Life Insurance Company
Foundation date	July 1902	April 1895
Address of Head Office	1-2-1 Edobori, Nishi-ku, Osaka	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
Representative	Naoteru Miyato	Osamu Mizuyama
Capital	75.0 billion yen	20.0 billion yen
No. of employees	8,316	1,440

(2) Public offering of domestic unsecured subordinated notes with early redeemable option

The Company issued of domestic unsecured subordinated notes with early redeemable option (the "Notes") at November 14, 2003. The Company, by way of the issuance of the Notes, intends to enhance solvency margin ratio as well as to develop its relationship with domestic market investors, with a focus on investors in Japan.

Outline of the Notes:

1) Amount of issue: ¥20.0 billions
2) Price of issue: 100% per value
3) Subscription date: November 14, 2003
4) Term of issue:

1.75 % until November 19, 2008, 2.4% above the offered rate per annum for six month Japanese Yen deposits thereafter and redeemable at the option of the Company on November 19, 2008 and on each interest payment date thereafter.

5) Term: November 19, 2013
6) Guarantee: unsecured
7) Application of funds: long-term working capital
8) Subordination clause:

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes issue by the Company. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

V. Manufacturing, orders received and sales

Due to the uniqueness of the life insurance business, we do not have any information to disclose regarding manufacturing, orders received and sales.

EXHIBIT 7

Non-Consolidated Financial Summary (for the six months ended September 30, 2003), dated November 20, 2003

(English Version)

NON-CONSOLIDATED FINANCIAL SUMMARY

(for the six months ended September 30, 2003)

November 20, 2003

Name of Company: **Taiyo Life Insurance Company**
Stock Listings: Tokyo
Security Code No.: 8796
Head Office: Tokyo, Japan
URL: http://www.taiyo-seimei.co.jp
Application of U.S. Accounting Standards: No

1. Premises

(1) Basis of Presentation:

"Regulations Concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements" and "Articles of the Ministerial Ordinance for the Insurance Business Law"

(2) Changes in Method of Accounting: None

2. Non-Consolidated Operating Results for the Six Months Ended September 30, 2003

Premise: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

(1) Results of Operations

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change
Six months ended Sept. 30, 2003	¥623,690 million	(15.3)	¥19,898 million	4.1	¥25,105 million	53.1
Six months ended Sept. 30, 2002	¥736,292 million	(9.5)	¥19,118 million	69.6	¥16,394 million	416.0
FY 2002 ended Mar. 31, 2003	¥1,385,248 million	(12.9)	¥23,055 million	26.9	¥28,734 million	107.1

	Net Income	% change	Net Income per Share
Six months ended Sept. 30, 2003	¥7,203 million	-	¥4,802.16
Six months ended Sept. 30, 2002	¥15,746 million	-	¥10,497.83
FY 2002 ended Mar. 31, 2003	¥4,825 million	859.3	¥3,192.33

Notes: 1. Average number of outstanding shares during the term: six months ended September 30, 2003/2002: 1,500,000/none, the year ended March 31, 2003: none

2. % changes for ordinary revenues, ordinary profit, core profit and net income are presented in comparison with the same term of the previous fiscal year.

3. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P. 3 of this material for computation of net income and net income per share.

4. Core profit is a measure of a life insurance company's underlying profitability from core insurance operations and defined as ordinary profit excluding capital gains/losses such as gains/losses from sale of securities, valuation losses of securities, non-recurrent items such as provision (reversal) of contingent reserve and write-off of loans.

(2) Dividends per Share

	Annual Dividends per Share		
	Interim	Year-End	
Six months ended Sept. 30, 2003	¥ -	¥ -	¥ -
Six months ended Sept. 30, 2002	¥ -	¥ -	¥ -
FY 2002 ended Mar. 31, 2003	¥ -	¥ -	¥ -

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sept. 30, 2003	¥6,613,248 million	¥185,157 million	2.8%	¥123,438.35
As of Sept. 30, 2002	¥6,706,709 million	¥152,242 million	2.3%	¥101,495.08
As of Mar. 31, 2003	¥6,528,068 million	¥116,373 million	1.8%	¥77,557.67

Notes: 1.Number of outstanding shares at the end of the term: as of September 30, 2003/2002: 1,500,000/none, as of March 31, 2003: none

2. Number of treasury stock at the end of term: none.

3. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.3 of this material for computation of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.

3. Non-Consolidated Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenues	Ordinary Profit	Core Profit
FY 2003 ending Mar. 31, 2004	¥1,172,000 million	¥26,000 million	¥33,000 million

	Net Income	Annual Dividends per Share	
		Year-End	
FY 2003 ending Mar. 31, 2004	¥6,400 million	¥1,500.00	¥1,500.00

Note: Projected net income per share for the year ending March 31, 2004 is ¥4,266.67.

The above forecasts for the year ending Mar. 31, 2004 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

As of April 1, 2003, Taiyo Life Insurance Company converted from a mutual company to a joint stock corporation.
In the case of mutual life companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision for reserve is treated as an expense in its statement of operation.

First Half Ended September 30, 2002

The Company had not treated the provision for reserve for policyholder dividends as an expense in the statement of operation, like as a mutual life company. In addition, number of outstanding shares at the end of the term as of September 30, 2002 was 1,500,000 for computation of net income per share and shareholders' equity per share.

Fiscal Year Ended March 31, 2003

For the fiscal year ended March 31, 2003, the Company sets up the allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization, and the amount corresponding to the provision for policyholder dividends of a mutual company was charged to the income statement of operation.

In conjunction with the demutualization, certain policyholders will receive cash payment in lieu of a share allotment (Note) after April 1, 2003. The amount paid (hereinafter, the amount paid upon demutualization) had been included within the equity of the mutual company but was deducted from equity upon demutualization and would not be included in the shareholders' equity of the joint stock corporation.

If these effects described above had been taken into consideration, the following figures and ratios would have been calculated as follows:

Net income

Net income as reported in the statement of operation [¥4,825 million]

Net income per share

(Net income [¥4,825 million] – bonus to directors and corporate auditors [¥37 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity

Total equity at end of fiscal year as reported in the balance sheet [¥117,249 million]– amount paid upon demutualization [¥875 million] = shareholders' equity (adjusted)

Shareholders' equity ratio

Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,410,819 million] + total equity at end of fiscal year [¥117,249 million]) x 100

Shareholders' equity per share

(Shareholders' equity (adjusted) – bonus to directors and corporate auditors [¥37 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders in accordance with the Article 89, Section 1 of the Insurance Business Law. In accordance with the Article 12 of the Implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥875 million) were calculated by multiplying the number of total shares that would be allotted if they could receive the share allotments (12,054.9739294) by the purchase price for new listing made by underwriters (¥72,652).

Ⅰ. Unaudited Non-Consolidated Condensed Interim Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)		As of September 30, 2003	%		As of September 30, 2002	%		As of March 31, 2003	%
Assets:									
Cash and Deposits	¥	55,825	0.8	¥	40,542	0.6	¥	40,633	0.6
Call Loans		147,478	2.2		134,341	2.0		127,580	2.0
Monetary Claims Purchased		45,666	0.7		69,953	1.0		41,966	0.6
Monetary Trusts		33,748	0.5		56,181	0.8		55,619	0.9
Securities		3,825,591	57.8		3,791,807	56.5		3,664,128	56.1
Loans		2,119,267	32.0		2,253,751	33.6		2,229,144	34.1
Property and Equipment		190,169	2.9		192,421	2.9		194,058	3.0
Due from Agency		9	0.0		11	0.0		-	-
Due from Reinsurers		49	0.0		2	0.0		24	0.0
Other Assets		165,893	2.5		79,554	1.2		87,449	1.3
Deferred Tax Assets		30,536	0.5		79,602	1.2		78,600	1.2
Deferred Tax Assets on Land Revaluation		1,220	0.0		12,000	0.2		12,129	0.2
Reserve for Possible Loan Losses		(2,207)	(0.0)		(3,460)	(0.1)		(3,266)	(0.1)
Total Assets	¥	6,613,248	100.0	¥	6,706,709	100.0	¥	6,528,068	100.0
Liabilities:									
Policy Reserves	¥	6,176,728	93.4	¥	6,324,447	94.3	¥	6,219,940	95.3
Due to Reinsurers		35	0.0		22	0.0		25	0.0
Other Liabilities		218,538	3.3		148,359	2.2		147,909	2.3
Reserve for Employees' Retirement Benefits		29,145	0.4		25,240	0.4		29,099	0.4
Reserve for Directors' and Corporate Auditors' Retirement Benefits		367	0.0		401	0.0		443	0.0
Allowance for Policyholder Dividends		-	-		-	-		11,267	0.2
Reserve for Price Fluctuations		3,275	0.0		55,996	0.8		2,132	0.0
Total Liabilities		6,428,091	97.2		6,554,466	97.7		6,410,819	98.2
Equity:									
Fund		-	-		21,000	0.3		-	-
Reserve for Redemption of Fund		-	-		10,000	0.1		10,000	0.2
Reserve for Revaluation		-	-		13	0.0		13	0.0
Surplus		-	-		138,195	2.1		127,159	1.9
Land Revaluation		-	-		(21,241)	(0.3)		(21,470)	(0.3)
Net Unrealized Gains on Securities		-	-		4,275	0.1		1,547	0.0
Total Equity		-	-		152,242	2.3		117,249	1.8
Common Stock		37,500	0.6		-	-		-	-
Capital Surplus		37,500	0.6		-	-		-	-
Retained Earnings		70,162	1.1		-	-		-	-
Land Revaluation		(35,039)	(0.5)		-	-		-	-
Net Unrealized Gains on Securities		75,034	1.1		-	-		-	-
Total Equity		185,157	2.8		-	-		-	-
Total Liabilities and Equity	¥	6,613,248	100.0	¥	6,706,709	100.0	¥	6,528,068	100.0

See notes to unaudited non-consolidated condensed interim financial statements.

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	For the six months ended September 30,				For the year ended March 31,	
	2003	%	2002	%	2003	%
Ordinary Revenues:						
Income from Insurance Premiums	¥ 413,674		¥ 464,374		¥ 887,942	
Investment Income	142,394		117,133		229,367	
Other Ordinary Income	67,622		154,784		267,938	
Total Ordinary Revenues	623,690	100.0	736,292	100.0	1,385,248	100.0
Ordinary Expenses:						
Insurance Claims and Other Payments	473,530		609,880		1,138,322	
Provision for Policy and Other Reserves	130		379		564	
Investment Expenses	66,559		42,767		93,632	
Operating Expenses	43,403		43,827		86,143	
Other Ordinary Expenses	20,167		20,320		43,529	
Total Ordinary Expenses	603,791	96.8	717,174	97.4	1,362,192	98.3
Ordinary Profit	19,898	3.2	19,118	2.6	23,055	1.7
Extraordinary Gains	1,118	0.2	2,299	0.3	55,294	4.0
Extraordinary Losses	1,549	0.2	1,354	0.2	69,744	5.0
Provision for Reserve for Policyholder Dividends	6,621	1.1	-	-	-	-
Income Before Income Taxes	12,847	2.1	20,063	2.7	8,605	0.6
Income Taxes:						
Current	56	0.0	3,052	0.4	101	0.0
Deferred	5,588	0.9	1,264	0.2	3,678	0.3
Net Income	7,203	1.2	15,746	2.1	4,825	0.3
Unappropriated Surplus at Beginning of Period	25,591		25,366		25,366	
Transfer from land revaluation	1,699		78		306	
Transfer from appropriated retained earnings	-		14		14	
Unappropriated Surplus at End of Period	¥ 34,494		¥ 41,205		¥ 30,512	

See notes to unaudited non-consolidated condensed interim financial statements.

Notes to Unaudited Non-Consolidated Condensed Interim Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

The accompanying non-consolidated financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in September. Stock of the Company's subsidiary is translated into Japanese yen at the exchange rates prevailing when such transactions occur.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. In respect of the calculation of the fair value, the average price prevailing in September is applied for equity securities and the month-end price of September is applied for securities other than equity securities. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(d) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the six months, the Company provides one half of estimated annual provision.

(f) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(g) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net gains or losses is charged or credited to income when recognized.

(h) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company sets up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(i) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives range from 3 to 50 years for buildings and structures and 3 to 20 years for equipment.

(k) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(l) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(m) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to unappropriated surplus. Book values of land for operating use before an after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of September 30, 2003 accounted to ¥6,255 million.

(n) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥59 million for the six months ended September 30, 2003.

3. Investment Income and Expenses

The following information summarizes the components of investment income and expenses:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
		(Millions of yen)	
Investment income:			
Interest, dividends and income from real estate for rent	¥ 74,450	¥ 75,846	¥ 150,239
Gains from monetary trusts, net	776	3,702	3,554
Gains on sale of securities	46,238	22,262	70,287
Gains on derivatives, net	11,226	10,176	-
Other investment income	6,293	5,146	5,286
Gains on separate accounts, net	3,409	-	-
Total	¥ 142,394	¥ 117,133	¥ 229,367
Investment expenses:			
Interest expense	¥ 1,089	¥ 1,087	¥ 2,175
Losses on sale of securities	37,142	14,170	42,100
Devaluation losses on securities	44	7,347	24,930
Losses from derivatives, net	-	-	630
Foreign exchange losses, net	24,385	9,841	8,235
Write-off of loans	4	153	205
Depreciation of real estate for rent	1,754	1,177	2,373
Other investment expenses	2,137	1,593	3,874
Losses on separate accounts, net	-	7,395	9,106
Total	¥ 66,559	¥ 42,767	¥ 93,632

4. Loans

Delinquent loans of the Company as of September 30, 2003 are summarized below:

	(Millions of yen)
Loans to bankrupt companies	¥ 330
Past due loans	1,516
Loans overdue for three months or more	5,999
Restructured loans	3,034
Total	¥ 10,881

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the six months ended September 30, 2003 amounted to ¥896 million. Past due loans decreased due to write-offs by ¥57 million for the six months ended September 30, 2003.

The Company's outstanding loan commitments with borrowers as of September 30, 2003 are summarized as follows:

	(Millions of yen)
Total loan commitment	¥ 1,620
Less amount drawn down	360
Residual loan commitment	¥ 1,260

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

5. Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥40,885 million, as of September 30, 2003.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value. Cost is determined based on the moving average method.

6. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are summarized as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Equipment			
Acquisition cost	¥ 2,537	¥ 2,334	¥ 2,162
Accumulated depreciation	1,065	667	836
Net carrying value	¥ 1,471	¥ 1,666	¥ 1,325

Obligation under finance leases as of September 30, 2003/2002 and as of March 31, 2003 are as follows:

	As of September 30,		As of March 31,
	2003	2002	2003
	(Millions of yen)		
Due within one year	¥ 503	¥ 453	¥ 427
Due after one year	1,030	1,261	952
Total	¥ 1,533	¥ 1,715	¥ 1,380

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 were ¥287 million/¥257 million and ¥509 million, respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Depreciation	¥ 255	¥ 229	¥ 453
Imputed interest cost	39	39	77

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

7. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2003 are as follows:

	(Millions of yen)
Balance at beginning of year	¥ 67,293
Transfer from allowance for policyholder dividends	11,267
Policyholder dividends	(8,409)
Increase in interest	130
Provision for reserve for employees' retirement benefits	6,621
Balance at end of period	¥ 76,903

8. Extraordinary Gains and Losses

Extraordinary gains for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
	(Millions of yen)		
Gains on sale of property and equipment	¥ -	¥ -	¥ 2
Reversal of reserve for price fluctuations	-	-	52,779
Reversal of reserve for possible loan losses	1,056	2,243	2,436
Other	62	55	77
	¥ 1,118	¥ 2,299	¥ 55,294

Extraordinary losses for the six months ended September 30, 2003/2002 and for the year ended March 31, 2003 are as follows:

	For the six months ended September 30,		For the year ended March 31,
	2003	2002	2003
		(Millions of yen)	
Losses on sale, disposal and devaluation of property and equipment	¥ 405	¥ 255	¥ 797
Provision for price fluctuation	1,143	1,084	-
Impairment losses on equity securities included in trust account	-	-	57,664
Provision for allowance for policyholder dividends	-	-	11,267
Other	-	14	14
	¥ 1,549	¥ 1,354	¥ 69,744

9. Other Liabilities

Other liabilities included ¥85,000 million of subordinated borrowings as of September 30, 2003.

10. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,574 million as of September 30, 2003. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥12,026 million as of September 30, 2003. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

A portion of the Company's investments in securities, amounting to ¥19,713 million were pledged for the benefit of the Policyholder Protection Corporation as of September 30, 2003, in order to secure such future contributions.

11. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of the Company and whose distribution is restricted by Article 92 of the Insurance Business Law, is amounted to ¥63,158 million.

12. Investment Gains / Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for six months ended September 30, 2003 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
Public and corporate bonds	¥ 18,473	¥ 13,273	¥ -
Domestic stocks and other	11,973	21,771	44
Foreign securities	15,789	2,098	-
	¥ 46,238	¥ 37,142	¥ 44

Losses on investments in trading securities mainly consist of valuation losses on domestic stocks and other amounting to ¥44 million.

Gains from momentary trusts and gains on derivatives include valuation gains amounting to ¥196 million and ¥22,530 million, respectively.

13. Transactions with Subsidiaries

Receivables from and payables to subsidiaries as of September 30, 2003 were ¥292 million and ¥217 million, respectively.

Income and expenses with subsidiaries for six months ended September 30, 2003 were ¥67 million and ¥2,637 million, respectively.

14. Subsequent Events

(1) Establishment of "T&D Holdings, Inc"

The Company, Daido Life Insurance Company (Daido Life) and T&D Financial Life Insurance Company (T&D Financial) resolved at their board meetings held on October 8, 2003 that they will establish a holding company, "T&D Holdings, Inc" and become wholly owned subsidiaries of the holding company through a stock transfer stipulated in the Article 364 of Commercial Code, subject to approvals by their shareholders and appropriate authorities. The objective of establishing the holding company is to increase corporate value of the group companies through continuous growth of businesses and revenues based on efficient operations and strategic investments, which can be achieved by further enhancement of life insurance businesses and effective use of resources of the group as well as maximizing strength in the unique business models of each of the group companies. Essential information of establishment is as follows:

① Overview of Holding Company

1) Name of Company
   T&D Holdings, Inc.

2) Business Objectives
   Management of the group and its subsidiaries and all duties incidental to that role .

3) Location of Headquarters
   2-7-9 Nihonbashi, Chuo-ku, Tokyo

4) Chairman and President
   Representative Director and Chairman:
   Masahiko Yoshiike (currently Representative Director and President of Taiyo Life)

   Representative Director and President:
   Naoteru Miyato (currently Representative Director and President of Daido Life)

5) Date of Establishment
   April 1, 2004

6) Initial Capitalization
   100 billion yen

7) Stock Exchange for Listing
   Tokyo Stock Exchange and Osaka Securities Exchange.
   With the establishment of T&D Holdings, stocks in the Company and Daido Life will no longer be listed on any stock exchange.

② Overview of Share Transfer ("Kabushiki Iten")

1) Share Transfer Ratios
   Under the above arrangement, 55 shares of T&D Holdings will be allotted to each share of the Company, and 100 shares of T&D holdings will be allotted to each share of Daido Life, and 15 shares of T&D Holdings will be allotted to each share of T&D Financial. Based on the stock transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.
   In addition, the holding company has adopted the "Tangen" or unitary share system, with one unit comprising of 50 shares.

2) Share Transfer Distribution
   T&D Holdings will pay a share transfer distribution, within three months from the time when the share transfer is to be performed to the shareholders or registered pledge holder whose names are stated in the financial shareholders' registers of the Company and Daido Life on the day before the share transfer is to be performed, instead of the annual dividends for each company (dependent on the asset and debt status of the Company and Daido Life, changes in the economic situation and other circumstances, upon consultations with the Company, Daido Life and T&D Holdings, the amount of share transfer distribution may change, or cancelled.

   Share of Taiyo Life: 1,500 yen per share
   Share of Daido Life: 3,000 yen per share

3) The establishment of the Joint Holding Company
The Company will establishes Joint Holding Company, "T&D Holdings, Inc", in corporation with Daido Life and T&D Financial.
Profile of the Daido Life and T&D Financial Life is as follows:

	(As of March 31, 2003)	(As of March 31, 2003)
Trade name	Daido Life Insurance Company	T&D Financial Life Insurance Company
Foundation date	July 1902	April 1895
Address of Head Office	1-2-1 Edobori, Nishi-ku, Osaka	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
Representative	Naoteru Miyato	Osamu Mizuyama
Capital	75.0 billion yen	20.0 billion yen
No. of employees	8,316	1,440

(2) Public offering of domestic unsecured subordinated notes with early redeemable option

The Company issued of domestic unsecured subordinated notes with early redeemable option (the "Notes") at November 14, 2003. The Company, by way of the issuance of the Notes, intends to enhance solvency margin ratio as well as to develop its relationship with domestic market investors, with a focus on investors in Japan.

Outline of the Notes:

1) Amount of issue: ¥20.0 billions
2) Price of issue: 100% per value
3) Subscription date: November 14, 2003
4) Term of issue:

   1.75 % until November 19, 2008, 2.4% above the offered rate per annum for six month Japanese Yen deposits thereafter and redeemable at the option of the Company on November 19, 2008 and on each interest payment date thereafter.

5) Term: November 19, 2013
6) Guarantee: unsecured
7) Application of funds: long-term working capital
8) Subordination clause:

   The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes issue by the Company. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

File No. 82-34738

EXHIBIT 8

Supplemental Data for Financial Closing (for the six months ended September 30, 2003), dated November 20, 2003

(English Version)

File No. 82-34738

Supplementary Data for Financial for six months ended September 30, 2003

1. Insurance Business Highlights (Non-Consolidated)

(1) Total number of policies and total policy amount in force

(In thousands of policies, hundred million yen, %)

Category	End of 1H, FY 2003 (As of September 30,2003)				End of 1H, FY 2002 (As of September 30, 2002		End of FY 2002 (As of March 31, 2003	
	Number	Change	Amount	Change	Number	Amount	Number	Amount
Individual Insurance	4,028	91.6	110,983	107.7	4,399	103,078	4,197	105,002
Individual Annuities	1,541	95.7	46,000	94.5	1,609	48,655	1,577	47,684
Subtotal	5,569	92.7	156,983	103.5	6,009	151,734	5,774	152,686
Group Insurance	—	—	110,949	99.8	—	111,185	—	109,799
Group Annuities	—	—	8,052	99.7	—	8,073	—	8,015

Notes

1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.
3. Change is the comparison with the end of 1H, FY 2002.

(2) Number of new policies and new policy amount

(In thousands of policies, hundred million yen, %)

Category	The six months ended September 30, 2003					
	Number	Change	Amount	Change	New Policies	Increase by Conversion
Individual Insurance	158	78.9	14,467	143.5	10,943	3,524
Individual Annuities	13	80.6	202	47.5	358	(155)
Subtotal	171	79.0	14,670	139.6	11,302	3,368
Group Insurance	—	—	1,898	368.8	1,898	
Group Annuities	—	—	0	5.9	0	

Notes 1. Change is the comparison with the end of 1H, FY 2002.

(In thousands of policies, hundred million yen, %)

	The six months ended September 30, 2002)				FY 2002 ended March 31, 2003			
	Number	Amount			Number	Amount		
			New Policies	Increase by Conversion			New Policies	Increase by Conversion
Individual Insurance	200	10,080	10,080	—	383	20,910	20,910	—
Individual Annuities	16	427	427	—	31	844	844	—
Subtotal	216	10,508	10,508	—	415	21,754	21,754	—
Group Insurance	—	514	514		—	1,067	1,067	
Group Annuities	—	0	0		—	0	0	

Notes
1. Policy conversions started in FY 2003.
2. The number of new policies includes increase from conversion.
3. The new policy amount including increase from conversion for individual annuities is the fund to be held at the time annuity payments are to commence for an annuity.
4. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Number and amount of surrender and lapse

(In thousands of policies, hundred million yen, %)

Category	The six months ended September 30, 2003				The six months ended September 30,2002		FY 2002 ended March 31, 2003)	
	Number		Amount		Number	Amount	Number	Amount
		Change		Change				
Individual Insurance	121	95.9	5,898	112.1	126	5,260	255	10,987
Individual Annuities	31	81.2	952	81.9	39	1,162	73	2,201
Subtotal	153	92.5	6,850	106.6	165	6,423	329	13,188
Group Insurance	—	—	19	33.4	—	57	—	85

Notes
1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. Change is the comparison with the end of 1H, FY 2002.

2. Indices Concerning Insurance Policy (Non-consolidated)

(1) Average amount of new policies and amount in force (Individual insurance) (Thousands of Yen)

Category	The six months ended September 30, 2003	The six months ended September 30, 2002	FY 2002 ended March 31, 2003
Average amount of new policies	7,767	5,030	5,450
Average amount in force	2,755	2,343	2,501

Note: The average amount of new policies does not include increase from policy conversion.

(2) New policy rate (year-on-year difference) (%)

Category	The six months ended September 30, 2003	The six months ended September 30, 2002	FY 2002 ended March 31, 2003)
Individual Insurance	10.42	9.87	20.47
Individual Annuities	0.75	0.85	1.68
Subtotal	7.40	6.90	14.28
Group Insurance	1.73	0.47	0.97

Notes

1. The average amount of new policies does not include increase from policy conversion.
2. The figures of the six months ended September 30, 2003, FY 2003 and the six months ended September 30, 2002, FY 2002 are not annualized.

(3) Surrender and lapse rate (year-on-year difference) (%)

Category	The six months ended September 30, 2003	The six months ended September 30, 2002	FY 2002 ended March 31, 2003)
Individual Insurance	5.62	5.15	10.75
Individual Annuities	2.00	2.32	4.39
Subtotal	4.49	4.22	8.66
Group Insurance	0.02	0.05	0.08

Note: The figures of the six months ended September 30, 2003, FY 2003 and the six months ended September 30, 2002, FY 2002 are not annualized.

(4) Average premium of new individual insurance policies (monthly premium) (Yen)

Category	The six months ended September 30, 2003	The six months ended September 30, 2002	FY 2002 ended March 31, 2003)
Average premium	14,441	13,133	13,272

(5) Average assumed investment yield and negative spread (Unit: MY)

Category		The six months ended September 30, 2003	The six months ended September 30, 2002	FY 2002 ended March 31, 2003)
Average assumed investment yield (annualized)	Individual Insurance /Individual Annuities	3.25%	3.45%	3.39%
	Total	2.99%	3.26%	3.17%
Amounts of negative spread		11,393	21,993	43,450

(Notes) 1. Formula of negative spread calculation :

(Investment yield on utilizing core profit – Average assumed investment yield) x Policy reserve for general accounts
[1.30%] [1.49%] [5,966.3 billions of Yen]

2. Investment yield on utilizing core profit and average assumed investment yield under 1. are returns before annualizing that is calculated by using formulas given in 4. and 5.

3. "Policy reserves for general accounts" represent policy reserves for lapse of time that is calculated by using the following "Hardy Method" after excluding contingency reserves

   Hardy Method: (Policy reserves at the beginning of the year + Policy reserves at the end of the year – Assumed interests) x (1/2)

4. "Investment yield on utilizing core profits" are calculated by having "returns included in core profit (returns on general accounts)" deducted by "provision of interests for policyholders dividends as molecular and "policy reserve for general accounts" as denominator

5. Average assumed investment yield is calculated by having "assumed interests (for general accounts alone)" as molecular and policy reserve for general accounts as denominator

3. Indices Concerning Accounting (Non-consolidated)

(1) Reserve for outstanding claims (in Millions of Yen)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Insurance Claims	Death Benefits	7,078	6,986	7,162
	Accidental Death Benefits	485	491	514
	Disability Benefits	758	665	699
	Maturity Benefits	516	651	584
	Others	2	7	5
	Subtotal	8,841	8,802	8,966
Annuity Payments		310	281	287
Insurance Benefits		4,031	3,995	4,089
Surrender Payments		4,288	4,515	4,435
Deferred Insurance Benefits		37	24	46
Total		17,982	18,118	18,399

(2) Policy reserve (in Millions of Yen)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Policy Reserve (except Contingency Reserve)	Individual Insurance	2,666,952	2,828,151	2,724,628
	Individual Annuities	2,541,252	2,527,097	2,539,748
	Group Insurance	9,598	9,274	9,914
	Group Annuities	805,229	807,309	801,587
	Others	3,915	4,010	4,019
	Subtotal	6,026,948	6,175,843	6,079,898
Contingency Reserve	I	42,822	42,010	42,277
	II	12,070	12,070	12,070
	Subtotal	54,893	54,080	54,348
Total		6,081,842	6,229,924	6,134,247

(3) Policy reserve calculating methods and ratios

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%	100.0%

(Notes) 1. The calculating methods and the ratios are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these insurance policies are not included.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Other reserves (Millions of Yen)

Category		End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)		Reason and calculating method
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)	
Reserve for Possible Loan Losses	General Reserve	1,131	(1,058)	2,339	(2,241)	2,189	(2,391)	As already described in Accounting Policies, the descriptions are omitted
	Specific Reserve	1,076	(0)	1,120	(84)	1,076	(128)	
Reserve for Employees' Retirement Benefits		29,145	45	25,240	221	29,099	4,080	
Reserve for Directors' Retirement Benefits		367	(75)	401	(56)	443	(14)	
Allowance for Reserve for Policyholder Dividends		–	(11,267)	–	–	11,267	11,267	
Reserve for Price Fluctuations		3,275	1,143	55,996	1,084	2,132	(52,779)	

(5) Insurance premium

a. Payment method

(Millions of Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Individual Insurance	282,553	320,072	624,705
[Lump-sum Payment]	26,230	34,955	68,158
[Annual Payment]	6,809	9,074	15,718
[Semi-Annual Payment]	857	926	1,813
[Monthly Payment]	248,655	275,115	539,014
Individual Annuities	64,127	70,592	137,470
[Lump-sum Payment]	3,651	3,936	7,474
[Annual Payment]	—	—	0
[Semi-Annual Payment]	—	—	—
[Monthly Payment]	60,476	66,656	129,996
Group Insurance	17,527	16,871	36,210
Group Annuities	48,878	56,297	88,365
Total	413,614	464,333	887,784

b. Year

(Millions of Yen, %)

Category		Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Individual Insurance and Annuities	First Year	50,335	65,993	128,490
	Second and Subsequent Years	296,345	324,671	633,685
	Total	346,681	390,665	762,175
Group Insurance	First Year	273	134	290
	Second and Subsequent Years	17,253	16,737	35,919
	Total	17,527	16,871	36,210
Group Annuities	First Year	90	422	616
	Second and Subsequent Years	48,788	55,875	87,749
	Total	48,878	56,297	88,365
Total	First Year	50,729	66,586	129,473
	Second and Subsequent Year	362,885	397,746	758,311
	Total	413,614	464,333	887,784
	% Change	[(10.9)]	[(8.4)]	[(12.9)]

(6) Insurance claims (Millions of Yen)

Category	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Death Benefits	12,690	2,268	9,379	—	—	1	24,340	24,757	51,124
Accidental Death Benefits	814	—	40	—	—	—	855	847	1,728
Disability Benefits	621	70	520	—	—	—	1,213	929	1,860
Maturity Benefits	220,118	—	1	9,620	—	—	229,741	374,322	663,381
Others	6	—	—	—	—	0	6	10	16
Total	234,251	2,339	9,942	9,620	—	1	256,156	400,866	718,110

(7) Annuity payments (Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
—	41,525	219	7,077	41	—	48,863	43,783	87,121

(8) Insurance benefits (Millions of Yen)

Category	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Death Benefits	543	2,116	1	—	—	—	2,661	2,510	5,268
Hospitalization Benefits	11,845	171	16	—	—	41	12,075	12,678	25,066
Operation Benefits	5,841	90	—	—	—	—	5,932	6,261	12,400
Injury Benefits	42	—	13	—	—	—	56	52	110
Survival Benefits	17,975	—	—	—	49	—	18,024	15,923	36,754
Others	10	7	7	18,619	—	1	18,646	23,663	42,107
Total	36,259	2,386	38	18,619	49	42	57,395	61,089	121,707

(9) Surrender payments (Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
40,361	31,874	1	7,420	219	—	79,876	91,056	174,597

(10) Detail list of operating expenses

(Millions of Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Sales Activity Related Expenses	13,388	13,289	27,184
In-house sales representative expenses	12,742	12,642	25,960
Sales agent expenses	340	404	791
Selection expenses	305	242	432
Sales Administrative Expenses	3,673	2,857	6,308
Administrative / operational expenses	2,986	2,113	4,878
Expenses for training of in-house sales representatives	639	626	1,289
Advertising expenses	46	117	140
General Administrative Expenses	26,341	27,680	52,650
Personnel expenses	11,803	12,100	22,941
Non-Personnel Expenses	13,789	14,591	27,736
[Donation and others]	[18]	[19]	[28]
Contributions	334	335	668
Burden charges	414	652	1,303
Total	43,403	43,827	86,143

Notes 1. Major non-personnel expenses are system-related costs, shop costs and welfare expenses.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(11) Operating expense ratio (against premiums)

(Millions of Yen, %)

Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
10.5%	9.4%	9.7%

4. Investments of General Account Assets for Six Months Ended September 30, 2003 (Non-consolidated)

(1) Investments of Assets for six months ended September 30, 2003

a. Investment Environment

The Japanese economy under review for the current interim period was generally on a recovery, primarily on the account of the increased exports mainly centered toward US as a result of the reduced geographical risk brought around by ending Iraqi war, the firming domestic consumptions, the better than expected facility investments by corporate sector, and the increase in stock price. However, opacity for the continued economic recovery still remained amid the continued deflationary pressure, due to prevailing negative factors such as increased burden for welfare insurance, and cold summer.

Nikkei Stock Average renewed the record low after the crash of the bubble economy for consecutive days in the end of April, attributed by the prevailing opacity remaining in the US stock markets after the end of Iraqi war and also by the price lowering pressure resulted from returning substitute and utilization of rights to government and dissolution of mutual stock holding systems especially among major names. However, the monetary disturbances and psychological insecurity went off, triggered by infusion of public money to Resona Bank, and the stock market situation thereafter improved. Meanwhile, the purchases of foreign investors who had under-weighted the Japanese equities started to exceed the sells for a long time for a variety of equities. Based on the foregoing, the momentum of the stock market situation was on the rise since May, and the Nikkei Stock Average price recovered the plateau of 10,000 yen at the end of September
(Average Nikkei stock price at the end of March 2003: 7,972 yen
-> at the end of September 2003: 10,219 yen)

Dow Jones Industrial Average (at the New York Stock Exchanges) developed favorably with the upturn began since March when the war with Iraq started, and the better than previously expected corporate results for the January to March quarter. While the Dow Jones dropped temporarily due to the disappointment for the range of lowering interest rate as a measure of the easy money policy that took place in June, since the expectation for the recovery of corporate results overwhelmed, it started to resume the favorable development mainly in financial and information technology sectors. Despite the slight drop toward the end of September due to the uneasiness for overflow of funds to elsewhere because of a drastic depreciation of US dollar that prevailed since middle of September

when G7 was held, and the artificial leading of lower corporate results, the Dow Jones at the end of September maintained the plateau of 9,000 dollars
(NY Dow Jones as of the end of March 2003: 7,992 dollars
-> as of the end of September 2003: 9,275 dollars)

Yield for newly issued 10-year government bonds temporarily deteriorated from 0.70% at the end of March to 0.43% in the middle of June, due to the opacity for the Japanese economy. Influenced by a worldwide hike of interest rates, coupled with the expectation for the recovery of the Japanese economy and the drastic improvement of the Japanese stock price, however, the long-term interest rate in Japan also upturned and temporarily reached 1.67% in September. It dropped again thereafter, though, due to the prevailing uneasiness for deflation that was overwhelming in the Japanese economy, reducing the yield for new issue 10-year Japanese government bonds to 1.38%
(Yield for newly issued 10-year government bonds as of the end of March 2003: 0.700%
-> as of the end of September 2003: 1.380%).

Yield on 10-year treasury bonds was on a decline due to the worldwide deflationary concern and the worsening domestic unemployment situation, temporarily reaching 3.11% in June. With the improving economic indicators exhibited since the latter half of June, coupled with the steady development in the equity market situation, it tuned up to 4.60% at one point. With no signs of improvement for the unemployment situation and the prolonged disinflation, however, long-term interest rate as of the end of September again dropped to the plateau of 3%.
(Yield on 10 year treasury bonds as of the end of March 2003: 3.80%
->as of the end of September 2003: 3.94%)

While exchange rate momentum itself for Japanese yen was on a depreciation due to the prevailing opacity for the domestic US economy and the increased purchase of Japanese equities by foreign investors, fluctuated in the range of 116 yen to 120 yen to a dollar until mid September merely due to the selling yen interventional operations taken by the Japanese government. Since G7 Communiqué of September was interpreted to be a restraint to the interventional operations, Yen hiked against US dollars dramatically, and reached 111 Yen to a dollar at the end of September.

While the dollar/yen exchange rate struggled, euro/yen exchange rate exhibited depreciation of yen against euro largely influenced by the appreciation of euro against dollar in the euro/dollar market, and temporarily reached 140 yen to a euro at the end of May. However, yen began to appreciate against euro as a result of the expectation toward economic recovery in US and Japan, and reached the plateau of 129 yen to a euro at the end of September.

(Dollar/yen <TTM> At the end of March 2003: 120.20 yen
->At the end of September 2003: 111.25 yen)

(Euro/yen <TTM> At the end of March 2003 129.83 yen
->At the end of September 2003: 129.19 yen)

b. Our Investment Policy

Our investment policy for utilizing funds is to build a portfolio that generates a steady income for a long period of time and to manage assets, paying a due consideration to being public and sound.

In order to obtain a steady interest yield, we center our investments to domestic public and corporate bonds, yen interest generating assets such as loans, and foreign currency denominated bonds with appropriate foreign exchange risk hedging. Also, in order to further improve profitability, we diversify our investments to price fluctuation assets such as shares and foreign securities while paying utmost attention to controlling possible risks. In overall, we try our best to build a portfolio that will improve overall investment profitability.

c. Investment Overview

Assets for general accounts as of the end of six months ended September 30, 2003, increased by 97.3 billion yen as compared to that of the end of March 2003, and reached 6, 572.3 billion yen. Of the balance, gain on valuation of "Other securities" as a result of application of the fair market price valuation exhibited an increase of 115.0 billion yen, reaching 117.4 billion yen, of which 75.0 billion yen was transferred to capital as net unrealized gains on securities.
As to the allocation of assets, a decrease in yen interest generating assets, a decrease in domestic public and corporate bonds of 136.3 billion yen as compared to the end March 2003, a decrease in loans of 109.8 billion yen over the same period were evident respectively (refer to Note). In variable price assets, a decrease in domestic equities of 46.6 billion over the end of March 2003 was evident due to the disposition of some balance (refer to Note), a decrease in monetary trust of 22.0 billion yen over the same period (refer to Note). On the other hand, 170.8 billion yen was allocated to foreign public and corporate bonds in consideration of foreign exchange rates and interest rates (refer to Note).

(Note) Changes on securities was calculated based on asset balance before application of fair market price valuation

d. Outline of Investment Gains/Losses

Investment gains; While interest and dividends income decreased by 1.3 billion yen over the corresponding period of the previous fiscal year due to decrease in the balance of domestic public and corporate bonds/loans, gain on sale of securities including those of government bonds/foreign securities increased by 23.9 billion yen. Consequently, overall investment gain increased by 21.8 billion yen over the corresponding period of the previous fiscal year, and reached 138.9 billion yen.

Investment expenses; Although loss on sale of securities increased by 22.9 billion yen over the corresponding period of the previous fiscal year, as a result of reshuffling and disposition of domestic public and corporate bonds/domestic shares amid the stock market turn up and interest rate hike, loss on valuation of securities decreased by 7.3 billion yen over the same. Foreign exchange gain increased by 14.5 billion yen. Overall investment expenses increased by 31.1 billion yen over the corresponding period of the previous fiscal year, and reached 66.5 billion yen

As a result of the above, net investment gains/losses during the current first half of fiscal year 2003 totaled to 72.4 billion yen, a decrease of 9.3 billion yen over the corresponding period of the previous year.

Unrealized gain/loss on securities; While hiking interest rate reduced unrealized loss on public and corporate bonds, stock market turn up resulted in unrealized gain on domestic stocks, enabling overall unrealized gain on securities to increase by 70.9 billion yen as compared to that of the March 2003, and reached 106.7 billion yen.

(2) Asset composition

File No. 82-34738

(Millions of yen) [Reference]

Items	End of 1H, 2003 (As of September 30, 2003)		End of 1H, 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)		[Reference] End of 1H, 2003 (As of September 30, 2003)	
	MY	%	MY	%	MY	%	MY	%
Cash deposits, and call loans	200,193	3.0	173,501	2.6	166,721	2.6	200,193	3.1
Receivables under resale agreement	-	-	-	-	-	-	-	-
Guarantee money for bond-lending trade	-	-	-	-	-	-	-	-
Monetary claims purchased	45,666	0.7	69,953	1.1	41,966	0.6	45,665	0.7
Trading securities	-	-	-	-	-	-	-	-
Monetary trust	33,748	0.5	56,181	0.8	55,619	0.9	31,938	0.5
Securities	3,788,020	57.6	3,723,036	56.1	3,612,837	55.8	3,670,596	56.5
Public and corporate bonds	2,248,080	34.2	2,501,535	37.7	2,415,033	37.3	2,223,049	34.2
Shares	470,532	7.2	508,097	7.7	386,025	6.0	402,246	6.2
Foreign Securities	954,812	14.5	679,942	10.2	770,154	11.9	935,726	14.4
Public and corporate bonds	795,820	12.1	528,613	8.0	622,112	9.6	760,727	11.7
Shares and others	158,991	2.4	151,328	2.3	148,041	2.3	174,998	2.7
Other securities	114,596	1.7	33,460	0.5	41,624	0.6	109,574	1.7
Loans	2,119,267	32.2	2,253,751	34.0	2,229,144	34.4	2,119,267	32.6
Loans based on policy clauses	122,534	1.9	132,000	2.0	125,561	1.9	122,534	1.9
General loans	1,996,732	30.4	2,121,751	32.0	2,103,582	32.5	1,996,732	30.7
Real estate	189,750	2.9	192,047	2.9	193,688	3.0	189,750	2.9
Deferred tax assets	30,536	0.5	79,602	1.2	78,600	1.2	72,926	1.1
Deferred tax assets on revaluation	1,220	0.0	12,000	0.2	12,129	0.2	1,220	0.0
Others	166,167	2.5	78,425	1.2	87,527	1.4	166,167	2.6
Reserve for possible loan losses	(2,207)	(0)	(3,459)	(0)	(3,266)	(0)	(2,207)	(0)
Total	6,572,364	100.0	6,635,040	100.0	6,474,969	100.0	6,495,519	100.0
Foreign-currency denominated assets included	945,627	14.4	647,962	9.8	769,855	11.9	921,683	14.2

Note: [Reference] indicates the asset composition before valuation.

(3) Changes in the amount of assets by categories

(Millions of yen) [Reference]

Items	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003	[Reference] Six months ended September 30, 2003
Cash deposits, and call loans	33,472	24,771	17,992	33,472
Receivables under resale agreement	-	-	-	-
Guarantee money for bond-lending trade	-	-	-	-
Monetary claims purchased	3,699	14,958	(13,028)	3,860
Trading securities	-	-	-	-
Monetary trust	(21,871)	(39,752)	(40,314)	(22,067)
Securities	175,183	(80,748)	(190,947)	60,019
Public and corporate bonds	(166,953)	(31,095)	(117,597)	(136,333)
Shares	84,506	(68,277)	(190,349)	(46,698)
Foreign Securities	184,658	14,311	104,523	177,547
Public and corporate bonds	173,707	36,234	129,733	170,889
Shares and others	10,950	(21,922)	(25,209)	6,657
Other securities	72,972	4,312	12,475	65,504
Loans	(109,877)	(55,977)	(80,585)	(109,877)
Loans based on policy clauses	(3,027)	(8,623)	(15,061)	(3,027)
General loans	(106,849)	(47,354)	(65,523)	(106,849)
Real estate	(3,937)	467	2,109	(3,937)
Deferred tax assets	(48,064)	13,482	12,480	(6,548)
Deferred tax assets on revaluation	(10,908)	44	173	(10,908)
Others	78,639	4,768	13,871	78,639
Reserve for possible loan losses	1,058	2,326	2,519	1,058
Total	97,394	(115,658)	(275,728)	23,711
Foreign-currency denominated assets included	175,771	36,952	158,845	169,330

Note: [Reference] indicates the asset composition before valuation.

(4) Investment income/gains

(Millions of yen)

Items	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Interest and dividends received	74,450	75,846	150,239
Interest on deposits	0	3	4
Interest and dividends on securities	41,866	39,459	79,550
Interest on loans receivable	28,722	33,157	64,396
Rent of real estate	3,662	2,993	5,863
Other interest and dividends	198	233	424
Profit on management of trading securities	-	-	-
Profit on investment of monetary trust	776	3,702	3,554
Profit on management of marketable securities	-	-	-
Profit on sale of securities	46,238	22,262	70,287
Profit on sale of government & other bonds	18,473	9,005	39,419
Profit on sale of shares	11,973	10,494	12,188
Profit on sale of foreign securities	15,789	2,762	18,616
Others	0	-	62
Profit on redemption of securities	-	-	-
Profits on derivative financial instruments	11,226	10,176	-
Foreign exchange profit	-	-	-
Other investment income/gains	6,293	5,146	5,286
Total	138,984	117,133	229,367

(5) Investment expenses/losses

(Millions of yen)

Items	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Interest expenses	1,089	1,087	2,175
Loss on management of trading securities	-	-	-
Loss on investment of monetary trust	-	-	-
Loss on management of marketable securities	-	-	-
Loss on sale of securities	37,142	14,170	42,100
Loss on sale of governmental & other bonds	13,273	328	1,609
Loss on sale of shares	21,771	4,820	28,411
Loss on sale of foreign securities	2,098	9,021	12,052
Others	-	-	26
Valuation loss on securities	44	7,347	24,930
Valuation loss on sale of government & other bonds	-	-	-
Valuation loss on shares	44	7,235	23,867
Valuation loss on foreign securities	-	111	879
Others	-	0	182
Loss on redemption of securities	-	-	-
Expenses on derivative financial instruments	-	-	630
Exchange loss	24,385	9,841	8,235
Provision of reserve for possible loan losses	-	-	-
Loan write-offs	4	153	205
Depreciation of real estate for rent	1,754	1,177	2,373
Other investment expenses	2,137	1,593	3,874
Total	66,559	35,371	84,526

(Note) In addition to the above, the Company booked 57,664 million yen of "valuation loss of trust securities" in Extraordinary Losses on the Statements of Operations in previous FY.

(6) Net investment gains/losses

(Millions of yen)

Items	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Total	72,425	81,762	144,840

[Reference] Breakdown of profits and expenses on derivative transactions

(Millions of yen)

Items	Six months ended September 30, 2003	Six months ended September 30, 2002	FY 2002 ended March 31, 2003
Interest-rate related transaction	(19)	108	107
Currency related transaction	16,152	10,066	2,344
Stock related transaction	(2,691)	-	(3,397)
Bond related transaction	(2,359)	89	290
Others	143	(88)	24
Total	11,226	10,176	(630)

(7) Securities

Items	End of 1H, FY2003		End of 1H, FY2002		End of FY2002	
	MY	%	MY	%	MY	%
Government bonds	805,741	21.3	1,177,216	31.6	1,161,312	32.1
Municipal bonds	413,038	10.9	462,137	12.4	402,362	11.1
Corporate bonds	1,029,300	27.2	862,181	23.2	851,358	23.6
Authority bonds included	641,576	16.9	442,746	11.9	382,909	10.6
Shares	470,532	12.4	508,097	13.6	386,025	10.7
Foreign securities	954,812	25.2	679,942	18.3	770,154	21.3
Public & corporate bonds	795,820	21.0	528,613	14.2	622,112	17.2
Shares	105,048	2.8	96,675	2.6	96,368	2.7
Others	53,943	1.4	54,653	1.5	51,672	1.4
Other securities	114,596	3.0	33,460	0.9	41,624	1.2
Total	3,788,020	100.0	3,723,036	100.0	3,612,837	100.0

(8) Securities by contractual maturity dates

(Millions of yen)

Items	End of 1H, FY 2003						
	1 year or less	More than 1 year - 3 years or less	More than 3 years - 5 years or less	More than 5 years - 7 years or less	More than 7 years - 10 years or less	More than 10 years	Total
Government bonds	83,264	175,754	86,188	49,496	277,250	133,786	805,741
Municipal bonds	67,083	155,769	73,557	60,788	51,085	4,753	413,038
Corporate bonds	82,325	268,272	209,779	164,047	245,519	59,355	1,029,300
Shares						470,532	470,532
Foreign securities	18,157	140,995	169,701	213,354	191,275	221,327	954,812
Public & corporate bonds	18,157	140,818	167,564	201,732	191,275	76,271	795,820
Shares	-	177	2,136	11,621	-	145,055	158,991
Other securities	37	5,703	4,016	2,433	2,489	99,915	114,596
Total	250,869	746,496	543,243	490,120	767,620	989,670	3,788,020

(Note) "More than 10 years" includes securities for which maturity is not specified.

(Millions of yen)

Items	End of 1H, FY 2002						
	1 year or less	More than 1 year - 3 years or less	More than 3 years - 5 years or less	More than 5 years - 7 years or less	More than 7 years - 10 years or less	More than 10 years	Total
Government bonds	132,536	155,252	237,331	69,461	364,817	217,816	1,177,216
Municipal bonds	50,935	205,208	78,666	47,254	74,747	5,323	462,137
Corporate bonds	90,302	247,684	249,171	81,335	172,024	21,663	862,181
Shares						508,097	508,097
Foreign securities	30,451	80,575	143,709	94,704	135,036	195,465	679,942
Public & corporate bonds	29,677	80,560	142,773	92,283	135,036	48,281	528,613
Shares	773	14	935	2,421	-	147,183	151,328
Other securities	2,206	3,076	13,333	1,013	6,136	7,692	33,460
Total	306,433	691,797	722,212	293,770	752,762	956,060	3,723,036

(Note) "More than 10 years" includes securities for which maturity is not specified.

(Millions of yen)

Items	End of FY 2002						
	1 year or less	More than 1 year - 3 years or less	More than 3 years - 5 years or less	More than 5 years - 7 years or less	More than 7 years - 10 years or less	More than 10 years	Total
Government bonds	77,973	256,289	166,867	71,695	420,356	168,130	1,161,312
Municipal bonds	67,479	178,436	73,052	46,138	31,812	5,444	402,362
Corporate bonds	100,406	218,027	200,617	130,982	182,486	18,837	851,358
Shares						386,025	386,025
Foreign securities	13,250	92,438	131,964	120,191	184,769	227,539	770,154
Public & corporate bonds	12,413	92,255	131,964	117,765	184,769	82,943	622,112
Shares	836	182	-	2,425	-	144,596	148,041
Other securities	41	5,702	7,595	5,983	9,220	13,080	41,624
Total	259,151	750,894	580,098	374,990	828,645	819,057	3,612,837

(Note) "More than 10 years" includes securities for which maturity is not specified.

(9) Stock holding by industry

Category		End of 1H, FY2003 MY	End of 1H, FY2003 %	End of FY2002 MY	End of FY2002 %
Fishery, agriculture & forestry		-	-	-	-
Mining		-	-	-	-
Construction		7,243	1.5	4,149	1.1
Manufacturing	Food	4,515	1.0	2,767	0.7
	Textile & apparel	4,393	0.9	4,189	1.1
	Pulp & paper	2,593	0.6	2,060	0.5
	Chemicals	36,710	7.8	30,724	8.0
	Pharmaceuticals	12,824	2.7	6,421	1.7
	Oil and coal products	-	-	511	0.1
	Rubber products	639	0.1	-	-
	Glass & ceramics	2,799	0.6	2,625	0.7
	Steel products	16,975	3.6	9,385	2.4
	Nonferrous metals	3,818	0.8	2,210	0.6
	Metal products	227	0.0	148	0.0
	Machinery	51,626	11.0	36,035	9.3
	Electrical machinery	44,871	9.5	30,281	7.8
	Transport equipment	14,738	3.1	3,478	0.9
	Precision instruments	8,248	1.8	5,112	1.3
	Other products	1,452	0.3	2,456	0.6
Electric power & gas		32,173	6.8	38,316	9.9
Transport & data communication	Land transport	46,186	9.8	42,635	11.0
	Marine transport	-	-	1,257	0.3
	Air transport	-	-	-	-
	Warehousing & harbor transport services	405	0.1	359	0.1
	Data &	9,165	1.9	2,470	0.6
Commerce	Wholesale	5,954	1.3	12,682	3.3
	Retail	7,615	1.6	1,856	0.5
Financial & insurance	Banks	56,317	12.0	55,296	14.3
	Securities & commodity futures	33,516	7.1	30,618	7.9
	Insurance	25,272	5.4	23,034	6.0
	Other financial services	10,926	2.3	9,020	2.3
Real estate		22,751	4.8	19,770	5.1
Services		6,566	1.4	6,148	1.6
Total		470,532	100.0	386,025	100.0

Category		End of 1H, FY2002 MY	End of 1H, FY2002 %
Manufacturing	Food	2,159	0.4
	Textile & apparel	4,607	0.9
	Pulp & paper	2,454	0.5
	Chemicals	36,118	7.1
	Pharmaceuticals	5,498	1.1
	Oil and coal	534	0.1
	Rubber products	-	-
	Glass & ceramics	2,626	0.5
	Steel products	8,751	1.7
	Nonferrous metals	2,562	0.5
	Metal products	175	0.0
	Machinery	34,167	6.7
	Electrical machinery	40,863	8.0
	Transport equipment	4,475	0.9
	Precision instruments	5,026	1.0
	Other manufacturer	1,491	0.3
	Sub total	151,514	29.8
Non-manufacturing	Fishery	-	-
	Mining	-	-
	Construction	3,048	0.6
	Commerce	16,020	3.2
	Financial &	158,084	31.1
	Insurance	40,177	7.9
	Real estate	24,813	4.9
	Land transport	51,066	10.1
	Marine & land	1,141	0.2
	Warehousing	357	0.1
	Communication	7,254	1.4
	Electric power & gas	44,822	8.8
	Services	9,796	1.9
	Sub total	356,583	70.2
Total		508,097	100.0

Note: The business-type categorization is pursuant to the business-type categorization item specified by the Securities Identification Code Committee as of September 30, 2003, March 31, 2003 and September 30, 2002 respectively.
"Transport & data communication" as of the end of the previous fiscal year falls under "Transport & communication," and "Data & communication" under "Communication."

(10) Loans

(Millions of yen)

Category	End of 1H, FY 2003 (As of September 30,	End of 1H, FY 2002 (As of September 30,	End of FY, 2002 (As of March 31, 2003)
Loans based on policy clauses	122,534	132,000	125,561
Loans to policyholders	120,097	129,411	122,890
Loans for insurance premiums	2,437	2,589	2,671
General loans	1,996,732	2,121,751	2,103,582
[Loans to nonresidents included]	[163,828]	[132,707]	[158,736]
Loans to companies	1,488,618	1,610,918	1,581,321
[Loans to domestic companies included]	[1,331,683]	[1,486,732]	[1,430,378]
Loans to governments, international organizations and governmental agencies	21,815	25,854	23,242
Loans to public corporations	24,961	21,332	24,071
Housing loans	300,567	321,128	326,685
Consumer loans	139,850	128,856	134,751
Others	20,918	13,661	13,510
Total	2,119,267	2,253,751	2,229,144

(11) Loans to domestic companies by company size

(Number of policies, millions of yen)

Category		As of September 30, 2003		As of September 30, 2002		As of March 31, 2003	
			(%)		(%)		(%)
Large-sized companies	Borrowers	192	75.9	200	74.6	201	74.7
	Amount	1,218,354	91.5	1,354,748	91.1	1,304,917	91.2
Medium-sized companies	Borrowers	12	4.7	14	5.2	15	5.6
	Amount	17,394	1.3	18,303	1.2	19,892	1.4
Small - and medium - sized companies	Borrowers	49	19.4	54	20.1	53	19.7
	Amount	95,933	7.2	113,681	7.6	105,568	7.4
Total loans to domestic companies	Borrowers	253	100.0	268	100.0	269	100.0
	Amount	1,331,683	100.0	1,486,732	100.0	1,430,378	100.0

Notes:1.Category of industry is classified as follows:

<table>
<tr><th>Business type</th><th colspan="2">(i) All except (ii) - (iv)</th><th colspan="2">(ii) Retail & restaurants</th><th colspan="2">(iii) Services</th><th colspan="2">(iv) Wholesalers</th></tr>
<tr><td>Large-sized companies</td><td rowspan="2">With employees more than 300, and</td><td>With 1,000 million yen or more of capital stock</td><td rowspan="2">With employees more than 50, and</td><td>With 1,000 million yen or more of capital stock</td><td rowspan="2">With employees more than 100, and</td><td>With 1,000 million yen or more of capital stock</td><td rowspan="2">With employees more than 100, and</td><td>With 1,000 million yen or more of capital stock</td></tr>
<tr><td>Medium-sized companies</td><td>With more then 300 million yen and less than 1,000 million yen of capital stock</td><td>With more then 50 million yen and less than 1,000 million yen of capital stock</td><td>With more then 50 million yen and less than 1,000 million yen of capital stock</td><td>With more then 100 million yen and less than 1,000 million yen of capital stock</td></tr>
<tr><td>Small- and medium-sized companies</td><td colspan="2">With 300 million yen or less of capital stock, or regular employees of300 or less</td><td colspan="2">With 50 million yen or less of capital stock, or regular employees of50 or less</td><td colspan="2">With 50 million yen or less of capital stock, or regular employees of100 or less</td><td colspan="2">With 100 million yen or less of capital stock, or regular employees of100 or less</td></tr>
</table>

2. "Borrowers" indicates the number of borrowing companies sorted by name, not the number of loan contracts.

(12) Loans by industry

(Millions of yen)

		Category	End of 1H, FY 2003 (As of September 30, 2003)		End of FY 2002 (As of March 31, 2003)	
			MY	%	MY	%
Domestic	Manufacturing		187,153	9.4	202,238	9.6
		Food	-	-	300	0.0
		Textile & apparel	4,419	0.2	3,551	0.2
		Wood. Wood products, pulp & paper	4,290	0.2	4,447	0.2
		Printing	-	-	-	-
		Chemicals	22,104	1.1	25,181	1.2
		Oil & coal products	11,000	0.6	16,173	0.8
		Ceramic products	2,347	0.1	2,466	0.1
		Steel products	81,134	4.1	85,876	4.1
		Nonferrous metals	5,350	0.3	5,617	0.3
		Metal products	-	-	-	-
		Machinery	10,740	0.5	10,648	0.5
		Electrical machinery	17,970	0.9	18,623	0.9
		Transport equipment	26,384	1.3	27,932	1.3
		Precision instruments	1,412	0.1	1,420	0.1
		Other manufacturers	-	-	-	-
	Fishery, agriculture & forestry		-	-	-	-
	Mining		-	-	-	-
	Construction		15,687	0.8	17,463	0.8
	Electricity, gas, heat supply and water supply		78,647	3.9	90,575	4.3
	Communication		15,410	0.8	15,751	0.7
	Transport		76,814	3.8	77,052	3.7
	Wholesale		169,760	8.5	180,126	8.6
	Retail		13,230	0.7	13,462	0.6
	Finance & insurance		589,927	29.5	641,249	30.5
	Real estate		81,629	4.1	81,633	3.9
	Various services		139,727	7.0	149,249	7.1
	Local public entity		2,025	0.1	1,097	0.1
	Individual (funds for housing, consumption and tax payment, etc.)		461,337	23.1	474,946	22.6
	Others		1,552	0.1	-	-
	Total		1,832,903	91.8	1,944,845	92.5
Overseas	Governmental organizations		6,893	0.3	7,793	0.4
	Financial institutions		87,344	4.4	92,352	4.4
	Commercial & industrial enterprises		69,590	3.5	58,590	2.8
	Total		163,828	8.2	158,736	7.5
Grand total			1,996,732	100.0	2,103,582	100.0

(Millions of yen)

		Category	End of 1H, FY 2002 (As of September 30, 2002)	
			MY	%
Domestic	Manufacturing	Food	300	0.0
		Textile & apparel	7,201	0.3
		Pulp & paper	5,324	0.3
		Chemicals	24,772	1.2
		Oil & coal products	20,347	1.0
		Rubber products	-	-
		Glass & ceramics	592	0.0
		Steel products	82,875	3.9
		Nonferrous metals	6,150	0.3
		Metal products	-	-
		Machinery	10,086	0.5
		Electrical machinery	18,575	0.9
		Transport equipment	29,130	1.4
		Others	1,268	0.1
		Subtotal	206,622	9.7
	Non-manufacturing	Construction	14,731	0.7
		Commerce	198,631	9.4
		Finance, insurance & securities	647,292	30.5
		Real estate	78,933	3.7
		Land transport	50,775	2.4
		Marine & air transport	7,571	0.4
		Electricity	88,564	4.2
		Gas	3,055	0.1
		Services	160,563	7.6
		Others	29,992	1.4
		Subtotal	1,280,110	60.3
	Loans to governmental agencies		18,331	0.9
	Loans to public corporations		20,332	1.0
	Housing and consumer loans		449,985	21.2
	Other		13,661	0.6
	Total		1,989,043	93.7
Overseas	Governmental organizations		8,522	0.4
	Financial institutions		93,594	4.4
	Commercial & industrial enterprises		30,590	1.4
	Total		132,707	6.3
Grand total			2,121,751	100.0

(13) Loans by region

(Millions of yen)

Region	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
Hokkaido	2,100	0.2	2,140	0.1	2,120	0.1
Tohoku	5,891	0.4	12,583	0.8	9,173	0.6
Kanto	935,478	67.4	1,042,078	68.0	1,003,098	67.9
Chubu	37,424	2.7	37,690	2.5	36,634	2.5
Kinki	368,038	26.5	393,052	25.6	387,079	26.2
Chugoku	10,449	0.8	11,426	0.7	10,113	0.7
Shikoku	4,844	0.3	4,619	0.3	4,577	0.3
Kyushu	22,923	1.7	29,324	1.9	24,836	1.7
Total	1,387,149	100.0	1,532,915	100.0	1,477,635	100.0

(Note) 1. These loans do not include any personal loans, loans to nonresidents and loans on the policy clause.

2. The location of borrowers is determined according to the address of their head office.

3. Prefectures

Hokkaido: Hokkaido

Tohoku: Aomori, Akita, Iwate, Miyagi, Yamagata, Fukushima

Kanto: Ibaragi, Tochigi, Gunma, Saitama, Chiba, Tokyo, Kanagawa

Chubu: Niigata, Toyama, Ishikawa, Fukui, Nagano, Yamanashi, Gifu, Aichi, Shizuoka

Kinki: Shiga, Kyoto, Osaka, Nara, Wakayama, Hyogo, Mie

Chugoku: Tottori, Shimane, Okayama, Hiroshima, Yamaguchi

Shikoku: Kagawa, Tokushima, Ehime, Kochi

Kyushu: Fukuoka, Oita, Saga, Nagasaki, Kumamoto, Miyazaki, Kagoshima, Okinawa

(14) Loans by collateral types

(Millions of yen)

Items	End of 1H, 2003 (As of September 30, 2003)		End of 1H, 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
Loans with collateral	24,728	1.2	34,243	1.6	27,618	1.3
Loans with securities as collateral	18,702	0.9	24,860	1.2	20,325	1.0
Loans with real estate, movable or foundation as collateral	6,026	0.3	9,383	0.4	7,292	0.3
Loans with a claim payable as collateral	-	-	-	-	-	-
Secured loans	118,025	5.9	122,329	5.8	118,833	5.6
Fiduciary loans	1,408,639	70.5	1,509,496	71.1	1,490,351	70.8
Other	445,339	22.3	455,682	21.5	466,779	22.2
General loans	1,996,732	100.0	2,121,751	100.0	2,103,582	100.0
Loans with a subordinated treaty	306,544	15.4	365,609	17.2	348,576	16.6

(5) Loans by contractual maturity dates

(Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)						
	1 year or less	More than 1 year - 3 years or less	More than 3 years - 5 years or less	More than 5 years - 7 years or less	More than 7 years - 10 years or less	More than 10 years	Total
Variable rate	120,392	166,426	89,966	67,324	88,684	80,585	613,379
Fixed rate	319,998	376,020	219,344	136,403	284,215	47,368	1,383,352
Total of general loans	440,391	542,446	309,311	203,728	372,900	127,954	1,996,732

(Note) "More than 10 years" includes securities for which maturity is not specified.

(Millions of yen)

Items	End of 1H, FY 2002 (As of September 30, 2002)						
	1 year or less	More than 1 year - 3 years or less	More than 3 years - 5 years or less	More than 5 years - 7 years or less	More than 7 years - 10 years or less	More than 10 years	Total
Variable rate	111,003	214,797	104,585	149,683	74,072	87,542	741,683
Fixed rate	240,697	515,935	219,143	154,774	212,872	36,643	1,380,067
Total of general loans	351,700	730,732	322,729	304,458	286,944	124,185	2,121,751

(Note) "More than 10 years" includes securities for which maturity is not specified.

(Millions of yen)

Items	End of FY 2002 (As of March 31, 2003)						
	1 year or less	More than 1 year - 3 years or less	More than 3 years - 5 years or less	More than 5 years - 7 years or less	More than 7 years - 10 years or less	More than 10 years	Total
Variable rate	119,110	208,395	83,267	95,389	89,755	82,102	678,021
Fixed rate	230,337	492,814	252,343	131,513	264,312	54,238	1,425,560
Total of general loans	349,447	701,210	335,611	226,903	354,068	136,340	2,103,582

(Note) "More than 10 years" includes securities for which maturity is not specified.

(16) Foreign Investments

1) Details by assets

a. Foreign currency denominated assets (Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
Public & corporate bonds	888,693	71.3	597,415	64.1	721,566	67.5
Shares	15,060	1.2	6,683	0.7	6,377	0.6
Cash, deposits & others	41,873	3.4	43,863	4.7	41,911	3.9
Total of foreign currency denominated assets	945,627	75.8	647,962	69.5	769,855	72.0

b. Foreign currency denominated assets of which the amount in yen is fixed (Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
Public & corporate bonds	-	-	-	-	-	-
Cash, deposits & others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

c. Yen denominated assets (Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
Loans to nonresidents	163,828	13.1	132,707	14.2	158,736	14.9
Foreign public & corporate bonds	35,609	2.9	49,339	5.3	38,113	3.6
Foreign shares	102,077	8.2	102,326	11.0	102,227	9.6
Others	-	-	-	-	-	-
Total of yen denominated assets	301,515	24.2	284,373	30.5	299,077	28.0

d. Grand total (a+b+c) (Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
Foreign investments	1,247,142	100.0	932,335	100.0	1,068,933	100.0
(Real estate held abroad included)	-	-	-	-	-	-

(Note) Foreign currency denominated assets of which the amount in yen is fixed are assets the settlement amount in yen is fixed by exchange contracts, and included in the Balance Sheet.

2) Composition of foreign currency denominated assets by currency

(Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	MY	%	MY	%	MY	%
U.S. dollar	418,759	44.3	381,313	58.8	413,417	53.7
Euro	349,379	36.9	239,994	37.0	318,691	41.4
Sterling pound	30,723	3.2	26,655	4.1	37,746	4.9
Canadian dollar	76,863	8.1	-	-	-	-
Swedish krona	69,901	7.4	-	-	-	-
Others	-	-	-	-	-	-
Total	945,627	100.0	647,962	100.0	769,855	100.0

3) Composition by region

(Millions of yen)

Region	End of 1H, FY 2003 (As of September 30, 2003)							
	Foreign securities		Public & corporate bonds		Shares and others		Loans to nonresidents	
	MY	%	MY	%	MY	%	MY	%
North America	450,073	47.1	435,023	54.7	15,050	9.5	46,222	28.2
Europe	378,714	39.7	332,957	41.8	45,757	28.8	62,450	38.1
Oceania	-	-	-	-	-	-	18,000	11.0
Asia	190	0.0	-	-	190	0.1	16,262	9.9
Latin America	118,121	12.4	20,127	2.5	97,994	61.6	15,000	9.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,711	0.8	7,711	1.0	-	-	5,893	3.6
Total	954,812	100.0	795,820	100.0	158,991	100.0	163,828	100.0

(Millions of yen)

Region	End of 1H, FY 2002 (As of September 30, 2002)							
	Foreign securities		Public & corporate bonds		Shares and others		Loans to nonresidents	
	MY	%	MY	%	MY	%	MY	%
North America	284,272	41.8	277,571	52.5	6,701	4.4	50,456	38.0
Europe	266,075	39.1	220,311	41.7	45,764	30.2	35,450	26.7
Oceania	-	-	-	-	-	-	18,000	13.6
Asia	102	0.0	-	-	102	0.1	16,278	12.3
Latin America	118,127	17.4	19,366	3.7	98,760	65.3	5,000	3.8
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	11,364	1.7	11,364	2.1	-	-	7,522	5.7
Total	679,942	100.0	528,613	100.0	151,328	100.0	132,707	100.0

(Millions of yen)

Region	End of FY 2002 (As of March 31, 2003)							
	Foreign securities		Public & corporate bonds		Shares and others		Loans to nonresidents	
	MY	%	MY	%	MY	%	MY	%
North America	329,810	42.8	323,457	52.0	6,353	4.3	50,222	31.6
Europe	312,384	40.6	268,996	43.2	43,387	29.3	56,450	35.6
Oceania	-	-	-	-	-	-	18,000	11.3
Asia	120	0.0	-	-	120	0.1	16,270	10.3
Latin America	119,757	15.5	21,576	3.5	98,180	66.3	11,000	6.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	8,082	1.0	8,082	1.3	-	-	6,793	4.3
Total	770,154	100.0	622,112	100.0	148,041	100.0	158,736	100.0

(17) Valuation gains/losses on trading securities

File No. 82-34738

(Million of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for this
Trading securities	33,654	(630)	56,675	2,219	56,882	1,754
Monetary trusts	33,654	(630)	56,675	2,219	56,882	1,754

(Note) Monetary trusts are composed of securities held with monetary trusts.

(18) Securities with market value(excluding Trading Securities)

(Million of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)					[Reference] End of 1H, FY 2003 (As of September 30, 2003)	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/loss
Bonds held to maturity	118,592	119,312	720	966	(245)	119,312	720
Public & corporate bonds	77,595	78,316	721	966	(244)	78,316	721
Monetary claims purchased	35,996	35,996	(0)	0	(0)	35,996	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching	923,187	911,837	(11,350)	4,293	(15,643)	911,837	(11,350)
Shares of subsidiaries and affiliated companies	-	-	-	-	-	-	-
Available for sale	2,555,414	2,672,859	117,444	156,172	(38,727)	2,648,269	92,854
Public & corporate bonds	1,222,265	1,247,296	25,031	31,619	(6,588)	1,245,376	23,111
Shares	374,701	442,986	68,285	78,008	(9,723)	433,242	58,541
Foreign securities	844,517	863,623	19,106	40,764	(21,658)	850,698	6,181
Public & corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	83,790	67,803	(15,987)	563	(16,550)	65,498	(18,291)
Other securities	104,261	109,282	5,021	5,752	(730)	109,281	5,020
Monetary claims purchased	9,669	9,669	0	26	(26)	9,669	0
Certificates of deposit	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-
Total	3,597,194	3,704,009	106,814	161,431	(54,616)	3,679,419	82,224
Public & corporate bonds	2,223,049	2,237,451	14,402	36,879	(22,477)	2,235,531	12,482
Shares	374,701	442,986	68,285	78,008	(9,723)	433,242	58,541
Foreign securities	844,517	863,623	19,106	40,764	(21,658)	850,698	6,181
Public & corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	83,790	67,803	(15,987)	563	(16,550)	65,498	(18,291)
Other securities	104,261	109,282	5,021	5,752	(730)	109,281	5,020
Monetary claims purchased	45,665	45,666	0	26	(26)	45,666	0
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	0
Others	-	-	-	-	-	-	-

(Notes) 1.This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts do not include anything to be categorized into other than marketable securities.

3. The monthly average price of September, 2003 is applied to the market price of domestic and foreign shares and the exchange rate of foreign currency denominated assets.

[Reference] indicates market value data when the market value and the exchange rate at the end of September 2003 are applied.

The book value of securities without any market value is as follows:

(Millions of yen)

Items	As of September 30, 2003
Bonds held to maturity	-
Unlisted foreign bonds	-
Others	-
Bonds corresponding to policy reserve	-
Shares of subsidiaries and affiliated companies	20,086
Available for sale	104,030
Unlisted domestic shares (except OTC-traded shares)	7,913
Unlisted foreign shares (except OTC-traded shares)	90,000
Unlisted foreign bonds	-
Others	6,117
Total	124,117

(Millions of yen)

Items	End of 1H, FY 2002 (As of September 30, 2002)				
	Book value	Market value	Net profit/loss	Profit included	Loss included
Bonds held to maturity	227,474	233,699	6,225	6,225	(0)
Public & corporate bonds	166,478	172,703	6,225	6,225	-
Monetary claims purchased	60,996	60,995	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	972,506	991,160	18,654	18,722	(68)
Shares of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale	2,466,050	2,472,742	6,691	111,828	(105,137)
Public & corporate bonds	1,309,857	1,362,550	52,693	54,043	(1,349)
Shares	540,682	483,345	(57,337)	22,385	(79,722)
Foreign securities	577,338	589,488	12,149	35,110	(22,961)
Public & corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	83,382	60,874	(22,508)	89	(22,598)
Other securities	29,260	28,400	(860)	240	(1,100)
Monetary claims purchased	8,911	8,957	46	48	(1)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,666,031	3,697,602	31,570	136,776	(105,206)
Public & corporate bonds	2,448,841	2,526,415	77,573	78,991	(1,418)
Shares	540,682	483,345	(57,337)	22,385	(79,722)
Foreign securities	577,338	589,488	12,149	35,110	(22,961)
Public & corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	83,382	60,874	(22,508)	89	(22,598)
Other securities	29,260	28,400	(860)	240	(1,100)
Monetary claims purchased	69,907	69,953	46	48	(2)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

(Note) 1.This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts does not include anything to be categorized into other than marketable securities.
3. The monthly average price of September, 2002, is applied to the market value of domestic and foreign shares and the exchange rate of foreign currency denominated assets.

The book value of securities without any market value is as follows:

(Millions of yen)

Items	End of 1H, FY 2002 (As of September 30, 2002)
Bonds held to maturity	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching	-
Shares of subsidiaries and affiliated companies	18,269
Available for sale	102,047
Unlisted domestic shares (except OTC-traded shares)	6,937
Unlisted foreign shares (except OTC-traded shares)	90,000
Unlisted foreign bonds	-
Others	5,110
Total	120,317

(Millions of yen)

Items	End of FY 2002 (As of March 31, 2003)				
	Book value	Market value	Net profit/loss		
				Profit included	Loss included
Bonds held to maturity	26,958	27,561	603	603	(0)
Public & corporate bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	909,294	942,126	32,832	32,869	(37)
Shares of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale	2,599,226	2,601,648	2,421	101,243	(98,821)
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	(779)
Shares	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Public & corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Monetary claims purchased	20,806	20,968	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	(98,859)
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	(817)
Shares	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Public & corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	77,886	57,586	(20,299)	63	(20,363)
Available for sale	44,068	41,622	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

(Note) 1.This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts does not include anything to be categorized into other than marketable securities.
3. The monthly average price of March, 2003 is applied to the market value of domestic and foreign shares and the rate of foreign currency denominated assets.

The book value of securities without any market value is as follows:

(Millions of yen)

Items	As of September 30, 2002
Bonds held to maturity	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching	-
Shares of subsidiaries and affiliated companies	18,816
Available for sale	98,135
Unlisted domestic shares (except OTC-traded shares)	8,083
Unlisted foreign shares (except OTC-traded shares)	90,000
Unlisted foreign bonds	-
Others	51
Total	116,951

The following items are unrealized gains/losses on the yen-converted foreign securities out of securities without any market value, and the securities with a market value.

(Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)					[Reference] End of 1H, FY 2003 (As of September 30, 2003)	
	Book value	market value	Profit/loss	Profit included	Loss included	market value	Profit/loss
Bonds held to maturity	118,592	119,312	720	966	(245)	119,312	720
Public & corporate bonds	77,595	78,316	721	966	(244)	78,316	721
Monetary claims purchased	35,996	35,996	(0)	0	(0)	35,996	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching	923,187	911,837	(11,350)	4,293	(15,643)	911,837	(11,350)
Shares of subsidiaries and affiliated companies	20,086	20,002	(83)	-	(83)	20,002	(83)
Available for sale	2,659,445	2,776,870	117,424	156,172	(38,747)	2,752,255	92,809
Public & corporate bonds	1,222,265	1,247,296	25,031	31,619	(6,588)	1,245,376	23,111
Shares	382,614	450,899	68,285	78,008	(9,723)	441,156	58,541
Foreign securities	935,271	954,357	19,086	40,764	(21,678)	941,407	6,136
Public & corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	174,544	158,537	(16,006)	563	(16,570)	156,207	(18,336)
Other securities	109,574	114,596	5,021	5,752	(730)	114,594	5,020
Monetary claims purchased	9,669	9,669	0	26	(26)	9,669	0
Certificates of deposit	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	-
Total	3,721,312	3,828,023	106,711	161,431	(54,720)	3,803,408	82,095
Public & corporate bonds	2,223,049	2,237,451	14,402	36,879	(22,477)	2,235,531	12,482
Shares	402,246	470,532	68,285	78,008	(9,723)	460,788	58,541
Foreign securities	935,726	954,728	19,002	40,764	(21,762)	941,778	6,052
Public & corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	174,998	158,907	(16,090)	563	(16,654)	156,577	(18,420)
Other securities	109,574	114,596	5,021	5,752	(730)	114,594	5,020
Monetary claims purchased	45,665	45,666	0	26	(26)	45,666	0
Certificates of deposit	5,000	4,999	0	-	(0)	4,999	(0)
Others	50	50	-	-	-	50	-

(Millions of yen)

Items	End of 1H, FY 2002 (As of September 30, 2002)				
	Book value	market value	Profit/loss	Profit included	Loss included
Bonds held to maturity	227,474	233,699	6,225	6,225	(0)
Public & corporate bonds	166,478	172,703	6,225	6,225	-
Monetary claims purchased	60,996	60,995	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	972,506	991,160	18,654	18,722	(68)
Shares of subsidiaries and affiliated companies	18,269	18,190	(79)	-	(79)
Available for sale	2,568,098	2,574,789	6,691	111,828	(105,137)
Public & corporate bonds	1,309,857	1,362,550	52,693	54,043	(1,349)
Shares	547,619	490,282	(57,337)	22,385	(79,722)
Foreign securities	667,338	679,488	12,149	35,110	(22,961)
Public & corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	173,382	150,874	(22,508)	89	(22,598)
Other securities	34,321	33,460	(860)	240	(1,100)
Monetary claims purchased	8,911	8,957	46	48	(1)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,786,348	3,817,840	31,491	136,776	(105,285)
Public & corporate bonds	2,448,841	2,526,415	77,573	78,991	(1,418)
Shares	565,435	508,097	(57,337)	22,385	(79,722)
Foreign securities	667,793	679,863	12,069	35,110	(23,041)
Public & corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	173,837	151,249	(22,587)	89	(22,677)
Other securities	34,321	33,460	(860)	240	(1,100)
Monetary claims purchased	69,907	69,953	46	48	(2)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-

(Note) 1.This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2.Monetary trusts include everything other than trading securities with the book value and the market value of 50 million yen as of end of the respective fiscal year. (There are no profit/loss booked.)

3. The monthly average price of September, 2003 and 2002 is applied to the market value of domestic and foreign shares and the exchange rate of foreign currency denominated assets. [Reference] indicates market value data when the market price and the exchange rate at the end of September 2003 are applied.

(Millions of yen)

Items	End of FY 2002 (As of March 31, 2003)				
	Book value	Market value	Profit/loss	Profit included	Loss included
Bonds held to maturity	26,958	27,561	603	603	(0)
Public & corporate bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	909,294	942,126	32,832	32,869	(37)
Shares of subsidiaries and affiliated companies	18,816	18,738	(78)	-	(78)
Available for sale	2,697,362	2,699,783	2,421	101,243	(98,821)
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	(779)
Shares	430,582	367,663	(62,919)	10,356	(73,275)
Foreign securities	757,724	769,699	11,975	34,208	(22,233)
Public & corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	167,886	147,586	(20,299)	63	(20,363)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Monetary claims purchased	20,806	20,968	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,652,432	3,688,210	35,778	134,716	(98,938)
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	(817)
Shares	448,945	386,025	(62,919)	10,356	(73,275)
Foreign securities	758,178	770,075	11,896	34,208	(22,311)
Public & corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	168,340	147,962	(20,377)	63	(20,441)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-

(Note) 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts include everything other than trading securities with the book value and the market value of 50 million yen. (There are no profit/loss booked.)

3. The monthly average price of March, 2003 is applied to the market price of domestic and foreign shares and the exchange rate of foreign currency denominated assets.

(19) Fair value information of monetary trusts

(Millions of Yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)					End of 1H, FY 2002 (As of September 30, 2002)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included	Amount on B.S.	market value	Net profit/loss	Profit included	Loss included
Monetary trusts	33,748	33,748	-	-	-	56,181	56,181	-	-	-

(Millions of yen)

Item	End of FY 2002 (As of March 31, 2003)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included
Monetary trusts	55,619	55,619	-	-	-

*Marketable monetary trusts

(Millions of Yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period
Trading securities	33,654	(630)	56,675	2,219	56,882	1,754

(Note) The above are securities held with monetary trusts.

*Monetary trusts for bonds held to maturity, policy reserve matching and other available for sale securities

(Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)					End of 1H, FY 2002 (As of September 30, 2002)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included
Bond held to maturity	-	-	-	-	-	-	-	-	-	-
Policy reserve matching	-	-	-	-	-	-	-	-	-	-
Available for sale securities	50	50	-	-	-	50	50	-	-	-

(Millions of yen)

Item	End of FY 2002 (As of March 31, 2003)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included
Bond held to maturity	-	-	-	-	-
Policy reserve matching	-	-	-	-	-
Available for sale securities	50	50	-	-	-

(20) Fair value information real estate

(Millions of yen, %)

Category	End of 1H, FY 2003 (As of September 30, 2003)	Ratio to total accounts	End of 1H, FY 2002 (As of September 30, 2002)	Ratio to general accounts	End of FY 2002 (As of March 31, 2003)	Ratio to general accounts
Balance of domestic real estate	189,907	2.9	192,214	2.9	193,855	3.0
Balance of domestic land included	106,558	1.6	110,144	1.7	109,527	1.7
For operational use included	40,096	0.6	42,754	0.6	42,483	0.7
For investment included	66,462	1.0	67,389	1.0	67,044	1.0
Total of unrealized profits/losses on domestic real estate	(6,285)	-	(1,227)	-	(5,879)	-

Notes 1.The above include leasehold.
2.The balance of domestic land and unrealized gains/losses exclude construction in process and guarantee money.
3.Unrealized gains/losses are based on the latest public announcement price.

(21) Fair value information on derivative transactions

1) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(Millions of yen)

	Interest-rate related transaction	Currency related transaction	Stock related transaction	Bond related transaction	Others	Total
With hedge accounting	9,002	18,683	-	-	-	27,686
Without hedge accounting	(174)	4,151	(672)	(627)	44	2,721
Total	8,828	22,835	(672)	(627)	44	30,407

Notes:

1.Net profits/losses on transactions with market value hedging applied (18,683 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting applied are posted on the Income Statement.

2.Net profits/losses on interest-rate related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

2) Interest-rate related transactions

(Millions of yen)

Classification	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Interest rate futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
OTC	Forward rate agreements												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Interest rate swap												
	receipt at fixed rate/payment at variable rate	326,555	201,364	9,777	9,777	356,770	298,420	18,895	18,895	337,002	253,447	16,176	16,176
	payment at fixed rate/receipt at variable rate	100,000	-	(948)	(948)	100,000	100,000	(2,802)	(2,802)	100,000	-	(1,887)	(1,887)
	Receipt at variable rate/payment at variable rate	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Short position	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
Total					8,828				16,093				14,289

Notes:

1.Bracketed figures are option premiums included in the Balance Sheet.

2.Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions, and the market value for swap transactions.

Reference: Balance of notional principal of interest rate swapping by maturity (as of six months ended September 2003)

(Millions of yen)

	1 year or less	More than 1 years - 3 years or less	More than 3 year - 5 years or less	More than 5 year - 7 years or less	More than 7 year - 10 years or less	More than 10 years	Total
Receipt at fixed rate/payment at variable rate	125,191	130,234	46,400	5,730	19,000	-	326,555
(Average interest rate for receipt)	3.30%	2.87%	1.23%	2.44%	1.67%	-	2.72%
(Average interest rate for payment)	0.37%	0.33%	0.32%	0.26%	0.76%	-	0.37%
Payment at fixed rate/receipt at variable rate	100,000	-	-	-	-	-	100,000
(Average interest rate for receipt)	0.08%	-	-	-	-	-	0.08%
(Average interest rate for payment)	1.96%	-	-	-	-	-	1.96%

3) Currency related transactions

Classification	Types	End of 1H, FY 2003 (As of September 30, 2003) Contracted amount	More than 1 year included	Market value	Net profit/loss	End of 1H, FY 2002 (As of September 30, 2002) Contracted amount	More than 1 year included	Market value	Net profit/loss	End of FY 2002 (As of March 31, 2003) Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Currency futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Currency future options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Forward currency agreement												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange contracts												
	Short position	586,796	-	565,116	21,679	266,828	-	270,233	(3,405)	396,180	-	401,455	(5,275)
	(US dollar included)	255,336	-	241,868	13,468	201,710	-	202,784	(1,073)	224,755	-	227,172	(2,417)
	(Euro included)	241,088	-	234,443	6,645	65,117	-	67,449	(2,331)	165,898	-	168,644	(2,745)
	(Sterling pound included)	7,542	-	7,387	155	-	-	-	-	5,525	-	5,638	(113)
	(Canadian dollar included)	40,740	-	39,333	1,407	-	-	-	-	-	-	-	-
	(Swedish krona included)	42,087	-	42,084	3	-	-	-	-	-	-	-	-
	Long position	607	-	605	(2)	-	-	-	-	27,510	-	27,570	60
	(US dollar included)	607	-	605	(2)	-	-	-	-	27,510	-	27,570	60
	Currency options												
	Short position												
	Call	130,478	-			58,183	-			47,730	-		
		[707]		349	357	[398]		1,178	(779)	[284]		359	(75)
	(US dollar included)	33,905	-			10,224	-			20,583	-		
		[141]		4	136	[59]		220	(160)	[105]		124	(18)
	(Euro included)	49,120	-			47,959	-			18,054	-		
		[290]		106	184	[339]		957	(618)	[126]		205	(78)
	(Sterling pound included)	9,462	-			-	-			9,091	-		
		[47]		35	12	[-]		-	-	[52]		30	22
	(Canadian dollar included	22,629	-			-	-			-	-		
		[121]		4	117	[-]		-	-	[-]		-	-
	(Swedish krona included)	15,360	-			-	-			-	-		
		[106]		197	(91)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	123,272	-			55,981	-			44,800	-		
		[707]		1,506	799	[398]		43	(355)	[284]		13	(271)
	(US dollar included)	32,057	-			9,655	-			19,255	-		
		[141]		734	593	[59]		0	(59)	[105]		8	(96)
	(Euro included)	46,465	-			46,326	-			16,988	-		
		[290]		454	163	[339]		43	(296)	[126]		0	(126)
	(Sterling pound included)	8,930	-			-	-			8,556	-		
		[47]		23	(23)	[-]		-	-	[52]		4	(48)
	(Canadian dollar included	21,340	-			-	-			-	-		
		[121]		270	148	[-]		-	-	[-]		-	-
	(Swedish krona included)	14,480	-			-	-			-	-		
		[106]		23	(82)	[-]		-	-	[-]		-	-
	Currency swap	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Short position	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
Total					22,835				(4,539)				(5,561)

Notes:

1.Bracheted figures are option premiums included in the Balance Sheet.

2.The futures rate is used as the exchange rate for the each fiscal terms.

3.This disclosure excludes foreign currency denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.

4.Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions, and the market value for swap transactions.

4) Stock related transactions

(Millions of yen)

Classification	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Stock index futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Stock index options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Stock options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Forward agreement												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Stock index options												
	Short position												
	Call	13,963	-			-	-			-	-		
		[1,081]		1,093	(12)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	50,000	-			-	-			-	-		
		[1,081]		421	(660)	[-]		-	-	[-]		-	-
	Stock options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
Total					(672)				-				-

(Notes)
1.Bracketed figures are option premiums included in the Balance Sheet.
2.Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward . transactions, the difference between the option premium and the market value for options transactions

5) Bonds related transactions

(Millions of yen)

Classification	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Bond futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Bond future options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Bond OTC options												
	Short position												
	Call	67,835	-			-	-			5,000	-		
		[644]		798	(154)	[-]		-	-	[10]		8	1
	Put	-	-			-	-			22,000	-		
		[-]		-	-	[-]		-	-	[101]		27	73
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	63,949	-			-	-			-	-		
		[1,063]		589	(473)	[-]		-	-	[-]		-	-
Total					(627)				-				75

Notes:

1.Bracket figures are option premiums included in the Balance Sheet.

2.Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions.

6) Others

(Millions of yen)

Classification	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
OTC	Credit default swap												
	Short position protection	10,000	10,000	44	44	10,000	10,000	(151)	(151)	10,000	10,000	(69)	(69)
	Long position protection	-	-	-	-	-	-	-	-	-	-	-	-
合 計					44				(151)				(69)

Note: Figure in "net profit/loss" is market value.

5. Situations of separate accounts for six months ended September 30, 2003 (Non-consolidated)

(1) Status of balance of separate accounts (Millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2003 (As of March 31, 2003)
	MY	MY	MY
Individual variable insurance	5,194	13,702	4,864
Individual variable annuities	-	-	-
Group annuities	35,690	57,966	48,236
Total of separate accounts	40,885	71,669	53,100

(2) Individual variable insurances (separate account)

1) Policies in force

*Individual variable insurance (Number of policies, millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2003 (As of March 31, 2003)	
	Number of policies	MY	Number of policies	MY	Number of policies	MY
Variable insurance (finite-life type)	388	440	425	477	403	455
Variable insurance (whole-life type)	554	1,940	559	1,945	556	1,942
Total	942	2,380	984	2,422	959	2,397

*Individual variable annuities (Number of policies, millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2003 (As of March 31, 2003)	
	Number of policies	MY	Number of policies	MY	Number of policies	MY
Individual variable	-	-	-	-	-	-
Total	-	-	-	-	-	-

2)Valuation gains/losses on trading securities (Millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2003 (As of March 31, 2003)	
	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period
Trading securities	4,858	571	13,109	(1,009)	4,581	(207)

3) Breakdown of securities (millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2003 (As of March 31, 2003)
	Amount on B.S.	Amount on B.S.	Amount on B.S.
Public & corporate bonds	1,498	4,792	1,492
Shares	1,781	4,837	1,552
Foreign securities	1,578	3,479	1,537
Public & corporate bonds	663	1,468	556
Shares and others	914	2,011	980
Other securities	-	-	-
Total	4,858	13,109	4,581

(Notes)

1.This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2.This table excludes securities with no market value.

4)Fiair value information on monetary trusts

The Company did not have any balance of these transactions as of six months ended September 30, 2003 and September 2002, as well as of FY 2002.

5) Fair value information on derivative transactions

(total of transactions to which hedge accounting applied and not applied)

Interest-rate related transaction
Currency related transaction
Stock related transaction
Bonds related transaction
Others

The Company did not have any balance of these transactions as of six months ended September 30, 2003 and September 2002, as well as of FY 2002.

6. Corporate total (Non-consolidated)

(1) Asset composition

(Millions of yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)		
	General account	Separate account	Corporate total
Cash, deposits & call loans	200,193	3,109	203,303
Monetary claims purchased	45,666	-	45,666
Monetary trusts	33,748	-	33,748
Public & corporate bonds	2,248,080	16,437	2,264,518
Shares	470,532	10,894	481,426
Foreign securities	954,812	10,238	965,051
Other securities	114,596	-	114,596
Loans	2,119,267	-	2,119,267
Real estate	189,750	-	189,750
Deferred tax assets	30,536	-	30,536
Deferred tax assets on revaluation	1,220	-	1,220
Others	166,167	203	166,371
Reserve for possible loans losses	(2,207)	-	(2,207)
Total assets	6,572,364	40,884	6,613,248
Foreign-currency denominated assets included	945,627	9,999	955,626

(2) Net investment gains/losses

(Millions of yen)

	Items	Six months ended September 30, 2003		
		General account	Separate account	Corporate total
Investment gains	Interest and dividends received	74,450	-	74,450
	Interest on deposits	0	-	0
	Interest and dividends on securities	41,866	-	41,866
	Interest on loans receivable	28,722	-	28,722
	Rent of real estate	3,662	-	3,662
	Other interest and dividends	198	-	198
	Profit on investment of monetary trusts	776	-	776
	Profit on sale of securities	46,238	-	46,238
	Profit on sale of government & other bonds	18,473	-	18,473
	Profit on sale of shares	11,973	-	11,973
	Profit on sale of foreign securities	15,789	-	15,789
	Others	0	-	0
	Profits on derivative financial instruments	11,226	-	11,226
	Other investment income/gains	6,293	-	6,293
	Gains on management of separate account assets	-	3,409	3,409
	Total	138,984	3,409	142,394
Investment losses	Interest expenses	1,089	-	1,089
	Loss on sale of securities	37,142	-	37,142
	Loss on sale of government & other bonds	13,273	-	13,273
	Loss on sale of shares	21,771	-	21,771
	Loss on sale of foreign securities	2,098	-	2,098
	Others	-	-	-
	Valuation loss on securities	44	-	44
	Valuation loss on government & other bonds	-	-	-
	Valuation loss on shares	44	-	44
	Valuation loss on foreign securities	-	-	-
	Others	-	-	-
	Foreign exchange loss	24,385	-	24,385
	Loan write-off	4	-	4
	Depreciation of real estate for rent	1,754	-	1,754
	Other investment losses/expenses	2,137	-	2,137
	Total	66,559	-	66,559
Balance		72,425	3,409	75,835

(3) Valuation gains/losses on trading securities

(Millions of yen) File No. 82-34738

Category	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	Amount on B.S.	Valuation gain/loss included in gain/loss for the period	Amount on B.S.	Valuation gain/loss included in gain/loss for the period	Amount on B.S.	Valuation gain/loss included in gain/loss for the period
Trading securities	71,225	5,526	125,446	(3,550)	108,173	(3,065)
Monetary trusts	33,654	(630)	56,675	2,219	56,882	1,754
Separate accounts	37,571	6,157	68,771	(5,770)	51,290	(4,820)

(Notes)
1. "Monetary trusts" are composed of securities held with monetary trusts.
2. "Separate accounts" are composed of securities held in separate accounts.

(4) Securities with market value (those with market value out of securities excluding trading securities)

(Millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)					[Reference] End of 1H, FY 2003 (As of September 30, 2003)	
	Book value	Market value	Net profit/loss	profit included	loss included	Market value	Net profit/loss
Bonds held to maturity	118,592	119,312	720	966	(245)	119,312	720
Public and corporate bonds	77,595	78,316	721	966	(244)	78,316	721
Monetary claims purchased	35,996	35,996	(0)	0	(0)	35,996	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching	923,187	911,837	(11,350)	4,293	(15,643)	911,837	(11,350)
Shares of subsidiaries and affiliated companies	-	-	-	-	-	-	-
Available for sale	2,555,414	2,672,859	117,444	156,172	(38,727)	2,648,269	92,854
Public and corporate bonds	1,222,265	1,247,296	25,031	31,619	(6,588)	1,245,376	23,111
Shares	374,701	442,986	68,285	78,008	(9,723)	433,242	58,541
Foreign securities	844,517	863,623	19,106	40,764	(21,658)	850,698	6,181
Public and corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	83,790	67,803	(15,987)	563	(16,550)	65,498	(18,291)
Other securities	104,261	109,282	5,021	5,752	(730)	109,281	5,020
Monetary claims purchased	9,669	9,669	0	26	(26)	9,669	0
Certificate of deposit	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-
Total	3,597,194	3,704,009	106,814	161,431	(54,616)	3,679,419	82,224
Public and corporate bonds	2,223,049	2,237,451	14,402	36,879	(22,477)	2,235,531	12,482
Shares	374,701	442,986	68,285	78,008	(9,723)	433,242	58,541
Foreign securities	844,517	863,623	19,106	40,764	(21,658)	850,698	6,181
Public and corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	83,790	67,803	(15,987)	563	(16,550)	65,498	(18,291)
Other securities	104,261	109,282	5,021	5,752	(730)	109,281	5,020
Monetary claims purchased	45,665	45,666	0	26	(26)	45,666	0
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Others	-	-	-	-	-	-	-

(Notes)
1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts do not include anything to be categorized into other than trading securities
3. The monthly average price during six months ended September 30, 2003, is used for market value of domestic & foreign shares, and currency exchange of foreign-currency denominated assets.
[Reference] indicates market value data when the market value and the exchange rate at the end of six months ended September 30, 2003, are applied.

*The book value of securities without any market value is as follows.

(Millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)
Bonds held to maturity	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching	-
Shares of subsidiaries and affiliated companies	20,086
Available for sale	104,030
Unlisted domestic shares (except OTC traded shares)	7,913
Unlisted foreign shares (except OTC traded shares)	90,000
Unlisted foreign bonds	-
Others	6,117
Total	124,117

(Millions of yen)

Category	End of 1H, FY 2002 (As of September 30, 2002)				
	Book value	Market value	Net profit/loss		
				profit included	loss included
Bonds held to maturity	227,474	233,699	6,225	6,225	(0)
Public and corporate bonds	166,478	172,703	6,225	6,225	-
Monetary claims purchased	60,996	60,995	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	972,506	991,160	18,654	18,722	(68)
Shares of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale	2,466,050	2,472,742	6,691	111,828	(105,137)
Public and corporate bonds	1,309,857	1,362,550	52,693	54,043	(1,349)
Shares	540,682	483,345	(57,337)	22,385	(79,722)
Foreign securities	577,338	589,488	12,149	35,110	(22,961)
Public and corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	83,382	60,874	(22,508)	89	(22,598)
Other securities	29,260	28,400	(860)	240	(1,100)
Monetary claims purchased	8,911	8,957	46	48	(1)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,666,031	3,697,602	31,570	136,776	(105,206)
Public and corporate bonds	2,448,841	2,526,415	77,573	78,991	(1,418)
Shares	540,682	483,345	(57,337)	22,385	(79,722)
Foreign securities	577,338	589,488	12,149	35,110	(22,961)
Public and corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	83,382	60,874	(22,508)	89	(22,598)
Other securities	29,260	28,400	(860)	240	(1,100)
Monetary claims purchased	69,907	69,953	46	48	(2)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

(Notes)

1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts do not include anything to be categorized into other than trading securities.
3. The monthly average price during six months ended September 30, 2002, is used for market value of domestic & foreign shares, and currency exchange of foreign-currency denominated assets.

*The book value of securities without any market value is as follows.

(Millions of yen)

Category	End of 1H, FY 2002 (As of September 30, 2002)
Bonds held to maturity	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching	-
Shares of subsidiaries and affiliated companies	18,269
Available for sale	102,047
Unlisted domestic shares (except OTC traded shares)	6,937
Unlisted foreign shares (except OTC traded shares)	90,000
Unlisted foreign bonds	-
Others	5,110
Total	120,317

(Millions of yen)

Category	End of FY 2002 (As of March 31, 2003)				
	Book value	Market value	Net profit/loss		
				profit included	loss included
Bonds held to maturity	26,958	27,561	603	603	(0)
Public and corporate bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	909,294	942,126	32,832	32,869	(37)
Shares of subsidiaries and affiliated companies	-	-	-	-	-
Available for sale	2,599,226	2,601,648	2,421	101,243	(98,821)
Public and corporate bonds	1,444,127	1,499,778	55,650	56,430	(779)
Shares	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Public and corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Monetary claims purchased	20,806	20,968	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	(98,859)
Public and corporate bonds	2,359,382	2,448,469	89,086	89,904	(817)
Shares	422,499	359,580	(62,919)	10,356	(73,275)
Foreign securities	667,724	679,699	11,975	34,208	(22,233)
Public and corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	77,886	57,586	(20,299)	63	(20,363)
Other securities	44,068	41,622	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

(Notes)
1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts do not include anything to be categorized into other than trading securities.
3. The monthly average price during FY 2002 is used for market value of domestic & foreign shares, and currency exchange of foreign-currency denominated assets.

*The book value of securities without any market value is as follows.

(Millions of yen)

Category	End of FY 2002 (As of March 31, 2003)
Bonds held to maturity	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching	-
Shares of subsidiaries and affiliated companies	18,816
Available for sale	98,135
Unlisted domestic shares (except OTC traded shares)	8,083
Unlisted foreign shares (except OTC traded shares)	90,000
Unlisted foreign bonds	-
Others	51
Total	116,951

*The following are unrealized gains/losses on the yen-converted foreign securities out of securities without any market value, and the securities with market value.

(Millions of yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)					[Reference] End of 1H, FY 2003 (As of September 30, 2003)	
	Book value	Market value	Profit/loss	profit included	loss included	Market value	Profit/loss
Bonds held to maturity	118,592	119,312	720	966	(245)	119,312	720
Public and corporate bonds	77,595	78,316	721	966	(244)	78,316	721
Monetary claims purchased	35,996	35,996	(0)	0	(0)	35,996	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Policy reserve matching	923,187	911,837	(11350)	4,293	(15643)	911,837	(11350)
Shares of subsidiaries and affiliated companies	20,086	20,002	(83)	-	(83)	20,002	(83)
Available for sale	2,659,445	2,776,870	117,424	156,172	(38747)	2,752,255	92,809
Public and corporate bonds	1,222,265	1,247,296	25,031	31,619	(6588)	1,245,376	23,111
Shares	382,614	450,899	68,285	78,008	(9723)	441,156	58,541
Foreign securities	935,271	954,357	19,086	40,764	(21678)	941,407	6,136
Public and corporate bonds	760,727	795,820	35,093	40,201	(5107)	785,200	24,473
Shares and others	174,544	158,537	(16006)	563	(16570)	156,207	(18,336)
Other securities	109,574	114,596	5,021	5,752	(730)	114,594	5,020
Monetary claims purchased	9,669	9,669	0	26	(26)	9,669	0
Certificates of deposit	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	-
Total	3,721,312	3,828,023	106,711	161,431	(54,720)	3,803,408	82,095
Public and corporate bonds	2,223,049	2,237,451	14,402	36,879	(22,477)	2,235,531	12,482
Shares	402,246	470,532	68,285	78,008	(9,723)	460,788	58,541
Foreign securities	935,726	954,728	19,002	40,764	(21,762)	941,778	6,052
Public and corporate bonds	760,727	795,820	35,093	40,201	(5,107)	785,200	24,473
Shares and others	174,998	158,907	(16,090)	563	(16,654)	156,577	(18,420)
Other securities	109,574	114,596	5,021	5,752	(730)	114,594	5,020
Monetary claims purchased	45,665	45,666	0	26	(26)	45,666	0
Certificates of deposit	5,000	4,999	(0)	-	(0)	4,999	(0)
Others	50	50	-	-	-	50	-

(Millions of yen)

Category	End of 1H, FY 2002 (As of September 30, 2002)				
	Book value	Market value	Profit/loss	profit included	loss included
Bonds held to maturity	227,474	233,699	6,225	6,225	(0)
Public and corporate bonds	166,478	172,703	6,225	6,225	-
Monetary claims purchased	60,996	60,995	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	972,506	991,160	18,654	18,722	(68)
Shares of subsidiaries and affiliated companies	18,269	18,190	(79)	-	(79)
Available for sale	2,568,098	2,574,789	6,691	111,828	(105,137)
Public and corporate bonds	1,309,857	1,362,550	52,693	54,043	(1,349)
Shares	547,619	490,282	(57,337)	22,385	(79,722)
Foreign securities	667,338	679,488	12,149	35,110	(22,961)
Public and corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	173,382	150,874	(22,508)	89	(22,598)
Other securities	34,321	33,460	(860)	240	(1,100)
Monetary claims purchased	8,911	8,957	46	48	(1)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,786,348	3,817,840	31,491	136,776	(105,285)
Public and corporate bonds	2,448,841	2,526,415	77,573	78,991	(1,418)
Shares	565,435	508,097	(57,337)	22,385	(79,722)
Foreign securities	667,793	679,863	12,069	35,110	(23,041)
Public and corporate bonds	493,956	528,613	34,657	35,021	(363)
Shares and others	173,837	151,249	(22,587)	89	(22,677)
Other securities	34,321	33,460	(860)	240	(1,100)
Monetary claims purchased	69,907	69,953	46	48	(2)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-

(Notes)

1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts include everything other than trading securities with the book value and the market value of 50 million yen. (There are no profit/loss booked.)
3. The monthly average value during six months ended September 30, 2003 and 2002, is applied to the market value of domestic and foreign shares and the exchange rate of foreign currency denominated assets.
   [Reference] indicates market value data when the market value and the exchange rate at the end of six months ended September 30, 2003 are applied.

(Millions of yen)

Category	End of FY 2002 (As of March 31, 2003)				
	Book value	Market value	Profit/loss		
				profit included	loss included
Bonds held to maturity	26,958	27,561	603	603	(0)
Public and corporate bonds	5,960	6,563	603	603	-
Monetary claims purchased	20,998	20,998	(0)	0	(0)
Certificates of deposit	-	-	-	-	-
Policy reserve matching	909,294	942,126	32,832	32,869	(37)
Shares of subsidiaries and affiliated companies	18,816	18,738	(78)	-	(78)
Available for sale	2,697,362	2,699,783	2,421	101,243	(98,821)
Public and corporate bonds	1,444,127	1,499,778	55,650	56,430	(779)
Shares	430,582	367,663	(62,919)	10,356	(73,275)
Foreign securities	757,724	769,699	11,975	34,208	(22,233)
Public and corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	167,886	147,586	(20,299)	63	(20,363)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Monetary claims purchased	20,806	20,968	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,652,432	3,688,210	35,778	134,716	(98,938)
Public and corporate bonds	2,359,382	2,448,469	89,086	89,904	(817)
Shares	448,945	386,025	(62,919)	10,356	(73,275)
Foreign securities	758,178	770,075	11,896	34,208	(22,311)
Public and corporate bonds	589,838	622,112	32,274	34,144	(1,869)
Shares and others	168,340	147,962	(20,377)	63	(20,441)
Other securities	44,070	41,624	(2,446)	83	(2,529)
Monetary claims purchased	41,805	41,966	161	164	(3)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-

(Notes)

1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. Monetary trusts include everything other than trading securities with the book value and the market value of 50 million yen (There are no profit/loss booked.)
3. The monthly average value during FY 2003 is applied to the market value of domestic and foreign shares and the exchange rate of foreign-currency denominated assets.

(5) Market value data of monetary trusts

(Millions of yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)					End of 1H, FY 2002 (As of September 30, 2002)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included	Amount on B.S.	market value	Net profit/loss	Profit included	Loss included
Monetary trusts	33,748	33,748	-	-	-	56,181	56,181	-	-	-

(Millions of yen)

Item	End of FY 2002 (As of March 31, 2003)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included
Monetary trusts	55,619	55,619	-	-	-

*Marketable monetary trusts

(Millions of yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period	Amount on B.S.	Valuation gain/loss included in gain/loss for current period
Trading securities	33,654	(630)	56,675	2,219	56,882	1,754

(Note) The above are securities held with monetary trusts.

*Monetary trusts for bonds held to maturity, policy reserve matching and other available for sale securities

(Millions of yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)					End of 1H, FY 2002 (As of September 30, 2002)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included
Bond held to maturity	-	-	-	-	-	-	-	-	-	-
Policy reserve matching	-	-	-	-	-	-	-	-	-	-
Available for sale securities	50	50	-	-	-	50	50	-	-	-

(millions of yen)

Item	End of FY 2002 (As of March 31, 2003)				
	Amount on B.S.	Market value	Net profit/loss	Profit included	Loss included
Bond held to maturity	-	-	-	-	-
Policy reserve matching	-	-	-	-	-
Available for sale securities	50	50	-	-	-

(6) Fair value information of real estate

(Millions of yen, %)

Category	End of 1H, FY 2003 (As of September 30, 2003)	Ratio to total accounts	End of 1H, FY 2002 (As of September 30, 2002)	Ratio to total accounts	End of FY 2002 (As of March 31, 2003)	Ratio to total accounts
Balance of domestic real estate	189,907	2.9	192,214	2.9	193,855	3.0
Balance of domestic land included	106,558	1.6	110,144	1.6	109,527	1.7
For operational use included	40,096	0.6	42,754	0.6	42,483	0.7
For investment included	66,462	1.0	67,389	1.0	67,044	1.0
Total of unrealized profits/losses on domestic land	(6,285)	-	(1,227)	-	(5,879)	-

(Notes)
1. The above includes leasehold.
2. The balance of domestic land and unrealized gains/losses exclude construction in process and guarantee money.
3. Unrealized gains/losses are based on the latest public announcement price.

(7) Fair value information on derivative transactions

1) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(Millions of yen)

	Interest-rate related transactio	Currency related transaction	Stock related transaction	Bond related transaction	Others	Total
With hedge accounting	9,002	18,683	-	-	-	27,686
Without hedge accounti	(174)	4,151	(672)	(627)	44	2,721
Total	8,828	22,835	(672)	(627)	44	30,407

Notes:

1. Net profits/losses on transactions with market value hedging applied (18,683 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting applied are posted on the P/L.
2. Net profits/losses on interest-rate related transactions include the amount equivalent to accrued interest receivable on interest-rate swap with hedge accounting applied.

2) Interest-rate related transactions (Millions of yen)

Category	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/los
Exchange	Interest rate futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
OTC	Forward rate agreements												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Interest rate swap												
	Receipt at fixed rate/payment at variable rate	326,555	201,364	9,777	9,777	356,770	298,420	18,895	18,895	337,002	253,447	16,176	16,176
	Payment at fixed rate/receipt at variable rate	100,000	-	(948)	(948)	100,000	100,000	(2,802)	(2,802)	100,000	-	(1,887)	(1,887)
	Receipt at variable rate/payment at variable rate	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Short position	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
Total					8,828				16,093				14,289

(Notes)

1. Bracketed figures are option premiums included in the Balance Sheet.
2. Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions, and the market value for swap transactions.

[Reference] Balance of notional principal of interest rate swap by maturity (as of end of six months ended September 30, 2003)

(Millions of yen)

	1 year or less	More than 1 years - 3 years or less	More than 3 year - 5 years or less	More than 5 year - 7 years or less	More than 7 year - 10 years or less	More than 10 years	Total
Receipt at fixed rate/payment at variable rate	125,191	130,234	46,400	5,730	19,000	-	326,555
(Average interest rate for receipt)	3.30%	2.87%	1.23%	2.44%	1.67%	-	2.72%
(Average interest rate for payment)	0.37%	0.33%	0.32%	0.26%	0.76%	-	0.37%
Payment at fixed rate/receipt at variable rate	100,000	-	-	-	-	-	100,000
(Average interest rate for receipt)	0.08%	-	-	-	-	-	0.08%
(Average interest rate for payment)	1.96%	-	-	-	-	-	1.96%

3) Currency related transactions

(Millions of yen)

Category	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Currency futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Currency future options												
	Short position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
OTC	Forward currency agreement												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange contracts												
	Short position	586,796	-	565,116	21,679	266,832	-	270,238	(3,405)	396,180	-	401,455	(5,275)
	(US dollar included)	255,336	-	241,868	13,468	201,710	-	202,784	(1,073)	224,755	-	227,172	(2,417)
	(Euro included)	241,088	-	234,443	6,645	65,122	-	67,454	(2,331)	165,898	-	168,644	(2,745)
	(Sterling pound included)	7,542	-	7,387	155	-	-	-	-	5,525	-	5,638	(113)
	(Canadian dollar included)	40,740	-	39,333	1,407	-	-	-	-	-	-	-	-
	(Swedishkrona included)	42,087	-	42,084	3	-	-	-	-	-	-	-	-
	Long position	607	-	605	(2)	-	-	-	-	27,510	-	27,570	60
	(US dollar included)	607	-	605	(2)	-	-	-	-	27,510	-	27,570	60
	Currency options												
	Short position												
	Call	130,478 [707]	-	349	357	58,183 [398]	-	1,178	(779)	47,730 [284]	-	359	(75)
	(US dollar included)	33,905 [141]	-	4	136	10,224 [59]	-	220	(160)	20,583 [105]	-	124	(18)
	(Euro included)	49,120 [290]	-	106	184	47,959 [339]	-	957	(618)	18,054 [126]	-	205	(78)
	(Sterling pound included)	9,462 [47]	-	35	12	- [-]	-	-	-	9,091 [52]	-	30	22
	(Canadian dollar included)	22,629 [121]	-	4	117	- [-]	-	-	-	- [-]	-	-	-
	(Swedish krona included)	15,360 [106]	-	197	(91)	- [-]	-	-	-	- [-]	-	-	-
	Put	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position												
	Call	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Put	123,272 [707]	-	1,506	799	55,981 [398]	-	43	(355)	44,800 [284]	-	13	(271)
	(US dollar included)	32,057 [141]	-	734	593	9,655 [59]	-	0	(59)	19,255 [105]	-	8	(96)
	(Euro included)	46,465 [290]	-	454	163	46,326 [339]	-	43	(296)	16,988 [126]	-	0	(126)
	(Sterling pound included)	8,930 [47]	-	23	(23)	- [-]	-	-	-	8,556 [52]	-	4	(48)
	(Canadian dollar included)	21,340 [121]	-	270	148	- [-]	-	-	-	- [-]	-	-	-
	(Swedish krona included)	14,480 [106]	-	23	(82)	- [-]	-	-	-	- [-]	-	-	-
	Currency swap	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Short position	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Long position	- [-]	-	-	-	- [-]	-	-	-	- [-]	-	-	-
	Total				22,835				(4,539)				(5,561)

Notes:

1. Bracketed figures are option premiums included in the Balance Sheet.
2. The futures rate is used as the exchange rate for the each fiscal terms.
3. This disclosure excludes foreign currency denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.
4. Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions, and the market value for swap transactions.

4) Stock related transactions

(Millions of yen)

Category	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Stock index futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Stock index options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Stock options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Forward agreement												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Stock index options												
	Short position												
	Call	13,963	-			-	-			-	-		
		[1,081]		1,093	(12)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	50,000	-			-	-			-	-		
		[1,081]		421	(660)	[-]		-	-	[-]		-	-
	Stock options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
Total					(672)				-				-

(Notes)

1. Bracketed figures are option premiums included in the Balance Sheet.
2. Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions.

5) Bonds related transactions

(Millions of yen)

Category	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
Exchange	Bond futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Bond future options												
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Long position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
OTC	Bond OTC options												
	Short position												
	Call	67,835	-			-	-			5,000	-		
		[644]		798	(154)	[-]		-	-	[10]		8	1
	Put	-	-			-	-			22,000	-		
		[-]		-	-	[-]		-	-	[101]		27	73
	Short position												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	63,949	-			-	-			-	-		
		[1,063]		589	(473)	[-]		-	-	[-]		-	-
Total					(627)				-				75

Notes:

1. Bracketed figures are option premiums included in the Balance Sheet.
2. Net profit/loss indicates the difference between the contracted amount and the market value for futures and forward transactions, the difference between the option premium and the market value for options transactions.

6) Others

(Millions of yen)

Category	Types	End of 1H, FY 2003 (As of September 30, 2003)				End of 1H, FY 2002 (As of September 30, 2002)				End of FY 2002 (As of March 31, 2003)			
		Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss	Contracted amount	More than 1 year included	Market value	Net profit/loss
OTC	Credit default swap												
	Short position protection	10,000	10,000	44	44	10,000	10,000	(151)	(151)	10,000	10,000	(69)	(69)
	Long position protection	-	-	-	-	-	-	-	-	-	-	-	-
Total					44				(151)				(69)

Note: Figure in "net profit/loss" is market value.

7. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated) (Millions of Yen, %)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Loans to bankrupt companies	a	431	238	389
Past due loans	b	1,630	1,545	1,587
Loans over due for three months or more	c	5,999	6,293	5,709
Restructured loans	d	3,034	5,051	3,710
Total (% of total loans)	a + b + c + d	11,096 (0.53)	13,128 (0.59)	11,397 (0.52)

Notes

1. Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2003, September 30, 2002 and March 31, 2003 was 904 million yen, 162 million yen and 950 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 146 million yen, 181 million yen and 190 million yen as of September 30, 2003, September 30, 2002 and March 31, 2003, respectively.
2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.
3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.
4. Loans over due for three months or more are loans, other than the loans described in Notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.
5. Restructured loans are loans, other than the loans described in Notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Non-consolidated)

Regardless of the possibility of collecting the receivables, the amount of risk monitored loans before deducting the value of collateral and other security is disclosed, so all of the risk monitored loans should not be regarded as unrecoverable.

The Company takes adequate protection measures for each account by closely reviewing individual accounts receivable.

As a result, 102.1% of the amount of risk monitored loans are covered by collateral and other protection measures as of the interim closing for FY 2002, which shows our efforts to preserve this type of account.

(Millions of Yen, %)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Loans to bankrupt companies	a	330	238	313
Past due loans	b	1,516	1,450	1,423
Loans over due for three months or more	c	5,999	6,293	5,709
Restructured loans	d	3,034	5,051	3,710
Total (% of total loans)	a + b + c + d	10,881 (0.51)	13,033 (0.58)	11,157 (0.50)

Notes

1. Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2003, September 30, 2002 and March 31, 2003 was 896 million yen, 155 million yen and 944 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 57 million yen, 110 million yen and 110 million yen as of September 30, 2003, September 30, 2002 and March 31, 2003, respectively.
2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.
3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.
4. Loans over due for three months or more are loans, other than the loans described in Notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.
5. Restructured loans are loans, other than the loans described in Notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

[Reference: Coverage ratio]

(Millions of Yen, %)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Balance of risk monitored loans	(a)	10,881	13,033	11,157
Total of allowance for bad debts	(b)	2,207	3,460	3,266
Amount of coverage such as collateral	(c)	8,898	10,174	8,586
Coverage ratio	[(b) + (c)] / (a)	102.1	104.6	106.2

Note: Amount of coverage such as collateral is the amount protected by collateral and/or guarantees, and expected to be recovered.

8. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated)

(Millions of Yen, %)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Claims against bankrupt and quasi-bankrupt obligors	a	978	650	889
Claims with collection risk	b	1,089	1,134	1,088
Claims for special attention	c	9,034	11,344	9,420
Subtotal [% of Total]	a + b + c	11,101 (0.52)	13,128 (0.58)	11,397 (0.51)
Claims against normal obligors	d	2,117,681	2,252,509	2,228,957
Total	a + b + c + d	2,128,783	2,265,638	2,240,355

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.
4. Claims against normal obligors are all other loans.

(Non-consolidated)

(Millions of Yen, %)

Category		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Claims against bankrupt and quasi-bankrupt obligors	a	758	554	648
Claims with collection risk	b	1,089	1,134	1,088
Claims for special attention	c	9,034	11,344	9,420
Subtotal [% of Total]	a + b + c	10,881 (0.51)	13,033 (0.58)	11,157 (0.50)
Claims against normal obligors	d	2,117,681	2,252,509	2,228,957
Total	a + b + c + d	2,128,563	2,265,543	2,240,114

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.
4. Claims against normal obligors are all other loans.

(Reference) Reserves for possible loan losses, etc. (non-consolidated)

(1) Reserves for possible loan losses

(Millions of Yen)

Type	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
General reserve for possible loan losses	1,131	2,339	2,189
Individual reserve for possible loan losses	1,076	1,120	1,076
Reserve for specific receivables from abroad	—	—	—
Total	2,207	3,460	3,266

(2) Individual reserve for possible loan losses

(Millions of Yen)

Category	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Transfer	1,076	1,120	1,076
Reversal of reserve for specific receivables from abroad	1,074	1,122	1,122
Net transfer	2	(1)	(45)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Reserve for specific receivables from abroad

Reserve for specific receivables from abroad

(Millions of Yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Number of borrowing countries	—	—	—
Amount of receivables	—	—	—
Net transfer	—	—	—
Balance of reserve	—	—	—

(4) Loan write-offs

(Millions of Yen)

Account	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Loan write-offs	4	153	205

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

9. Self-evaluation of Loans and Other Accounts Receivable (Non-consolidated)

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

The Company has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of the interim closing for FY 2003, the Company deducted 4 million yen of assets categorized Class IV as uncollectible, and calculated the expected losses on each assets in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

[Results of self-evaluation of loans and other accounts receivable] (Million of yen)

Class	End of 1H, FY 2003 (As of September 30, 2003)		End of 1H, FY 2002 (As of September 30, 2002)		End of FY 2002 (As of March 31, 2003)	
	Before write-offs/reservation	After write-offs/reservation	Before write-offs/reservation	After write-offs/reservation	Before write-offs/reservation	After write-offs/reservation
Class I	1,992,482	1,993,559	2,182,488	2,183,609	2,160,999	2,162,076
Class II	134,991	134,991	81,920	81,920	78,024	78,024
Class III	1,088	11	1,134	13	1,090	13
Class IV	4	—	153	—	205	—
Total balance of receivables	2,128,567	2,128,563	2,265,696	2,265,543	2,240,320	2,240,114

Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

10. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(In millions of yen)

		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Core profit (A)		25,105	16,394	28,734
Capital gains		57,464	34,606	71,061
	Gains from monetary trusts	-	2,168	774
	Gains on investments in trading securities	-	-	-
	Gains on sale of securities	46,238	22,262	70,287
	Gains from derivatives	11,226	10,176	-
	Foreign exchange gains	-	-	-
	Others	-	-	-
Capital losses		62,122	31,359	75,897
	Losses from monetary trusts	550	-	-
	Losses on investments in trading securities	-	-	-
	Losses on sale of securities	37,142	14,170	42,100
	Devaluation losses on securities	44	7,347	24,930
	Losses from derivatives	-	-	630
	Foreign exchange losses	24,385	9,841	8,235
	Others	-	-	-
Capital gains/losses (B)		(4,658)	3,247	(4,835)
Core Profit Reflecting Capital gains/losses (A) + (B)		20,447	19,642	23,898
Other one-time gains		-	-	-
	Ceding reinsurance commissions	-	-	-
	Reversal of contingency reserve	-	-	-
	Others	-	-	-
Other one-time losses		548	523	843
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	544	370	637
	Write-off of loans	4	153	205
	Others	-	-	-
Other one-time gains/losses (C)		(548)	(523)	(843)
Ordinary Profit (A+B+C)		19,898	19,118	23,055

(Note) 1. In respect to FY 2002, income gains of 2,799 million yen are included in base profit rather than in losses on investment in monetary trusts.

2. In respect to the first half of FY 2002, income gains of 1,534 million yen are included in core profit rather than in losses on investment in monetary trusts.

3. In respect to the first half of FY 2003, income gains of 1,326 million yen are included in core profit rather than in losses on investment in monetary trusts.

11. Solvency Margin Ratio

(Non-Consolidated) (Millions of Yen)

Items	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Total solvency margin (A)	514,513	547,067	446,735
Equity (less certain items)	108,979	140,623	114,789
Reserve for price fluctuations	3,275	55,996	2,132
Contingency reserve	54,893	54,080	54,348
Reserve for possible loan losses	1,131	2,338	2,189
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)	105,682	6,022	2,179
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)	(6,285)	(1,227)	(5,879)
Excess of amount of policy surrender payment	110,110	126,968	118,774
Unalloted portion of reserve for policyholder dividends	23,321	24,971	23,284
Future profits	5,633	5,427	5,633
Deferred tax assets	37,771	61,867	59,282
Subordinated debt	85,000	85,000	85,000
Deductible items	(15,000)	(15,000)	(15,000)
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	123,524	139,713	131,110
Insurance risk R_1	33,269	32,509	32,760
Assumed investment yield risk R_2	28,249	32,202	30,155
Investment risk R_3	87,610	100,280	93,561
Business risk R_4	2,982	3,299	3,129
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	833.1%	783.1%	681.5%

Notes 1. The value for interim closing for FY 2003 is calculated on the basis of the provisions of Articles 86 and 87 of the Enfocement Ordinace of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Equity (less certain items)" above represents the amount of "Equity" as reported on the balance sheet minus expected funds ouflows, minus valuation differential.

3. "Deductible items" include investments in T&D Financial Life Insurance Company.

(Status of Solvency for Claims of Affiliated Insurers)

T&D Financial Life Insurance Company

Items		End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Total solvency margin	(A)	23,997	30,462	26,815
Equity (less certain items)		21,682	27,022	23,891
Reserve for price fluctuations		158	38	101
Contingency reserve		353	104	174
Reserve for possible loan losses		18	381	355
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		569	904	641
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		—	70	9
Subordinated debt		—	—	—
Deductible items		—	—	—
Others		1,214	1,941	1,641
Total risk $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	(B)	5,003	4,742	5,197
Insurance risk	R_1	3,627	3,765	3,788
Assumed investment yield risk	R_2	456	507	477
Investment risk	R_3	2,687	2,050	2,764
Business risk	R_4	203	189	210
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		959.1%	1,284.8%	1,031.9%

Notes 1. The foregoing is calculated on the basis of the provisions of Articles 86 and 87 of the Enfocement Ordinace of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Equity (less certain items)" above represents the amount of "Equity" as reported on the balance sheet minus differential on valuation of securities

12. Adjusted Net Assets

(In millions of yen)

Item	End of 1H, FY 2003 (As of September 30, 2003)	End of 1H, FY 2002 (As of September 30, 2002)	End of FY 2002 (As of March 31, 2003)
Adjusted net assets	377,533	473,291	341,261

Note Foregoing are calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

(Reference)

Forecast for fiscal March 2004 results

As reference, forecast for fiscal year ended March 2004 results made as of today and forecast announced at closing of the first quarter of fiscal year ended March 2004 (publicly announced on August 21st, 2003) are presented hereunder:

(Consolidated)

(100 Millions of Yen)

	Current forecast	Previous forecast made on August 21, 2003	Increase/decrease (%) since previous forecast	
Ordinary revenues	12,550	11,890	660	(5.6% increase)
Ordinary profit	254	239	15	(6.3% increase)
Net income	37	37		

(Non-consolidated)

(100 Millions of Yen)

	Current forecast	Previous forecast made on August 21, 2003	Increase/decrease (%) since previous forecast	
Ordinary revenues	12,390	11,720	670	(5.4% increase)
Income from insurance premiums	8,202	8,605	(403)	(4.7% decrease)
Ordinary profit	286	260	26	(10.0% increase)
Core profit	354	33	24	(7.3% increase)
Net income	64	64		(—)
Un-appropriated profit	329	329		(—)
Annual dividends per share	1,500 Yen	1,500 Yen		(—)
New policy amount	30,758	30,758		(—)
Policy amount in force	163,514	163,514		(—)
Amount of surrender and lapse	13,498	13,498		(—)
Surrender and lapse rate	8.84%	8.84%		(—)
Negative spread	354	354		(—)
Average assumed investment yield	2.94%	2.94%		(—)
Total assets	64,372	64,372		(—)

* New insurance policy amount and policy amount in force represent the total of individual insurance and individual annuities. New insurance policy amount includes net increase by policy conversion.

* Forecast for business results presented in the above may largely differ from actual business results according to future uncertainties.

(Reference)

November 20, 2003
Taiyo Life Insurance Company

Supplementary Data for the Six Months Ended Sept. 30, 2003 Non-Consolidated Finance Results at Press Conference

(1) Sales results

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Ratio to End of FY 2002	Ratio to End of 1H, FY 2002		
Amount of new policies	(MY)	1,467,059	—	39.6%	2,175,488	1,050,809
Amount of policies in force	(MY)	15,698,372	2.8%	3.5%	15,268,605	15,173,403
Amount of surrender and lapse	(MY)	685,084	—	6.6%	1,318,853	642,396
Ratio of surrender and lapse	(%)	4.49	—	—	8.66	4.22
Income from insurance premium	(MY)	413,674	—	(10.9%)	887,942	464,374
Individual insurance included	(MY)	346,681	—	(11.3%)	762,175	390,665
Group insurance included	(MY)	66,405	—	(9.2%)	124,575	73,169

* Other than Income from insurance premium is premiums for individual insurance and individual annuities.
* Surrender and lapse are calculated without offsetting recovered policies after lapse.
* Individual insurance included in Income from insurance premium is the total premium for the individual insurance and the individual annuities, and the group insurance is the total premiums for the group insurance and the group annuities.
* "Ratio to End of FY 2002" and "Ratio to End of 1H, FY 2002" indicate the ratio of the changes.
* Income from insurance premium are based on Income Statement.

(2) Assets

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Ratio to End of FY 2002	Ratio to End of 1H, FY 2002		
Total assets	(MY)	6,613,248	1.3%	(1.4%)	6,528,068	6,706,709
Adjusted net assets	(MY)	377,533	10.6%	(20.2%)	341,261	473,291
Solvency margin ratio	(%)	833.1	151.6%	50.0%	681.5	783.1

*"Ratio to End of FY 2002" and "Ratio to End of 1H, FY 2002" indicate the ratio of the changes (Solvency margin ratio indicates the change in the percentage point).

(3) Core profit/amount of negative spread

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Ratio to End of FY 2002	Ratio to End of 1H, FY 2002		
Core profit	(MY)	25,105	—	53.1%	28,734	16,394

*"Ratio to End of 1H, FY 2002" indicates the ratio of the changes.

		As of End of 1H, FY2003	As of End of FY2003 (forecast)	As of End of FY2002	As of End of 1H, 2002
Amount of negative spread	(MY)	11,393	35,400	43,450	21,993

(4) Policy and other reserves

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Change to End of FY 2002	Change to End of 1H, FY 2002		
Policy reserves (excluding reserve for contingency)	(MY)	6,026,948	(52,949)	(148,894)	6,079,898	6,175,843
General accounts included (excluding reserve for contingency)	(MY)	5,990,496	(40,408)	(127,595)	6,030,905	6,118,091
Separates accounts included (excluding reserve for contingency)	(MY)	36,452	(12,540)	(21,299)	48,992	57,751
Reserve for price fluctuations	(MY)	3,275	1,143	(52,720)	2,132	55,996
Reserve for contingency	(MY)	54,893	544	812	54,348	54,080
Reserve for contingency I included	(MY)	42,822	544	812	42,277	42,010
Reserve for contingency II included	(MY)	12,070	—	—	12,070	12,070

* "Change to End of FY 2002" and "Change to End of 1H, FY 2002" indicate the actual amount of changes.

(5) Unrealized gains/loss

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Change to End of FY 2002	Change to End of 1H, FY 2002		
Securities	(MY)	106,711	70,932	75,219	35,778	31,491
Domestic shares included	(MY)	68,285	131,204	125,622	(62,919)	(57,337)
Domestic bonds included	(MY)	14,402	(74,684)	(63,171)	89,086	77,573
Foreign shares included	(MY)	19,002	7,105	6,932	11,896	12,069

* "Change to End of FY 2002" and "Change to End of 1H, FY 2002" indicate the actual amount of changes.
* The average price during the last month of each FY is used for market value of domestic and foreign shares , and currency exchange of foreign-currency denominated assets.
* Unrealized gains/losses are the total unrealized profits/losses on the yen-converted foreign securities out of securities without any market value, and the securities with market value.

(6) Devaluation Losses

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Ratio to End of FY 2002	Ratio to End of 1H, FY 2002		
Securities	(MY)	44	(99.9%)	(99.4%)	82,595	7,347
Domestic shares included	(MY)	44	(99.9%)	(99.3%)	80,320	6,180
Domestic bonds included	(MY)	-	-	-	-	-
Foreign shares included	(MY)	-	(100.0%)	(100.0%)	879	111

* "Ratio to End of FY 2002" and "Ratio to End of 1H, FY 2002" indicate the ratio of the changes.

(7) Performance and plan of asset management

		1H (Actual)	2H (Planned)
Domestic shares	(MY)	(46,698)	Slight increase
Domestic bonds	(MY)	(136,333)	Slight decrease
Foreign shares	(MY)	6,657	Level-off
Foreign bonds	(MY)	170,889	Level-off
Real estate	(MY)	(3,937)	Level-off

* 1H (Actual) indicates the amount of changes on a book-value basis.

(8) Stock index price at which unrealized gains/losses on assets becomes zero (as of the end of 1H, FY 2003)

Domestic shares (Nikkei Stock Average)	(yen)	approx.	8,840yen
Domestic shares (TOPIX)	(point)	approx.	881point
Domestic bonds	(%)	approx.	1.50%
Foreign securities	(yen)	approx.	112.0yen

* Domestic bonds are converted to the yield on newly issued 10-year government bonds, and foreign securities are converted from the U.S. dollar to yen.

(9) Performance forecast for FY2003

		Forecast for FY2003			
		Anticipated Revision		Previous forecast (as of Aug. 21, 2003)	Initial forecast (as of May 22, 2003)
Ordinary revenue	(MY)	1,239,000	(10.6% down)	1,172,000	1,172,000
Income from insurance premium	(MY)	820,200	(7.6% down)	860,500	860,500
Ordinary income	(MY)	28,600	(35.8% up)	26,000	26,000
Core profit	(MY)	35,400	(23.2% up)	33,000	29,400
Net income	(MY)	6,400	(32.6% up)	6,400	6,400
Unappropriated profit	(MY)	32,900	(-)	32,900	32,900
Amount of new policies	(MY)	3,075,800	(41.4% up)	3,075,800	3,075,800
Amount of policies in force	(MY)	16,351,400	(7.1% up)	16,351,400	16,590,800
Amount of surrender and lapse	(MY)	1,349,800	(2.4% up)	1,349,800	1,210,600
Ratio of surrender and lapse	(%)	8.84	(0.18 point up)	8.84	7.93
Total assets	(MY)	6,437,200	(1.7% down)	6,437,200	6,437,200

* ( ) is the comparison with actual results for FY 2002.

(10) Cross-holding of capital with banks

i) Contribution from domestic banks

		Total amount
Contribution to the fund	(MY)	—
Subordinated loans and others	(MY)	80,000

* Subordinated loans and others as contribution from banks include subordinated loans and subordinated bonds.

ii) Contribution to domestic banks

		Total amount
Bank shares held (market value)	(MY)	56,317
Preferred stock (invested in SPC overseas)	(MY)	90,000
Preferred equity securities (invested in SPC overseas)	(MY)	-
Subordinated loans and others	(MY)	301,544

* The market price is the same as indicated on the Balance Sheet.

* Subordinated loans and others as contribution to banks include subordinated loans, subordinated bonds and preferred equity securities (except investments in overseas affiliated companies of banks and their group).

(11) Number of employees

		As of End of 1H, FY2003			As of End of FY2002	As of End of 1H, FY2002
			Ratio to End of FY 2002	Ratio to End of 1H, FY 2002		
In-house Sales Representatives	(person)	8,720	(1.0%)	(1.3%)	8,808	8,832
Administrative personnel	(person)	2,838	(2.4%)	(5.8%)	2,909	3,012

* "Ratio to End of FY 2002" and "Ratio to End of 1H, FY 2002" indicate the ratio of the changes.

(12) Sales over the counter of banks (number of new contract from October 2002 to September 2003)

Variable annuities	The Company is not engaged in sales over the counter of banks, but T&D Financial Life Insurance, a member of T&D Life Group, deals with this type of trade.
Fixed annuities	

(13) Others

i) Future measures for reinforcing capital

This time, the company issued publicly offered subordinated bonds of 20 billion yen. This is financing to prepare for maturity of the subordinated loan from a bank, which is also consistent with company's policy to unravel cross-holding with banks.
From now on, the Company has to take other measures to enhance capital through accumulation of the net worth, and capital increase as the T&D Life Group, but the Company is intending to reduce the balance of subordinated debt in the long- and medium-term.

ii) Our opinion about the issue of lowering the guaranteed rate on policies

The burden of the negative spread is reducing every year because high guaranteed rate contracts is maturing, so these is no problem in our financial healthiness. Since cutting of the guaranteed rate leads to burden for policyholders, and possibly to undermine the favorable relationship we have built with them, the Company has no plan to cut the return.

iii) Future restructuring plan

The Company is striving to hold down personnel costs by reducing factors leading to paperwork through integration of business processes with the Call Canter and IT technologies, and by cutting employment back office staff through positive introduction of part-time employees and temporary staff.

* The result value is indicated by cutting off fractions, and the percentage such as the YoY rate is rounded off.

File No. 82-34738

EXHIBIT 9

Notice of Convocation of an Extraordinary General Meeting of Shareholders, dated December 3, 2003

(English Version)

TAIYO LIFE INSURANCE COMPANY

11-2 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan

December 3, 2003

Dear Shareholders:

This is to notify you that an extraordinary general shareholders' meeting will be held as follows. If you do not expect to attend the meeting, you may exercise your voting right in writing. Please see the attached reference materials, and fill in, seal, and return along with the attached proxy statement.

Sincerely,

Masahiro Yoshiike
President and Chief Executive Officer

NOTICE OF CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This notice relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation, T&D Holdings, Inc. (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Taiyo, Daido or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

1. Date & Time: 10:00 a.m. Thursday, December 18, 2003

2. Venue: Concorde Ballroom, 5th floor, Main building,
Keio Plaza Inter-Continental Tokyo
2-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

3. Meeting Agenda

Items to be reported on:

Item 1: Establishment of a holding company through a share transfer
(Please see the section "Reference Materials Concerning Exercise of Voting Rights".)

Item 2: Amendments to the Articles of Incorporation
(Please see the section "Reference Materials Concerning Exercise of Voting Rights".)

If you attend the meeting, please present the attached voting form to the reception desk at the meeting.

This documents is an English translation of the original invitation notice in Japanese. In the event of a discrepancy, the Japanese version shall prevail.

Reference Materials Concerning Exercise of Voting Rights

1. Number of Voting Rights: 1,499,930

2. Items and Articles

Item 1: Establishment of a holding company through a share transfer

1. Reason for the share transfer

Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Financial Life Insurance Company, building on their existing alliance, have agreed to jointly establish a holding company, to be named T&D Holdings, Inc., aiming to undertake management integration of the three companies under the umbrella of this holding company.

Drawing on the strengths of their own particular business models, the three firms aim to strengthen their life insurance operations under the joint holding company. With the aim of raising overall enterprise value, the Group will pool management resources to improve management efficiency, while simultaneously undertaking strategic, focused investments to ensure member companies' continued growth and increased profitability.

The three companies have agreed to jointly establish T&D Holdings, Inc. through a share transfer in compliance with the provisions of Article 364 of the Commercial Code, and to become the new company's wholly owned subsidiaries. We ask you to give your approval of this proposal after reviewing the details of the plan presented herein.

2. Details of the Share Transfer

(1) Details of the articles of incorporation for the said holding company to be established:
The articles of incorporation for T&D Holdings, Inc., appear in the section entitled Incorporation of T&D Holdings, Inc. (pp. xxx to xxx).

(2) The types and numbers of shares to be issued by the holding company to be established:
The number and types of shares to be issued by T&D Holdings, Inc. on the occasion of the share transfer: 241.5 million ordinary shares of common stock. T&D Holdings, Inc. has adopted the share trading unit system, with one trading unit of shares comprising 50 shares.

(3) Stock Transfer Ratios
The shareholders of three companies (including the holders of shares deposited with the Japan Securities Depository Center) will receive ordinary shares of common stock in T&D Holdings at the ratios set out herein.

1) Shareholders of Taiyo Life Insurance will receive 55 shares of T&D Holdings per 1 share of Taiyo Life.
2) Shareholders of Daido Life Insurance will receive 100 shares of T&D Holdings per 1 share of Daido Life.
3) Shareholders of T&D Financial Life Insurance will receive 15 shares of T&D Holdings per 1 share of T&D Financial Life.

(4) Common stock and capital reserves of theholding company

1) Common stock: 100 billion yen

2) Capital reserves*: The aggregate amount of shareholders' equity of the three companies on the day of the stock transfer, after deductions of the abovementioned amount appropriated for common stock and the amount required for the share transfer distribution.

*Refers to the portion appropriated as a statutory reserve included in capital surplus

(5) Share transfer distribution (Payments due to shareholders)

T&D Holdings will pay a share transfer distribution, within three (3) months from the date when the transfer of shares is to be made on behalf of registered shareholders (including holders of shares deposited with the Japan Securities Depository Center) or registered pledgees of Taiyo Life and Daido Life on the day prior to the date when share transfer is to be made, in the amounts described below in place of respective term-end dividends. However, the amount of share transfer distribution may be reduced or even withheld with the agreement of Taiyo Life, Daido Life and T&D Financial Life, taking into account the asset and liabilities of Taiyo Life and Daido Life and changes in economic and other circumstances.

Shares of Taiyo Life: 1,500 yen per share
Shares of Daido Life: 3,000 yen per share

(6) Transfer Schedule

The stock transfer will be effected on April 1, 2004 and the registration of T&D Holdings, Inc. will be undertaken the same day. However, regarding share transfer procedures, any necessary changes will be made following consultations among all three companies.

(7) Directors

The eight director candidates of T&D Holdings, Inc. are as follows:

Name (Date of birth)	Personal history and posts held in other companies		Number of three companies' shares held
Masahiro Yoshiike (March 23, 1940)	APR 1963	Entered the Taiyo Mutual Life Insurance Company	Taiyo Life: 31
	JUL 1990	Director of Company	T&D Financial: 0
	APR 2000	Managing Director of Company	
	JUL 1995	Representative Director and President of Company	
	APR 2003	Representative Director and President of Taiyo Life (present)	
		(Posts held in other companies)	
		Representative Director and President of Taiyo Life	
Naoteru Miyato (May 20, 1943)	APR 1967	Entered Daido Mutual Life Insurance Company	Taiyo Life: 0
			Daido Life: 37
	JUL 1994	Director of Company	T&D Financial: 0
	MAR 1996	Managing Director of Company	
	MAR 1999	Senior Managing Director of Company	
	JUL 1999	Representative Director and President of Company	
	APR 2002	Representative Director and President of Daido Life (present)	
		(Posts held in other companies)	
		Representative Director and President of Daido Life	
Muneo Takeuchi (June 7, 1945)	APR 1970	Entered Daido Mutual Life Insurance Company	Taiyo Life: 0
			Daido Life: 22
	JUL 1996	Director of Company	T&D Financial: 0
	MAR 1999	Managing Director of Company	
	MAR 2001	Senior Managing Director of Company	
	APR 2002	Senior Managing Director of Daido Life (present)	
Kunio Ikeda (July 9, 1950)	APR 1993	Entered The Taiyo Mutual Life Insurance Company	Taiyo Life: 14
			Daido Life: 0
	JUL 1997	Director of Company	T&D Financial: 0
	APR 1999	Managing Director of Company	
	APR 2003	Managing Director of Taiyo Life	

	JUN 2003	Representative Director and Senior Managing Director of Daido Life (present) (Posts held in other companies) Representative Director and Senior Managing Director of Taiyo Life	
Osamu Koyama (November 30, 1947)	APR 1972 JUL 1998 MAR 2001 APR 2002	Entered Daido Mutual Life Insurance Company Director of Company Managing Director of Company Managing Director of Daido Life (present)	Taiyo Life: 0 Daido Life: 18 T&D Financial: 0
Kenji Nakagome (January 25, 1954)	APR 1976 JUL 2001 APR 2003 JUN 2003	Entered The Taiyo Mutual Life Insurance Company Director of Company Director of Taiyo Life Managing Director of Taiyo Life (present)	Taiyo Life: 12 Daido Life: 0 T&D Financial: 0
Sounosuke Usui (November 15, 1953)	APR 1976 JUL 2000 JUL 2001 APR 2002 JUL 2002 DEC 2003	Entered Daido Mutual Life Insurance Company Director of Company Representative Director and President of T&D Taiyo Daido Investment Advisory Co., Ltd. Director of Daido Life (present; concurrently Representative Director and Present of T&D Asset Management Co., Ltd.) Representative Director and President of T&D Asset Management Co., Ltd. Director of T&D Asset Management Co., Ltd.	Taiyo Life: 0 Daido Life: 13 T&D Financial: 0
Shigeru Kobori (February 8, 1931)	APR 1960 APR 1991 APR 1998 APR 2000 APR 2003	Admitted to the Bar Chairman of the Tokyo Bar Association Chairman of the Japan Federation of Bar Associations Chairman of Sogo Department Store Management Responsibility Investigative Committee Chairman of Japan Legal Aid Association (Present)	Taiyo Life: 0 Daido Life: 0 T&D Financial: 0

Notes:

1. T&D Asset Management, Inc., of which Mr. Sounosuke Usui serves as a director, has concluded an investment consultancy contract with Taiyo Life Insurance Co., Ltd., Daido Life Insurance Co., Ltd., and T&D Financial Life Insurance Co., Ltd. None of the other candidates for the post of director has any material interests in Taiyo Life Insurance Co., Ltd., Daido Life Insurance Co., Ltd., or T&D

Financial Life Insurance Co., Ltd., nor is any conflict of interest, such as may be deemed to conflict with the performance of their duties, expected to come into being in respect of these candidates' positions as directors following the formal establishment of T&D Holdings, Inc.

2. Mr. Shigeru Kobori qualifies as an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(8) Corporate Auditors of the parent company to be established

The four corporate auditor candidates are as follows:

Name (Date of Birth)	Personal History		Number of three companies' shares held
Kiyoshi Matsushige (March 21, 1943)	APR 1965	Entered the Taiyo Mutual Life Insurance Company	Taiyo Life: 7 Daido Life: 0 T&D Financial: 0
	JUL 1996	Director of Company	
	APR 1998	Managing Director of Company	
	JUL 2001	Standing Corporate Auditor of Company	
	APR 2003	Standing Corporate Auditor of Taiyo Life (present)	
Yoichi Kinoshita (September 19, 1948)	APR 1972	Entered Daido Mutual Life Insurance Company	Taiyo Life: 0 Daido Life: 0 T&D Financial: 0
	MAR 1996	General Manager of Investment Administration Department of Company	
	MAR 1997	General Manager of Loans and Fixed Income Department of Company	
	APR 2002	General Manager of Loans and Fixed Income Department of Company of Daido Life	
	APR 2003	General Manager of Public Relations Department of Daido Life (present)	
Minoru Suzuki (March 14, 1932)	JUN 1982	Director of Mitsui Bank	Taiyo Life: 1 Daido Life: 0 T&D Financial: 0
	OCT 1987	Representative Director of Bank	
	APR 1990	Senior Managing Director of Taiyo Kobe Mitsui Bank	
	APR 1991	Representative Director and Deputy President of Bank	
	APR 1994	Representative Director and President of Sakura Securities Co., Ltd.	
	JUN 1998	Corporate Auditor of Mitsui & Co. (present)	
Masanao Iechika (July 18, 1933)	APR 1962	Admitted to the bar	Taiyo Life: 0 Daido Life: 7 T&D Financial: 0
	APR 1981	Vice Chairman of Osaka Bar Association	
	JUL 2000	Corporate Auditor of Daido Mutual Life Insurance Company	
	APR 2002	Corporate Auditor of Daido Life (present)	

Notes:

1. The above corporate auditors have no substantial business interest in Taiyo Life Insurance Company, Daido Life Insurance Company, or T&D Financial Life Insurance Company, such as may be deemed

to conflict with the performance of their duties.

2. Messrs. Minoru Suzuki and Masanao Iechika are external auditors in accordance with the provisions of Article 18 (1) of the Law Concerning Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, etc.

(9) Independent auditor for the parent company to be established

Particulars regarding the independent auditor for T&D Holdings, Inc. are as follows.

(as of September 30, 2003)

Name	Shin Nihon & Co.	
Head Office	Hibiya Kokusai Bldg. 13F, 2-2-3 Uchisaiwai-cho Chiyoda-ku, Tokyo, Japan	
Corporate History	OCT 1985	Showa Ota & Co. established
	JAN 1986	Century Audit Corporation established
	APR 2000	Showa Ota & Co. and Century Audit Corporation merged to form Century Ota Showa & Co.
	JUL 2001	Century Ota Showa & Co. merged with TKA Takeshi Iizuka & Co. and Takachiho Audit Corporation. Corporate name changed to Shin Nihon & Co.
Corporate Outline	Certified Public Accountants: 1,503 Junior Accountants: 648 Others: 483 Principal offices: Japan: 46 / Overseas: 17 Number of corporate clients: 4,890	

(10) Joint establishment

Three companies will jointly establish T&D Holdings, Inc.

3. An explanation of stock transfer ratios in accordance with Item 2, Clause 1 of Article 366 of the Commercial Code

Taiyo Life Insurance Company ("Taiyo Life"), together with Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life"), will establish T&D Holdings, Inc. ("the Holding Company") through a joint stock transfer, (scheduled for April 1, 2004), whereby Taiyo Life, Daido Life and T&D Financial Life will become wholly owned subsidiaries of the newly formed company. The stock transfer ratios in the Holding Company for the holders of shares in Taiyo Life, Daido Life and T&D Financial Life (the "stock transfer ratios") have been determined taking the following items into consideration.

Taiyo Life and Daido Life conducted independent assessments in the determination of appropriate stock transfer ratios, which are indispensable for ensuring a fair allocation of shares in the Holding Company to shareholders of the three companies, and appointed their own financial advisors. Taiyo Life selected J.P. Morgan Securities Asia Pte. Ltd. ("J.P. Morgan") as its financial advisor, and commissioned the drafting of materials for use as reference in the determination of stock transfer ratios, for its agreement with Daido Life and T&D Financial Life.

To calculate the stock transfer ratios, J.P. Morgan analyzed enterprise value of the companies utilizing share-price averages, embedded value (EV) and appraisal value (AV), and also conducted contribution analysis, and provided us with the aforementioned analyses. In its calculation of the stock transfer ratios, J.P. Morgan took into account the results of financial audits of the three companies by Shin Nihon & Co., a certified audit firm, the results of a due diligence report audit of Daido Life by Taiyo Life's legal counsel, EV and AV analyses for Taiyo Life conducted by Milliman Japan, and valuation of Daido Life's EV by Daido Life or Milliman Japan.

In its determination of stock transfer ratios, Taiyo Life studied the matter in-house from various angles and conducted deliberations with Daido Life and T&D Financial Life, receiving advice from J.P. Morgan.

As a result, an agreement on a joint stock-transfer-ratio calling for 55 shares of T&D Holdings to be allotted per 1 share of Taiyo Life, 100 shares of T&D Holdings per 1 share of Daido Life, and 15 shares of T&D Holdings per 1 share of T&D Financial Life was approved by the board of directors of each company on October 8, 2003. The three companies concluded contracts the same day.

Ahead of the meeting of the board of directors convended on October 8, 2003, Taiyo Life received from J.P. Morgan Asia Pte. Ltd. a written statement that the agreed stock transfer ratios are fair from a financial point of view as of that date.

On Nov. 20, 2003, the board of directors of Taiyo Life made a resolution to convene an extraordinary general meeting of shareholders to receive approval of shareholders, confirming that no developments and changes were recognized to the terms and conditions on which the October 8th agreement is based, and the stock transfer ratios for the holding company remain unchanged.

Prior to this meeting of the board of directors, Taiyo Life has received a written statement from J.P. Morgan saying that the agreed stock transfer ratios were fair for the shareholders of Taiyo Life from a financial point of view as of November 20, 2003 (see note below).

Furthermore, Daido Life received written statements from its financial advisor Nomura Securities Co., Ltd. dated October 8, 2003 and November 20, 2003, stating that the agreed stock transfer ratios have no harmful financial effect on the shareholders of Daido Life as of those dates, respectively.

Note:

J.P. Morgan's written statement dated November 20, 2003 was prepared on a specific set of premises and conditions. The analytical procedures employed, as well as the premises and conditions on which the written statement is based are specified in the statement.

J.P. Morgan or other affiliated broker dealer letterhead

November 20, 2003

The Board of Directors
Taiyo Life Insurance Company
11-2, 2-chome, Nihonbashi, Chuo-ku, Tokyo

Members of the Board of Directors:

You have requested that we, as your financial advisor with respect to the proposed consolidation (the "Consolidation") through establishment of a holding company among Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life", collectively the "Companies") scheduled to be consummated on April 1, 2004, and in accordance with instructions provided by your Board of Directors, provide you with our opinion as to the fairness to Taiyo Life, as of the date hereof, from a financial point of view, of the proposed Exchange Ratios (as defined below) described in the definitive agreements relating to the joint stock transfer (the "Agreement"), which were signed on October 8, 2003.

In connection with the Consolidation, Taiyo Life's shareholders will receive 55 shares of the holding company's common stock per 1 share of Taiyo Life common stock, while Daido Life's shareholders will receive 100 shares of the holding company's common stock per 1 share of Daido Life common stock and T&D Financial Life's shareholders will receive 15 shares of the holding company's common stock per 1 share of T&D Financial Life common stock (the "Exchange Ratios"), as stated in the Agreement.

We have conducted the following analysis and review in order to present our opinion:

(i) review of the Agreement signed on October 8, 2003;

(ii) review of financial information, including financial statements, and other information on business and related matters of the Companies;

(iii) review of financial information with respect to expected, unauditted FY2003 half year results of the Companies;

(iv) review of the financial information, including financial statements, and other information on business and related matters of all consolidated subsidiaries and subsidiaries and affiliates based on the equity method of the Companies;

(v) review and analysis of certain internal forecasts of parent financial statements and business plans until FY2008 prepared by each of the Companies;

(vi) review of the report on the adjusted net asset value of the Companies dated August 27, 2003 prepared by Shin Nihon & Co.;

(vii) review of the legal due diligence report on Daido Life dated July 28, 2003 prepared by Taiyo Life's legal counsel;
(viii) review of the embedded value of Taiyo Life prepared by Milliman Japan;
(ix) review of the embedded value of Daido Life prepared by Milliman Japan or Daido Life;
(x) review of the report on appraisal value of Taiyo Life dated July 18, 2003 prepared by Milliman Japan;
(xi) interview with management of the Companies and other relevant individuals in regard to the respective operational and financial status, future operational and financial plans, and the effects of the Consolidation on financial condition and business operations, including synergy effects;
(xii) review of market prices and trading situation of the stocks of Taiyo Life and Daido Life;
(xiii) comparison analyses of the stocks of certain domestic and international companies deemed comparable based on publicly available information;
(xiv) comparison analyses of certain domestic and international transactions deemed comparable based on publicly available information; and,
(xv) review and analysis of certain other matters we believed necessary or appropriate for the purpose of preparing this opinion.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information we have analyzed and reviewed as set out above, which consists of publicly available information or information that was furnished to us by the Companies (the "Information"), and we do not assume any responsibility or liability thereof. We have not conducted any valuation or appraisal of any assets, liabilities, or actuarial appraisal nor have we requested any such valuations or appraisals to be conducted by any third parties. In relying on financial analyses and forecasts (including synergy forecasts) provided to us for purposes of the review above, we have assumed that such analysis and forecasts have been prepared based on assumptions reflecting the best possible estimates and judgments by the management of the Companies , and we have not conducted any independent verification of the reasonableness or achievability thereof.

We have also assumed that: (i) there will be no material changes of terms of the Transaction after the Agreement is executed until the consummation of the Transaction; (ii) conditions provided in the Agreement will lawfully and validly be consummated as described therein; (iii) there are no contracts or other agreements (oral or in writing) among the Companies, which affect the Exchange Ratios, other than the agreement by the Companies on the terms and conditions set out in the Agreement; (iv) all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Companies or the expected profits of the Transaction; and (v) the tax effect of the Transaction will be the tax effect contemplated by the Companies as of the date hereof.

Secondly, our opinion is necessarily based on economic, market and other conditions as in effect on, and the Information made available to us as of the date hereof. It should be understood that subsequent developments, including changes of conditions relating to the Transaction that arise or are discovered

after the issuance of this opinion, may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness to Taiyo Life, as of the date hereof, from a financial point of view, of the Exchange Ratios provided in the Agreement, and we express no opinion as to the underlying decision by you to consummate the Transaction. We have not been requested, and do not provide our opinion with regard to fairness of the Exchange Ratios in the Transaction, or any other related matter, to the holders of securities issued by Taiyo Life, such as shares or bonds etc., creditors of Taiyo Life, or any other concerned parties of Taiyo Life. We express no opinion herein as to the price at which of the stock or other securities of Taiyo Life or the stock or other securities of its subsidiaries or other affiliates, or the holding company stock that will be appropriated to the shareholders of Taiyo Life will trade at any future time.

In addition, we anticipate receiving a fee from your company in consideration for the services we provide as your financial advisor with respect to the Transaction. We or our subsidiaries or other affiliates have provided services such as securities underwriting interest, exchange, credit or other market related services to the Companies or their respective subsidiaries or other affiliates, and thus have received a fee in consideration for such services. We or our subsidiaries or other affiliates, as part of related business, may actively trade securities of the Companies or their respective subsidiaries or other affiliates for our own account or for the accounts of our customers. Further, in the ordinary course of business, we or our subsidiaries or other affiliates may actively trade stocks, other securities, or their derivative transactions of the Companies or their respective subsidiaries or other affiliates for our own account or for the accounts of our customers.

Finally, this opinion does not constitute a recommendation to any shareholder of your company as to how such shareholder should vote with respect to the Transaction. We have not been given the authority by the Board of Directors of Taiyo Life to solicit, and did not solicit, third parties to show an interest in investment in Taiyo Life or its subsidiaries or other affiliates or the purchase etc. of the whole or any part of Taiyo Life or its subsidiaries or other affiliates.

This opinion is provided solely for the benefit of the Board of Directors of Taiyo Life in connection with and for the purposes of its determination of the Exchange Ratios with respect to the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, we acknowledge that you and Daido Life intend to refer to this opinion in the documents set forth in Article 366 of the Commercial Code, the documents set forth in Article 21-2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of *Kabushiki-kaisha*, and the documents required by the rules of the Tokyo Stock Exchange on which Taiyo Life and Daido Life are listed and Osaka Securities Exchange on which Daido Life is listed, and to disclose this opinion pursuant to the above mentioned laws and rules.

On the basis of and subject to the foregoing, it is our opinion that the Exchange Ratios provided in the Agreement are fair to Taiyo Life, from a financial point of view, as of the date hereof.

Very truly yours,

J.P. MORGAN SECURITIES Asia Pte. Limited

[JPMSA Managing Director to manually sign:]

4. The balance sheet and income statements of the three companies in accordance with Items 3-6, Clause 1, Article 366 of the Commercial Code

The three companies' balance sheets and income statements appear below.

5. Effective date of shareholders' approval of the agenda

This proposal on joint stock transfers will go into effect on the condition of approval by the shareholders of the three companies at each extraordinary general meeting of shareholders and legal permission by the authorities, as stipulated in the Insurance Business Law.

ARTICLES OF INCORPORATION OF T&D HOLDINGS, INC.

SECTION 1 GENERAL PROVISIONS

Article 1: Firm Name

The Company shall be named T&D Holdings, Inc.

Article 2: Objectives of Establishment of the Company

The Company shall be a holding company under the provisions of the Insurance Business Law, and shall carry out the following business activities.

(1) Management of subsidiaries engaged in the life insurance business and business areas peripheral to life insurance as stipulated by the Insurance Business Law

(2) Other business operations ancillary to the activities described in (1) above

Article 3: Location of Head Office

The Company's registered head office shall be located in Chuo Ward, Tokyo.

Article 4: Method of Public Announcement

Public announcements (official notices) by the Company shall be published in the Nihon Keizai Shimbun.

SECTION 2 STOCKS

Article 5: Total Number of Shares to be Issued

The total number of shares to be issued by the Company shall be 966,000,000.

Article 6: Share Trading Unit and Minimum Share Issuance Unit

1. The minimum trading unit of the Company's shares shall be 50 shares.
2. The Company shall not issue share certificates in units of less than 50 shares.

Article 7: Share Transfer Agent

1. The Company shall designate a share transfer agent.
2. The share transfer agent and the office of the transfer agent where clerical operations relating to the Company's shares shall be performed shall be determined by resolution of the Board of Directors.
3. The registry of shareholders of the Company (including that for shares deposited at the Japan

Securities Depository Center, hereinafter the same) and the registry of lost or destroyed share certificates shall be kept in safekeeping at the designated office of the transfer agent. All clerical work relating to share certificates, including share transfers, registration of the destruction of share certificates, and the purchase of numbers of shares smaller than the minimum trading unit, shall be performed by the transfer agent.

Article 8: Date of Record

1. Shareholders entitled to exercise voting rights at the Company's Regular General Meeting of Shareholders shall be those shareholders registered as such (including those whose shares are deposited at the Japan Securities Depository Center, hereinafter the same) at the close of trading on the stock market on March 31 (the date for the closing of the Company's accounts) of the same year. (In the event that the stock market is closed for trading on March 31, the date shall be the last day of trading of that business term.)
2. In addition to the provisions of Clause 1 above, the Board of Directors of the Company may, when necessary, and in advance, designate as eligible shareholders or holders of the right of pledge to the Company's shares those registered as holding shares or rights of pledge at the close of trading on the stock market on another date.

Article 9: Regulations Regarding the Handling of Shares

All matters relating to the Company's shares, including the type of share certificates to be issued, procedures for the handling of shares such as the transfer of title, the physical transfer of share certificates, registration of the loss of share certificates through destruction, purchase of lots of shares falling short of a trading unit, fees for the handling of shares and share transactions, and so on shall be subject to regulations drawn up and issued by the Board of Directors of the Company.

SECTION 3 GENERAL MEETINGS OF SHAREHOLDERS

Article 10: Date of Meeting

The Company shall hold a regular general meeting of shareholders every year within three months of the closing of accounts for each business term. Additionally, extraordinary general meetings of shareholders may be held when deemed necessary.

Article 11: Venue of Meeting

The Company's general meeting of shareholders shall be held at a venue within the 23-ward central area of Tokyo.

Article 12: Chairmanship

1. The President of the Company shall preside as chairman over each general meeting of shareholders.
2. In the event that the President of the Company is unable to serve as chairman of the general meeting of shareholders, another member of the Board of Directors, selected according to a previously-agreed order of precedence, shall serve as chairman in his place.

Article 13: Resolutions

1. With the exception of cases where the stipulations of the Japanese Commercial Code or of other sections of these Articles of Incorporation take priority over this article, resolutions at general meetings of shareholders shall be passed by a majority vote of shareholders' voting rights exercised by shareholders themselves or their proxies present at the meeting.
2. Special resolutions, as specified in Article 343 of the Japanese Commercial Code, may be passed with the agreement of two-thirds of the voting rights held by shareholders or shareholders' proxies present at the meeting, assuming that said attendance of shareholders or their proxies amounts to at least one-third of all voting rights.

Article 14: Exercise of Voting Rights by Proxy

Shareholders of the Company who are entitled to exercise their voting rights at a general meeting of shareholders may designate other shareholders of the Company as their proxies for the exercise of the voting rights inherent in their own shares. In such a case, prior to the start of each general meeting of shareholders, the shareholder acting as proxy for another shareholder must present to the officers of the Company written proof of his or her designation as a proxy.

SECTION 4 DIRECTORS AND THE BOARD OF DIRECTORS

Article 15: Number of Directors

The Company shall appoint no more than ten (10) directors.

Article 16: Appointment of Directors

1. Directors of the Company shall be appointed at a general meeting of shareholders.
2. The resolutions of a general meeting of shareholders by which directors of the Company are appointed must be passed by majority vote of shareholders present who hold voting rights amounting to no less than one-third of the total number of voting rights.

3. The cumulative voting system may not be utilized for the selection of directors.

Article 17: Term of Office of Directors

The term of office of a director shall end simultaneously with the closing of the regular general meeting of shareholders for the settlement of accounts of the last business term within two years of the date of the said director assuming the post.

Article 18: Representative Director

Representative director(s), as stipulated in the Commercial Code, shall be appointed by resolution of the Board of Directors.

Article 19: Appointment of Directors as Top Management Officers

1. The members of the Board of Directors of the Company are authorized to appoint, from among their number, one director to serve as Chairman and one director to serve as President of the Company. These posts shall be held concurrently with the post of director.
2. The members of the Board of Directors are authorized to appoint, from among their number, an unspecified number of deputy presidents, senior managing directors, and managing directors. These posts shall be held concurrently with the post of director.

Article 20: Board of Directors

1. Meetings of the Board of Directors shall conform to the stipulations in the two subsequent clauses.
2. The Company's corporate auditors must attend all meetings of the Board of Directors, and may be called upon to give their opinions when it is deemed necessary by the Board.
3. In principle, all directors and corporate auditors must be notified of the convening of a meeting of the Board, in writing, at least three days prior to the date of the meeting. In case of an emergency, however, this period of prior notification may be curtailed as deemed necessary.
4. Matters relating to the Board of Directors other than those governed by stipulations in these Articles of Incorporation shall be governed by separate regulations drawn up by the Board of Directors.

Article 21: Directors' Compensation

The compensation for directors of the Company shall be decided by resolution of the general meeting of shareholders.

Article 22: Limitation of Liability of Directors

1. In accordance with Article 266, Clause 12 of the Commercial Code, the Company may, after appropriate resolution by the Board of Directors, set upper limits on compensation from current or former directors for actions for which they may be held responsible under the provisions of Clause 1, Item 5 of the same Article 266, up to the limits set by the Code.
2. In accordance with Article 266, Clause 19 of the Commercial Code, the Company may conclude with an outside director a contract that limits responsibility for compensation for damages incurred as a result of actions that fall into the categories stipulated in Clause 1, Item 5 of the said Article 266. In such a case, however, the maximum for such compensation under the terms of the contract shall not be set at less than 10 million yen, and this figure shall be treated as the upper limit unless the maximum under the Code is larger, in which case this higher figure shall prevail.

SECTION 5 CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 23: Number of Corporate Auditors

A maximum of six corporate auditors shall be appointed.

Article 24: Appointment of Corporate Auditors

1. Corporate auditors shall be appointed at the general meeting of shareholders.
2. The resolutions of a general meeting of shareholders by which corporate auditors of the Company are appointed must be passed by majority vote of shareholders present who hold voting rights amounting to no less than one-third of the total number of voting rights.

Article 25: Term of Office of Corporate Auditors

The term of office of a corporate auditor shall end simultaneously with the closing of the regular general meeting of shareholders for the settlement of accounts for the last business term within four years of the date of appointment of the said corporate auditor.

Article 26: Appointment of Standby Corporate Auditor(s)

1. To prepare the Company for a sudden and unexpected shortfall in number of corporate auditors as required by the Code, the Company may arrange for the appointment, with the approval of the general meeting of shareholders, of a standby auditor or auditors.
2. The person or persons appointed as standby corporate auditors, as specified in the above clause, shall be immediately appointed as a corporate auditor in the event that the number of corporate auditors falls short of that required by the Code. In such an event, the term of

office of the newly appointed corporate auditor shall be the remainder of the term of office of the previous corporate auditor whose position he or she has filled.

3. The term of office of a standby corporate auditor, referred to in Clause 1 above, if such a standby auditor is appointed, shall be terminated immediately before the start of the next regular general meeting of shareholders.
4. The provisions of Article 24, Clause 2 above shall apply equally to the standby corporate auditor referred to in Clause 1 of this article.

Article 27: Standing Corporate Auditor

The corporate auditors shall elect (a) standing auditor(s) from amongst their own number.

Article 28: Board of Corporate Auditors

1. Meetings of the Board of Corporate Auditors shall conform to the stipulations in the two subsequent clauses.
2. In principle, all corporate auditors must be notified of the convening of a meeting of the Board of Corporate Auditors, in writing, at least three days prior to the date of the meeting. In case of an emergency, however, this period of prior notification may be curtailed as deemed necessary.
3. Matters relating to the Board of Corporate Auditors other than those governed by stipulations in these Articles of Incorporation shall be governed by separate regulations drawn up by the Board of Corporate Auditors.

Article 29: Corporate Auditors' Compensation

The compensation for corporate auditors of the Company shall be decided by resolution of the general meeting of shareholders.

Article 30: Limitation of Liability of Corporate Auditors

In accordance with Article 280, Clause 1 of the Commercial Code, the Company may, after appropriate resolution by the Board of Directors, set upper limits on compensation from current or former corporate auditors for actions for which they are responsible under the provisions of the Commercial Code.

The amounts of forgiveness shall not exceed the limits set by the Code.

SECTION 6 METHODS OF CALCULATION

Article 31: Business Term and Date of Accounts Settlement

The business term of the Company shall commence on April 1 of each year and end on

March 31 of the following year, and the Company's accounts for each term shall be closed at the end of the final day of the term in question.

Article 32: Eligibility for Receipt of Dividend Payments

Shareholders eligible for the receipt of dividend payments, when such dividends are paid, shall be those shareholders or holders of rights of pledge registered as of the final shareholder registry for the accounts settlement term in question.

Article 33: Interim Dividend

Upon the resolution of the Board of Directors, the Company may make a payment of monies (hereinafter, "interim dividend"), as stipulated in Article 293, Clause 5 of the Commercial Code, to shareholders and registered holders of the right of pledge to Company shares listed in the last shareholder registry as of September 30 of each year.

Article 34: Time Limitation on Obligation to Make Dividend Payment

1. In the event that a shareholder cannot be located and does not appear to demand payment of a term-end or interim dividend for a period of five years from the initial date on which he or she became eligible for receipt of such dividend, the Company shall be freed from the obligation to make the said payment.
2. No interest shall be accrued on either term-end dividends or interim dividends.

SUPPLEMENTARY ARTICLES

Article 1: Issuance of Shares upon Establishment of Company

1. The establishment of the Company shall be carried out using the method of stock transfer stipulated in Article 364 of the Commercial Code.
2. The total number of shares to be issued upon the establishment of the Company shall be 241,500,000 (two-hundred and forty-one million, five-hundred thousand).

Article 2: Initial Term of Office of Directors and Corporate Auditors Following Establishment of Company

The term of office of the directors and corporate auditors who will assume their positions upon the establishment of the Company, regardless of the stipulations of Articles 17 and 25 of these Articles of Incorporation, shall come to an end at the conclusion of the Regular General Meeting of Shareholders for the settlement of accounts for the last accounting period that ends within one year of the date on which the said directors and corporate auditors assumed their posts.

Article 3: Initial Business Term

Irrespective of the stipulations in Article 31 of these Articles of Incorporation, the initial business term of the Company shall commence on the official date of establishment of the Company and conclude on March 31, 2005.

Article 4: Compensation for Directors and Corporate Auditors for Initial Business Term

1. Irrespective of the stipulations in Article 21 of these Articles of Incorporation, the compensation for the Company's directors for the first accounting period shall be limited to a maximum total figure for all directors of twenty-five million yen per month.
2. Irrespective of the stipulations in Article 29 of these Articles of Incorporation, the compensation for the Company's corporate auditors for the first accounting period shall be limited to a maximum total figure for all corporate auditors of ten million yen per month.

Taiyo Life Insurance Company

Non-Consolidated Interim Balance Sheet

As of September 30, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	55,825
Cash	2,150
Deposits	53,675
Call loans	147,478
Monetary claims purchased	45,666
Monetary trusts	33,748
Securities	3,825,591
Government bonds	819,594
Municipal bonds	413,038
Corporate bonds	1,031,884
Domestic stocks	481,426
Foreign securities	965,051
Other securities	114,596
Loans	2,119,267
Policy loans	122,534
Commercial loans	1,996,732
Property and equipment	190,169
Land	106,402
Buildings	82,219
Equipment	418
Construction in progress	1,128
Due from agency	9
Due from reinsurers	49
Other assets	165,893
Accounts receivable	80,203
Prepaid expenses	1,201

Accrued income	33,166
Deposit for rent	326
Derivatives	32,566
Deferred hedge losses	566
Suspense payments	3,647
Other assets	14,214
Deferred tax assets	30,536
Deferred tax assets on land revaluation	1,220
Reserve for possible loan losses	(2,207)
Total assets	6,613,248

	(Millions of Yen)
LIABILITIES	
Policy reserves	6,176,728
Reserve for outstanding claims	17,982
Policy reserve	6,081,842
Reserve for policyholder dividends	76,903
Due to reinsurers	35
Other liabilities	218,538
Subordinated borrowings	85,000
Accounts payable	99,464
Accrued expenses	8,747
Unearned income	449
Deposits received	499
Guarantee deposits	6,698
Derivatives	6,448
Deferred valuation gains on hedge	4,861
Suspense receipt	6,367
Other liabilities	3
Reserve for employees' retirement benefits	29,145
Reserve for directors' and corporate auditors' retirement benefits	367
Reserve for price fluctuations	3,275
Total liabilities	6,428,091
SHAREHOLDERS' EQUITY	
Common stock	37,500
Capital surplus	37,500
Portion appropriated as statutory reserve	37,500

Retained earnings	70,162
Voluntary reserve	35,668
Reserve for accelerated depreciation of real estate	668
General reserve	35,000
Unappropriated retained earnings at previous term-end	34,494
[of which, net income	7,203]
Land revaluation	(35,039)
Net unrealized gains on securities	75,034
Total shareholders' equity	185,157
Total liabilities and shareholders' equity	6,613,248

(Notes)

1. Valuation of securities (including "Cash and deposits" and "Monetary claims purchased" equivalent to securities, and securities managed as money held in trust) is as follows: Trading securities are marked to market (cost of sales is calculated by the moving average method), and held-to-maturity notes/bonds are amortized in equal installments determined by the moving average method. Notes/bonds to offset underwriting reserves are also amortized in equal installments determined by the moving average method in accordance with the "Provisional recommendations on accounting and auditing procedures for 'Notes/bonds to offset underwriting reserves" of the Insurance Business' (JICPA Industry Audit Committee Report No. 21). Stock of subsidiaries and affiliates (shares issued by 1) subsidiaries as defined in Clause 12 of Article 2 in the Insurance Business Law, 2) affiliates other than subsidiaries as defined in Clause 2 of Article 2-3 in the Ordinance to enforce the Insurance Business Law, and 3) related corporations) are carried at cost. Stocks included in marketable other securities and foreign stocks included in foreign securities are marked to the average market price during the month of September with the cost determined by the moving average method, otherwise – mark to market at the end of September (cost of sales is calculated by the moving average method). Included in the category of "Other securities" corporate/government bonds (including foreign-issued bonds) with no market value and premium difference treated as interest adjustment are amortized in equal installments determined by the moving average method. All securities other than the above are carried at cost as determined by the moving average method.
   In addition, all unrealized valuation gains and losses on other securities are accounted for in the Shareholders' Equity section of Balance Sheet.
2. Derivative transactions are marked to market.
3. Land for operating purposes is revalued pursuant to the Law on Land Revaluation (Law No.34, promulgated on March 31, 1998), with the respective amount calculated on the basis of the estimated sales prices of the land of tax increase/decrease accounted for as "Deferred tax assets on land revaluation" in the Assets section, and the remaining balance of revaluation amount being accounted for as "Land revaluation" in the Shareholders' Equity section of the Balance Sheet.
   - Revaluation date: March 31, 2002
   - Revaluation method as specified in Clause 3, Article 3 of the above Law:
     The revaluation was conducted upon reasonable consideration of the public announcement price of a standardized land lot as defined in Item 1, Article 2 of the "Ordinance to enforce the Law on Land Revaluation" (Government Ordinance No. 119, promulgated on March 31, 1998), the standard price for a basic land lot as defined in Clause 2 of the same Article, as well as real estate assessor's valuation as defined in Clause 5 of the same Article.
     For the revalued land as defined in Article 10 of the same Law, difference between the total market value and the adjusted book value at the end of the reporting period was ¥6,255 million.

4. Depreciation of buildings (excluding those acquired on and after April 1, 1998) and equipment is accounted for by the declining-balance method. Depreciation of buildings acquired on and after April 1, 1998 is calculated by the straight-line method.
5. Foreign currency-denominated assets and liabilities (excluding "Stock of subsidiaries and affiliates" and "Other securities") are translated into Japanese yen at the spot foreign exchange rate prevailing at the end of September. In addition, "Stock of subsidiaries and affiliates" is translated into Japanese yen at the foreign exchange rate prevailing at the respective dates of stock acquisition; "Other securities" is translated into Japanese yen at the average foreign exchange rate in September.
6. Share issuance expenses are charged to income in lump sum, when incurred.
7. To provide for possible bad debts, a reserve for possible loan losses is established in accordance with the Company's own assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
   In addition, with respect to obligations by bankrupt companies and past due loans secured by collateral or guarantees, the Company writes off the portion of such loans which collateral or guarantees cannot cover, and charges such amounts to the reserve for loan losses. Such write-offs amounted to ¥1,088 million for the reporting 6-month period.
8. In order to provide for the future payment of retirement benefits to employees, the Company provides a reserve for employees' retirement benefits in an amount deemed necessary as of the end of the reporting 6-month period based on projected benefit obligations and plan assets at the balance sheet date in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits", June 16, 1998). The actuarial differences are fully charged to income when recognized.

9. Pursuant to the requirements of enforcement regulations for the Commercial Code, the Company provides a reserve for directors' and corporate auditors' retirement benefits in an amount deemed necessary based on the Company's internal rules as of the end of the reporting 6-month period.
10. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company provides a reserve for price fluctuations. For the reporting 6-month period, provision is made in an amount equivalent to half of the amount deemed necessary for the current term.
11. Pursuant to the requirements of the "Recommendations on establishing the accounting standard for financial instruments" (Business Accounting Council, January 22, 1999), the Company applies special accounting treatment to deferred hedges and interest rate swaps in order to protect against cash flow fluctuations on loans, and uses market-value hedging to protect against risk of losses from exchange rate fluctuations for foreign currency-denominated bonds.
    In addition, the effectiveness of a hedge is primarily evaluated by ratio analyses based on comparisons of cash flow changes for the hedged instruments and measures.
12. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
13. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods.
    (1) A method set by the Ministry of the Financial Services Agency (Notice No. 48, Ministry of Finance, 1996) for policies to which standard policy reserve is applicable
    (2) The net level premium method for policies to which standard policy reserve is not applicable
14. Depreciation of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on its estimated useful life.
15. "Obligations by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥10,881 million in total, and are detailed as follows.
    Obligations by bankrupt companies and past due loans are ¥330 million and ¥1,516 million, respectively.
    Amounts of ¥896 million and ¥57 million were directly deducted from "Obligations by bankrupt companies" and "Past due loans," respectively, as being deemed uncollectible.
    In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded") due to prolonged non-payment of principal or interest, or for some other reason, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.
    In addition, "Past due loans" are loans for which interest receivable is not recorded, and other than

loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

"Loans overdue for three months or more" amount to ¥5,999 million.

In addition, loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

"Restructured loans" amount to ¥3,034 million.

In addition, "Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

16. Accumulated depreciation of property and equipment is ¥92,147 million.
17. Assets in the separate accounts amount to ¥40,885 million. In addition, the respective amount of liabilities is also ¥40,885 million.
18. Earnings per share amounts to ¥4,802.16 for the reporting 6-month period.
19. The Company's net assets pursuant to Item 3 of Article 124 of the Enforcement Regulations to the Commercial Code amount to ¥89,556 million.
20. Receivables from and payables to subsidiaries are ¥292 million and ¥217 million, respectively.
21. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.
22. Changes in reserves for policyholder dividends are as follows.

    Balance of reserves for employee dividends at end of previous year: ¥67,293 million

    Transfer from allowance for policyholder dividends in previous year: ¥11,267 million

    Payment of policyholder dividends: ¥8,409 million

    Interest received: ¥130 million

    Provision for policyholder dividends: ¥6,621 million

    Balance at end of reporting 6-month period: ¥76,903 million
23. Surplus money generated by company reorganization as a corporation, as stipulated in Article 62 of the Insurance Business Law, amounts to ¥63,158 million.
24. Assets pledged as collateral amount to ¥123,487 million.
25. The total loan commitments and the unexecuted loan balance amount to ¥1,620 million and ¥1,260 million, respectively.
26. Subordinated borrowings are borrowings with conditions that specify subordinated obligations.
27. The amount of foreign currency-denominated assets is ¥955, 626 million (for major foreign currencies: US$3,682 million, Euro2,734 million, and UKP 170 million).

    The amount of foreign currency-denominated liabilities is ¥605 million (the principal amount consists

of US$5 million).

28. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥2,574 million as of September 30, 2003.

    In addition, the contributions in question are charged to income as an operating expense for the reporting period.

29. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥12,026 million. The contributions in question are charged to income as an operating expense for the reporting period.

30. Stocks of subsidiaries amount to ¥3,211 million

31. The total amounts of deferred tax assets and deferred tax liabilities are ¥73,854 million and ¥43,318 million, respectively.

    The major components of deferred tax assets are "Policy Reserves" of ¥44,778 million, "Reserve for Employees' Retirement Benefits" of ¥9,864 million and "Carryforward of taxable losses" of ¥15,325 million. In addition, the major component of deferred tax liabilities is "Net unrealized gains on securities" of ¥42,390 million.

    The statutory tax rate for the reporting period ended September 30, 2003 is 36.1%, and the difference between the statutory tax rate and the effective tax rate of 43.9% is predominantly due to tax credits at the rate of 3.6%.

Taiyo Life Insurance Company

6-month period ended September 30, 2003

	(Millions of Yen)
Ordinary revenues	623,690
Income from insurance premiums	413,674
Insurance premiums	413,614
Ceded reinsurance commissions	59
Investment income	142,394
Interest, dividends and income from real estate for rent	74,450
Interest income from deposits	0
Interest income and dividends from securities	41,866
Interest income from loans	28,722
Interest from real estate for rent	3,662
Other income from interest and dividends	198
Gains from monetary trusts, net	776
Gains on sale of securities	46,238
Gains on derivatives, net	11,226
Other investment income	6,293
Gains on separate accounts, net	3,409
Other ordinary income	67,622
Income related to withheld insurance claims and other payments for future annuity payments	200
Income due to withheld insurance payments	13,247
Reversal of reserve for outstanding claims	417
Reversal of policy reserve	52,404
Other ordinary income	1,351
Ordinary expenses	603,791
Insurance claims and other payments	473,530
Insurance claims	256,156
Annuity payments	48,863
Insurance benefits	57,395
Surrender payments	79,876
Other payments	31,152
Reinsurance premiums	85
Provision for policy and other reserves	130
Interest on dividend reserves for policyholders	130
Investment expenses	66,559
Interest expense	1,089
Losses on sale of securities	37,142
Devaluation losses on securities	44
Foreign exchange losses, net	24,385
Write-off of loans	4
Depreciation of real estate for rent	1,754
Other investment expenses	2,137
Operating expenses	43,403
Other ordinary expenses	20,167
Payments related to withheld insurance claims	14,267
Taxes	2,848
Depreciation	2,409
Provision for reserve for employees' retirement benefits	45
Other ordinary expenses	596

Ordinary profit	19,898

	(Millions of Yen)
Extraordinary gains	1,118
Reversal of reserve for possible loan losses	1,056
Other	62
Extraordinary losses	1,549
Losses on sale, disposal and devaluation of property and equipment	405
Provision for reserve for price fluctuations	1,143
Provision for reserve for policyholder dividends	6,621
Income before income taxes	12,847
Income taxes - current	56
- deferred	5,588
Net income	7,203
Unappropriated surplus at beginning of period	25,591
Transfer from land revaluation	1,699
Unappropriated surplus at end of period	34,494

(Notes)

1. Total income and expenses resulting from transactions with subsidiaries are ¥67 million and ¥2,637 million, respectively.
2. Gains on sale of securities consist of ¥18,473 million on government bonds, ¥11,973 million on stocks, and ¥15,789 million on foreign securities.
3. Losses on sale of securities consist of ¥13,273 on government bonds, ¥21,771 million on stocks, etc. and ¥2,098 million on foreign securities.
4. Devaluation losses on securities mainly consist of ¥44 million on stocks.
5. Gains from monetary trusts, net includes valuation gains of ¥196 million.
6. Gains on derivatives, net includes valuation gain of ¥22,530 million.

Taiyo Life Insurance Company

Non-Consolidated Balance Sheet

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	40,633
Cash	2,277
Deposits	38,355
Call loans	127,580
Monetary claims purchased	41,966
Monetary trusts	55,619
Securities	3,664,128
Government bonds	1,181,155
Municipal bonds	402,362
Corporate bonds	853,978
Domestic stocks	400,908
Foreign securities	784,098
Other securities	41,624
Loans	2,229,144
Policy loans	125,561
Commercial loans	2,103,582
Property and equipment	194,058
Land	109,360
Buildings	66,222
Equipment	370
Construction in progress	18,105
Due from reinsurers	24
Other assets	87,449
Accounts receivable	22,816
Prepaid expenses	708
Accrued income	34,538
Deposit for rent	340
Derivatives	9,849
Suspense payments	4,995
Other assets	14,200
Deferred tax assets	78,600
Deferred tax assets on land revaluation	12,129
Reserve for possible loan losses	(3,266)
Total assets	6,528,068

	(Millions of Yen)
LIABILITIES	
Policy reserves	6,219,940
Reserve for outstanding claims	18,399
Policy reserve	6,134,247
Reserve for employee dividends	67,293
Due to reinsurers	25
Other liabilities	147,909
Subordinated borrowings	85,000
Accounts payable	28,348
Accrued expenses	8,661
Unearned income	558
Deposits received	550
Guarantee deposits	6,757
Derivatives	8,378
Deferred valuation gains on hedge	7,984
Suspense receipt	1,668
Other liabilities	3
Reserve for employees' retirement benefits	29,099
Reserve for directors' and corporate auditors' retirement benefits	443
Allowance for policyholder dividends	11,267
Reserve for price fluctuations	2,132
Total liabilities	6,410,819
EQUITY	
Fund	-
Reserve for redemption of fund	10,000
Reserve for revaluation	13
Surplus	127,159
Legal reserve for future losses	311
Appropriated retained earnings	96,335
Capital amortization reserve	21,000
Reserve for even dividend distribution	74,514
Real estate devaluation reserve	683
General reserve	137
Unappropriated retained earnings	30,512
[of which, net income	4,825]
Land revaluation	(21,470)
Net unrealized gains on securities	1,547
Total equity	117,249
Total liabilities and equity	6,528,068

(Notes)

1. Valuation of securities (including "Cash and deposits" and "Monetary claims purchased" equivalent to securities, and securities managed as money held in trust) is as follows: Trading securities are marked to market (cost of sales is calculated by the moving average method), and held-to-maturity notes/bonds are amortized in equal installments determined by the moving average method. Notes/bonds to offset underwriting reserves are also amortized in equal installments determined by the moving average method in accordance with the "Provisional recommendations on accounting and auditing procedures for 'Notes/bonds to offset underwriting reserves" of the Insurance Business' (JICPA Industry Audit Committee Report No. 21). Stock of subsidiaries and affiliates (shares issued by 1) subsidiaries as defined in Clause 12 of Article 2 in the Insurance Business Law, 2) affiliates other than subsidiaries as defined in Clause 2 of Article 2-3 in the Ordinance to enforce the Insurance Business Law, and 3) related corporations) are carried at cost. Stocks included in marketable other securities and foreign stocks included in foreign securities are marked to the average market price during the month of March with the cost determined by the moving average method, otherwise – mark to market at the end of March (cost of sales is calculated by the moving average method). Included in the category of "Other securities" corporate/ government bonds (including foreign-issued bonds) with no market value and premium difference treated as interest adjustment are amortized in equal installments determined by the moving average method. All securities other than the above are carried at cost as determined by the moving average method.

   In addition, all unrealized valuation gains and losses on other securities are accounted for in the Shareholders' Equity section of Balance Sheet.

2. Derivative transactions are marked to market.

3. The land for operating purposes is revalued pursuant to Law on Land Revaluation (Law No. 34, promulgated on March 31, 1998), with the respective amount of tax increase/decrease accounted for as "Deferred tax assets on land revaluation" in the Assets section, and the remaining balance of revaluation amount being accounted for as "Land revaluation" in the Shareholders' Equity section of the Balance Sheet.

   - Revaluation date: March 31, 2002
   - Revaluation method as specified in Clause 3, Article 3 of the above Law:

     The revaluation was conducted upon reasonable consideration of the public announcement price of a standardized land lot as defined in Item 1, Article 2 of the "Ordinance to enforce the Law on Land Revaluation" (Government Ordinance No. 119, promulgated on March 31, 1998), the standard price for a basic land lot as defined in Clause 2 of the same Article, as well as real estate assessor's valuation as defined in Clause 5 of the same Article.
   - For the revalued land as defined in Article 10 of the same Law, difference between the total market value and the adjusted book value at the end of the period was ¥5,850 million.

4. Depreciation of buildings (excluding those acquired on and after April 1, 1998) and equipment is

accounted for by the declining-balance method. Depreciation of buildings acquired on and after April 1, 1998 is calculated by the straight-line method.

5. Foreign currency-denominated assets and liabilities (excluding "Stock of subsidiaries and affiliates" and "Other securities") are translated into Japanese yen at the spot foreign exchange rate prevailing at the date of closing. In addition, "Stock of subsidiaries and affiliates" is translated into Japanese yen at the foreign exchange rate prevailing at the respective dates of stock acquisition; "Other securities" is translated into Japanese yen at the average foreign exchange rate in March.

6. To provide for possible bad debts, a reserve for possible loan losses is established in accordance with the Company's own assessment guidelines and the write-off allowance standards.

   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).

   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.

   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.

   In addition, with respect to obligations by bankrupt companies and past due loans secured by collateral or guarantees, the Company writes off the portion of such loans which collateral or guarantees cannot cover, and charges such amounts to the reserve for loan losses. Such write-offs amounted to ¥1,122 million in the current period.

7. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued at year-end in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits", June 16, 1998).

   The Company changed its method of accounting for actuarial differences – instead of booking the full amount of difference in the next period, it is now accounted for in the current period. As a result of this accounting change, the actuarial differences and the retirement benefit costs both increased by ¥3,700 million in the current year. And the provision for reserve for employees' retirement benefits increased by ¥3,700 million, and ordinary income, as well as income before income taxes, each decreased by ¥3,700 million, in comparison to the average year's change.

8. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002)/ Article 59-1 of the Insurance Business Law. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount at the year-end in accordance with the relevant by-laws.
9. The allowance for policyholder dividends is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002)/ Article 59-1 of the Insurance Business Law. After the Company's becoming a joint stock corporation, the necessary amount was recorded to provide for dividends to policyholders.
   Policyholder dividends are treated as an appropriation of surplus for a mutual company, but are recorded as an expense for a joint stock corporation.
   Since the Company changed its organizational form from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends as the allowance for policyholder dividends payable after its conversion to a joint stock corporation. Such allowance for policyholder dividends will be absorbed (together with the reserve for employee dividends) into the reserve for policyholder dividends from April 1, 2003.
10. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
11. Pursuant to the requirements of the "Recommendations on establishing the accounting standard for financial instruments" (Business Accounting Council, January 22, 1999), the Company applies special accounting treatment to deferred hedges and interest rate swaps in order to protect against cash flow fluctuations on loans, and uses market-value hedging to protect against risk of exchange rate fluctuations for foreign currency-denominated bonds.
    In addition, the effectiveness of a hedge is primarily evaluated by ratio analyses based on comparisons of cash flow changes for the hedged instruments and measures.
12. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
13. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods.
    (1) A method set by the Ministry of the Financial Services Agency (Notice No. 48, Ministry of Finance,1996) for policies to which standard policy reserve is applicable
    (2) The net level premium method for policies to which standard policy reserve is not applicable
14. Depreciation of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life.
15. As a result of the revision of attachment forms of the Insurance Business Law Enforcement

Regulation in accordance with the "Cabinet Order for the Partial Revision of the Insurance Business Law Enforcement Regulation" (Cabinet Order No. 53, April 24, 2003), the related presentation method was changed as follows.

(1) The "Equity" section was classified into "Subscribed Capital," "Capital Reserve" and "Surplus" in the previous year, but are presented as "Fund," "Reserve for Redemption of Fund," "Reserve for Revaluation" and "Surplus" in the current year.

(2) "Land Revaluation," which was classified as "Revaluation Difference" in the previous year, is presented as such in the current year.

(3) "Net Unrealized Gains on Securities," which was classified as "Valuation Difference" in the previous year, is presented as such in the current year.

16. "Obligations by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥11,157 million in total, and are detailed as follows.

Obligations by bankrupt companies and past due loans are ¥313 million and ¥1,423 million, respectively.

¥944 million and ¥110 million were directly deducted from "Obligations by bankrupt companies" and "Past due loans," respectively, as uncollectible amounts.

In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded") due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.

In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

"Loans overdue for three months or more" amount to ¥5,709 million.

In addition, loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

"Restructured loans" amount to ¥3,710 million.

In addition, "Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

17. Accumulated depreciation of property and equipment is ¥92,110 million.

18. Assets in the separate accounts amount to ¥53,100 million. In addition, the respective amount of

liabilities is also ¥53,100 million.

19. Net assets pursuant to Item 6, Clause 2 of Article 55 of the Insurance Business Law amount to ¥415 million.
20. Receivables from and payables to subsidiaries are ¥689 million and ¥173 million, respectively.
21. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.
22. Changes in reserves for employee dividends are as follows.

    Balance at beginning of year: ¥74,036 million

    Transfer to reserves from surplus in previous year: ¥10,855 million

    Payment of employee dividends: ¥18,162 million

    Interest received: ¥564 million

    Balance at end of year: ¥67,293 million
23. Collateralized assets amount to ¥126,143 million.
24. Amortization of paid-in capital amounts to ¥24,000 million, of which ¥3,000 million is transferred to capital amortization reserve in accordance with Article 56 of the Insurance Business Law. The balance of ¥21,000 million is entirely written off in accordance with Article 88 of the Insurance Business Law as a result of the organizational change from a mutual company to a joint stock corporation.
25. The total loan commitments and the unexecuted loan balance each amount to ¥11,862 million.
26. Subordinated borrowings are borrowings with conditions that specify subordinated obligations.
27. The amount of foreign currency-denominated assets is ¥783,562 million (for major foreign currencies: US$3,536 million, Euro2,526 million, and UKP206 million).

    The amount of foreign currency-denominated liabilities is ¥27,276 million (the principal amount consists of US$226 million).
28. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥2,908 million as of March 31, 2003.

    In addition, the contributions are charged to income as an operating expense when paid.
29. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥12,440 million (inclusive of the amount applicable to the life insurance industry under the fund support program for the protection of life insurance policyholders in accordance with the "Revised Insurance Business Law" [2003 Law No. 39]).

    In addition, the contributions are also charged to income as an operating expense when paid.
30. Matters concerning retirement benefit obligation are as follows.

    (1) Retirement benefit obligation and its components

    1) Retirement benefit obligation: ¥(37,510) million

2) Pension assets: ¥8,410 million

3) Reserve for employees' retirement benefits: ¥29,099 million

4) Unfunded retirement benefit obligations (1)+(2)+(3) : –

(2) Calculation basis for retirement benefit obligations, etc.

1) Periodic allocation method for estimated retirement benefits: Fixed periodic amount

2) Discount rate: 2.5%

3) Expected return on pension assets: 3.5%

4) Accounting for actuarial computation differences: Expensed in full

5) Amortizable years for past service costs: –

31. Stocks of subsidiaries amount to ¥1,820 million

32. The total amounts of deferred tax assets and deferred tax liabilities are ¥81,098 million and ¥2,497 million, respectively.

The components of deferred tax assets by major classification are "Policy Reserves" of ¥47,177 million, "Reserve for Employees' Retirement Benefits" of ¥9,603 million and "Carryforward of taxable losses" of ¥20,722 million. In addition, the components of deferred tax liabilities by major classification are "Dividends Receivable" of ¥1,235 million and "Unrealized gain on valuation of available-for-sale securities" of ¥874 million.

The statutory tax rate for the fiscal year ended March 31, 2003 is 36.1%, and the difference between the statutory tax rate and the effective tax rate of 43.9% is predominantly due to tax credits at the rate of 9.1%.

Matters related to components of the Company's shareholders' equity after corporate reorganization

As the Company was categorized as a mutual company as of the previous term-end, components of equity used for Balance Sheets substantially differed from those for corporations. Consequently, we will make a comparison of the equity section for the previous term and its counterpart for the reporting term for the convenience of readers.

In accordance with the plan for corporate reorganization pursuant to Article 86 of the Insurance Business Law, the shareholders' equity section of the Balance Sheets (as of April 1, 2003 – the date of corporate reorganization) was rearranged in the following manner.

As of March 31, 2003

	(Millions of Yen)
EQUITY	
Reserve for redemption of fund	10,000
Reserve for revaluation	13
Surplus	127,159
Legal reserve for future losses	311
Appropriated retained earnings	96,335
Capital amortization reserve	21,000
Reserve for even dividend distribution	74,514
Real estate devaluation reserve	683
General reserve	137
Unappropriated retained earnings	30,512
Land revaluation	(21,470)
Net unrealized gains on securities	1,547
Total equity	117,249

As of April 1, 2003, the date of reorganization

	(Millions of Yen)
SHAREHOLDERS' EQUITY	
Common stock	37,500
Capital surplus	37,500
Portion appropriated as statutory reserve	37,500
Retained earnings	61,296
Voluntary reserve	683
Reserve for accelerated depreciation of real estate	683
Unappropriated retained earnings at previous term-end	60,612
Land revaluation	(21,470)
Net unrealized gains on securities	1,547
Total shareholders' equity	116,373

(Note)

Total shareholders' equity as of April 1, 2003 is equivalent to the amount of total equity as of March 31, 2003 after deduction of ¥875 million of payments pursuant to Article 12 of the Enforcement Order for the Insurance Business Law. The said payments were reclassified as accounts payable at the time of

corporate reorganization and consequently paid.

Taiyo Life Insurance Company

Non-Consolidated Statement of Income

Year ended March 31, 2003

	(Millions of Yen)
Ordinary revenues	1,385,248
Income from insurance premiums	887,942
Insurance premiums	887,784
Ceded reinsurance commissions	157
Investment income	229,367
Interest, dividends and income from real estate for rent	150,239
Interest income from deposits	4
Interest income and dividends from securities	79,550
Interest income from loans	64,396
Interest from real estate for rent	5,863
Other income from interest and dividends	424
Gains from monetary trusts, net	3,554
Gain on sale of securities	70,287
Other investment income	5,286
Other ordinary income	267,938
Income related to withheld insurance claims and other payments for future annuity payments	568
Income due to withheld insurance payments	37,272
Reversal of reserve for outstanding claims	4,058
Reversal of policy reserve	224,601
Other ordinary income	1,438
Ordinary expenses	1,362,192
Insurance claims and other payments	1,138,322
Insurance claims	718,110
Annuity payments	87,121
Insurance benefits	121,707
Surrender payments	174,597
Other payments	36,673
Reinsurance premiums	111
Provision for policy and other reserves	564
Interest on dividend reserves for employees	564
Investment expenses	93,632
Interest expense	2,175
Losses on sale of securities	42,100
Devaluation losses on securities	24,930
Losses from derivatives, net	630
Foreign exchange losses, net	8,235
Write-off of loans	205
Depreciation of real estate for rent	2,373
Other investment expenses	3,874
Losses on separate accounts, net	9,106
Operating expenses	86,143
Other ordinary expenses	43,529
Payments related to withheld insurance claims	26,942
Taxes	5,917
Depreciation	4,366
Provision for reserve for employees' retirement benefits	4,080
Other ordinary expenses	2,223
Ordinary profit	23,055
Extraordinary gains	55,294
Gains on sale of property and equipment	2
Reversal of reserve for price fluctuations	52,779
Reversal of reserve for possible loan losses	2,436
Other	77
Extraordinary losses	69,744
Losses on sale, disposal and devaluation of property and equipment	797
Impairment losses of trust securities	57,664
Provision for allowance for policyholder dividends	11,267
Social service contribution	14
Income before income taxes	8,605
Income taxes	101

Adjustment for tax effects	3,678
Net income	4,825
Unappropriated surplus at beginning of year	25,366
Reversal of land revaluation	306
Reversal of social service contribution	14
Unappropriated surplus at end of year	30,512

(Notes)

1. Total income and expenses resulting from transactions with subsidiaries are ¥87 million and ¥4,738 million, respectively.

2. Gains on sale of securities comprise those for bonds at ¥39,419 million, including government bonds, stocks, etc. at ¥12,188 million, and foreign securities at ¥18,616 million.

3. Losses on sale of securities comprise those for bonds at ¥1,609 million, including government bonds, stocks, etc. at ¥28,411 million, and foreign securities at ¥12,052 million.

4. Valuation losses on securities comprise those for stocks at ¥23,867 million.

5. Gains from monetary trusts include valuation gains of ¥1,633 million.

6. Losses on derivative transactions include valuation losses of ¥3,404 million.

7. The total amount of retirement benefit cost is ¥6,276 million, which comprises the following items:

(1) Service costs: ¥1,618 million

(2) Interest costs: ¥1,020 million

(3) Expected return on pension assets: ¥(305) million

(4) Actuarial computation differences charged to expenses: ¥3,944 million

(5) Past service obligation expensed: –

Daido Life Insurance Company

Balance Sheet for First-Half Period

As of September 30, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	294,831
Cash	88
Deposits	294,743
Call loans	70,000
Monetary claims purchased	59,998
Monetary trusts	183,025
Securities	4,006,834
Government bonds	321,025
Municipal bonds	1,162,162
Corporate bonds	1,149,344
Domestic stocks	330,918
Foreign securities	746,849
Other securities	296,533
Loans	1,165,163
Policy loans	79,093
Commercial loans	1,086,070
Property and equipment	168,868
Land	96,338
Buildings	71,114
Equipment	1,195
Construction in process	218
Due from agency	5,395
Due from reinsurers	1,093
Other assets	59,837
Accounts receivable	7,726
Prepaid expenses	5,183
Accrued income	24,254
Deposits for rent	3,876
Derivatives	3,676
Suspense payments	8,138
Other assets	6,981
Deferred tax assets	41,112
Reserve for possible loan losses	(4,492)
Total assets	6,051,668

	(Millions of Yen)
LIABILITIES	
Policy reserves	5,567,157
Reserve for outstanding claims	42,422
Policy reserve	5,386,197
Reserve for policyholder dividends	138,536
Due to agency	0
Due to reinsurers	574
Other liabilities	158,242
Cash collateral received under security lending contracts	83,627
Accrued income taxes	14,997
Accounts payable	3,604
Accrued expenses	7,760
Unearned income	4,603
Deposits received	448
Guarantee deposits	5,657
Margin for futures contracts	54
Derivatives	3,942
Suspense receipt	3,546
Other liabilities	30,000
Reserve for employees' retirement benefits	62,757
Reserve for losses on sale of loans	64
Reserve for price fluctuations	30,005
Total liabilities	5,818,801
EQUITY	
Common stock	75,000
Capital surplus	54
Legal capital surplus	54
Appropriated retained earnings	77,553
Legal reserve	1,941
Appropriated retained earnings	40,951
Reserve for retirement profits	1,173
Reserve for tax deferment on real estate	1,559
Reserve for 100th anniversary project	218
Other reserves	38,000
Unappropriated retained earnings	34,660
[of which, net income	28,861]
Net unrealized gains on securities	80,260
Total equity	232,867
Total liabilities and equity	6,051,668

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Basis and method of valuation of securities (including assets similar to securities included in "Cash and deposits" and 'Monetary claims purchased", and securities acquired as trust assets held in trust included in "Monetary trusts") are as follows:

(1) Trading securities are stated at fair value (cost is determined using the moving average method).

(2) Held-to-maturity bonds are stated at amortized cost using the moving average method (the straight-line method).

(3) Shares of subsidiaries and affiliates (shares issued by subsidiaries prescribed in Paragraph 12 of Article 2 of the Insurance Business Law, subsidiaries prescribed in Paragraph 2 of Article 2-3 of the Insurance Business Law Enforcement Ordinance (excluding the above-mentioned subsidiaries) and affiliates) are stated at cost using the moving average method.

(4) Available-for-sale securities

Securities with readily ascertainable fair values are stated at fair value based on their market prices as of the end of September 2003 (cost is determined using the moving average method).

Bonds (including foreign bonds) without readily ascertainable fair values, of which the difference between purchase price and face value is due to interest rate adjustment, are stated at amortized cost using the moving average method (the straight-line method).

Securities other than those mentioned above are stated at cost using the moving average method.

Unrealized gains or losses on available-for-sale securities are not included in income and expenses, and the net of unrealized gains and losses is separately recorded in the equity section of the balance sheet.

2. Derivative financial instruments are revalued at fair value.

3. Depreciation of property and equipment (excluding buildings acquired on and after April 1, 1998) is computed using the fixed percentage on straight-line method.

Depreciation for buildings (excluding building accessory equipment) acquired on and after April 1, 1998 is computed using the straight-line method.

General estimated useful lives for buildings, building accessory equipment and structures are between six (6) and fifty (50) years, and for equipment are between two (2) and twenty (20) years.

4. Monetary claims and liabilities and securities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rate prevailing as of September 30, 2003.

5. Reserves for possible loan losses are established in order to provide for loan losses in accordance with the Self-Assessment Manual and the Depreciation and Provision Manual.

Regarding loans to borrowers that are the subject of legal proceedings such as bankruptcy or civil rehabilitation ("bankrupt borrowers"), and loans to substantially bankrupt borrowers ("quasi-bankrupt borrowers"), the Company provides reserve amounts equal to the loan balance after the below-mentioned write-offs, less amounts collectible from collateral and guarantees.

For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the Company provides

reserves in amounts determined based on an overall assessment of the borrower's ability to pay after subtracting from the loan balance the amount collectible from collateral and guarantees.

With respect to other loans (loans to normal borrowers and loans for special attention), the Company provides reserves by applying the historical loan-loss ratio calculated based on actual loan losses over a fixed period.

Each loan is subject to asset assessment by the relevant business division in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the audit division, which is independent of the business divisions. The Company provides the above-mentioned reserves based on the results of such assessments.

Regarding loans to bankrupt borrowers and quasi-bankrupt borrowers with collateral or guarantees, the Company makes write-offs in the amount of the loan balances, less the fair value of collateral and amounts collectible from guarantees. The total amount of such write-offs is ¥6,077 million.

6. The reserve for losses on sale of loans is required by Article 43 of the enforcement regulations to the Commercial Code, and such reserve has been established in connection with loans sold to the Cooperative Credit Purchasing Co., Ltd.
7. Regarding reserves for employee retirement benefits, the Company provides the amount required as of September 30, 2003 in accordance with the accounting standard regarding retirement benefits ("the Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) in order to prepare for payments of employee retirement benefits.

   With effect from July 2003 the system of payment of lump-sum retirement benefits was replaced by the defined contribution pension plan system, and the appropriate accounting system changes were made in accordance with Item 1 of the Guidelines to Corporate Accounting Standards.

   The change in the retirement benefits system is estimated to have resulted in an increase in extraordinary income by ¥225 million.
8. The reserve for price fluctuations is computed in accordance with Article 115 of the Insurance Business Law.

   The interim provision to reserves have been made at one-half of the estimated amount required for the full term.
9. Financial leases that do not transfer ownership of the leased properties are accounted for in accordance with the accounting principles for normal lease transactions.
10. Hedge accounting

(1) Hedge accounting methods

Monetary claims denominated in foreign currencies with foreign exchange contracts are accounted for as if the contracted rates were originally applied to the underlying borrowings.

(2) Hedging instruments and hedged items

Foreign exchange contracts are used for term deposits denominated in foreign currencies, and currency swap agreements are used for corporate bonds denominated in foreign currencies.

(3) Hedging policy

The Company uses foreign currency exchange contracts for monetary claims denominated in foreign currencies and fixes the amount in Japanese yen when accrued in order to hedge exposure to changes in foreign exchange rates.

11. Consumption taxes received or paid by the Company are not included in income and expenses, and the net of consumption taxes received and paid is separately recorded on the balance sheet. Non-deductible consumption tax on assets that constitutes deferred consumption tax under the tax law is recognized as a prepaid expense and amortized against income over a five-year period on a straight-line basis. Non-deductible consumption tax on assets other than that constituting deferred consumption tax is recognized as an expense when accrued.

12. Policy reserve is provided under Article 116 of the Insurance Business Law, and reserve for premiums is provided by the following methods:

   Reserve for insurance contracts subject to provision of standard policy reserve is calculated using the methods prescribed by the Commissioner of the Financial Services Agency (Guideline of the Ministry of Finance No. 48, 1996).

   Reserve for insurance contracts not subject to provision of standard policy reserve is calculated by the net level premium method.

13. Depreciation of the software of the Company, which is included in other assets, is amortized using the straight-line method over its estimated useful life (5 years).

14. Among loans of the Company, the sum of "Loans to bankrupt companies", "Past due loans", "Loans overdue for three months or more" and "Restructured loans" is ¥7,185 million. Breakdown thereof is as follows:

   Among loans of the Company, "Loans to bankrupt companies" amount to ¥288 million, and "Past due loans" amount to ¥6,004 million.

   The above-mentioned write-offs regarding estimated uncollectible portions amount to ¥591 million for "Loans to bankrupt companies" and ¥5,485 million for "Past due loans".

   "Loans to bankrupt companies" are loans on which accrued interest is not recognized because collection or repayment of principal or interest is impossible due to significant delay in payment of principal or interest or some other reason (excluding any portion of loans written off) and which meet the requirements prescribed in Items 1 to 5 of Sub-paragraph 3, or Sub-paragraph 4, of Paragraph 1 of Article 96 of the Corporation Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

   "Past due loans" are loans, other than loans categorized as "Loans to bankrupt companies" and loans for which due dates of interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which accrued interest is not recognized as described above.

   Among loans of the Company, "Loans overdue for three months or more" amount to ¥406 million.

   "Loans overdue for three months or more" are loans, other than the loans categorized as "Loans to bankrupt companies" or "Past due loans", for which principal or interest are in arrears for three months or more.

Among loans of the Company, "Restructured loans" amount to ¥485 million.

"Restructured loans" are loans, other than loans categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more", for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

15. The total amount of depreciation on property and equipment is ¥86,866 million.
16. The amount of special account assets is ¥162,690 million. Liabilities related to special accounts are the same amount.
17. Net income per share is ¥19,240.73.
18. Net assets prescribed under Item 3 of Article 124 of the enforcement regulations to the Commercial Code are ¥80,466 million.
19. The total amount of monetary claims against the Company's subsidiaries is ¥35 million. The total amount of monetary liabilities of its subsidiaries is ¥153 million.
20. Changes in the reserve for policyholder dividends are as follows:

Balance at end of previous year	¥137,336 million
Policyholder dividends	¥16,960 million
Increase in interest	¥501 million
Other increase	¥98 million
Provision for reserve for policyholder dividends	¥17,757 million
Balance at end of current year	¥138,536 million

21. Pledged assets amount to ¥30,733 million.
22. Securities lent under lending agreements included in the balance sheet amount to ¥82,941 million.
23. The undisbursed balance of commitment lines amounts to ¥45 million.
24. Assets denominated in foreign currencies are equivalent to ¥558,063 million. (Assets denominated in principal foreign currencies: Euro 2,425,897 thousand, U.S.$1,815,627 thousand)

    Liabilities denominated in foreign currencies are equivalent to ¥76 million. (The principal amount consists of U.S.$683 thousand.)
25. The amount of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with Paragraph 5 of Article 140 of the supplementary provisions of the Enactment Law of Financial System Reform Legislation, was estimated at ¥3,208 million as of September 30, 2003.

    The contribution is charged to income as an operating expense when paid.
26. The amount of the Company's future contribution to the Policyholder Protection Corporation under Article 259 of the Insurance Business Law was estimated at ¥15,465 million as of September 30, 2003.

    The contribution is charged to income as an operating expense when paid.
27. Shares of subsidiaries amount to ¥975 million.

28. Total amounts of deferred tax assets and deferred tax liabilities are ¥93,599 million and ¥52,486 million, respectively.

Significant components of deferred tax assets are as follows:

Policy reserves	¥35,629 million
Reserve for employees' retirement benefits	¥21,740 million
Devaluation losses on securities	¥12,079 million
Reserve for price fluctuations	¥10,834 million
Unrealized losses on securities	¥6,560 million
Reserve for possible loan losses	¥2,876 million

Significant component of deferred tax liabilities is unrealized gains on securities of ¥51,923 million.

29. Organizational change surplus prescribed by Article 92 of the Insurance Business Law amounts to ¥10,836 million.

Daido Life Insurance Company

Statement of Income for First-Half Period

From April 1 to September 30, 2003

	(Millions of Yen)
Ordinary revenues	599,360
Income from insurance premiums	480,795
Insurance premium	480,132
Reinsurance revenues	662
Investment income / gains	103,187
Interest, dividends and income from real estate for rent	61,180
Interest income from deposits	1,459
Interest income and dividends from securities	43,889
Interest income from loans	12,369
Income from real estate for rent	3,394
Other income from interest and dividends	68
Gains on investments in monetary trusts, net	5,025
Gains on sale of securities	22,415
Other investment income	1,267
Gains from separate accounts	13,298
Other ordinary income	15,378
Income related to withheld insurance claims and other payments for future annuity payments	94
Income due to withheld insurance payments	1,024
Reversal of reserve for outstanding claims	5,311
Reversal of policy reserves	8,520
Other ordinary income	427
Ordinary expenses	533,458
Insurance claims and other payments	458,451
Insurance claims	181,412
Annuity payments	13,553
Insurance benefits	114,214
Surrender payments	112,833
Other repayments	35,790
Reinsurance premiums	645
Provision for policy and other reserves	501
Interest portion of reserve for policyholder dividends	501
Investment expenses / losses	13,617
Interest expense	15
Losses on investments in trading securities, net	1,618
Losses on sale of securities	1,068
Devaluation losses on securities	485
Losses from derivatives, net	3,571
Foreign exchange losses, net	1,259
Write-off of loans	1,268
Depreciation of real estate for rent	1,529
Other investment expenses	2,801
Operating expenses	54,217
Other ordinary expenses	6,671
Payments related to withheld insurance claims	866
Taxes	3,372
Depreciation	2,162
Provision for reserve for employees' retirement benefits	123
Other ordinary expenses	145
Ordinary profit	65,901

	(Millions of Yen)
Extraordinary gains	3,121
Gains on sale, disposal and valuation of property and equipment	787
Reversal of reserve for possible loan losses	1,858
Recovery of bad debts previously written-off	251
Reversal of reserve for employees' retirement benefits	225
Extraordinary losses	5,025
Losses on sale, disposal and devaluation of property and equipment	4,235
Provision for reserve for losses on sale of loans	0
Provision for price fluctuation reserve	763
Payments for 100th anniversary project	26
Provision for reserve for policyholder dividends	17,757
Income before income taxes	46,240
Income taxes - current	16,241
- deferred	1,137
Net income	28,861
Unappropriated retained earnings at beginning of year	5,772
Transfer from reserve for 100th anniversary project	26
Unappropriated retained earnings at end of first-half period	34,660

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Income from transactions with the Company's subsidiaries amounts to ¥69 million, and expenses from such transactions amount to ¥1,836 million.
2. Significant components of gains on sale of securities are sales of domestic bonds including government bonds (¥16,041 million), domestic stocks (¥3,708 million) and foreign securities (¥2,665 million).
3. Significant components of losses on sale of securities are sales of domestic bonds including government bonds (¥703 million), domestic stocks (¥238 million) and foreign securities (¥125 million).
4. Significant components of devaluation losses on securities are devaluation of domestic bonds including domestic stocks (¥180 million) and foreign securities (¥241 million).
5. Gains on investments in monetary trusts, net include devaluation losses amounting to ¥5,676 million
6. Significant components of losses on investments in trading securities, net are interest and dividends (¥11 million) and devaluation losses (¥1,768 million).
7. Losses from derivatives, net include ¥255 billion in losses on appraisal.
8. Losses on sale, disposal and devaluation of property and equipment includes losses on appraisal of real estate amounting to ¥4,024 million incurred due to significant declines in the fair value of property and equipment, as to which it was judged that there was no prospect of recovery.

Daido Life Insurance Company

Balance Sheet for Fiscal Year 2002

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	257,353
Cash	162
Deposits	257,191
Callable loans	135,000
Receivables purchased	40,897
Monetary trusts	150,393
Securities	3,949,671
Japanese national government bonds	579,006
Domestic municipal bonds	1,288,250
Domestic c orporate bonds	1,231,436
Domestic stocks	256,791
Foreign securities	397,399
Other securities	196,786
Loans	1,181,658
Policy loans	78,248
Ordinary loans	1,103,410
Property and equipment	175,748
Land	97,711
Buildings	71,281
Movables	1,141
Construction in process	5,614
Due from agency	5,073
Due from reinsurers	1,391
Other assets	56,114
Account receivables	12,434
Prepaid expenses	3,228
Accrued income	22,257
Money on deposit	3,956
Receivables on future transaction	4,986
Derivatives	22
Suspense payments	1,338
Other assets	7,889
Net deferred tax assets	60,721
Reserve for possible loan losses	(6,839)
Total assets	6,007,183

	(Millions of Yen)
LIABILITIES	
Policy reserves	5,579,788
Reserve for outstanding claims	47,734
Policy reserve	5,394,718
Reserve for policyholder dividends	137,336
Due to agency	0
Due to reinsurers	767
Other liabilities	157,626
Security deposits for repo transactions received	96,659
Accounts payable	3,241
Outstanding expenses	8,590
Deferred income	5,166
Deposits received	1,535
Guarantee deposits received	5,707
Derivatives	2,844
Suspense receipts	3,881
Other liabilities	30,000
Reserve for employee retirement benefits	63,812
Reserve for losses on sale of loans	63
Reserve for price fluctuations	29,242
Total liabilities	5,831,301
EQUITY	
Capital stock	75,000
Capital surplus	54
Legal capital surplus	54
Retained earnings	53,249
Legal retained earnings	1,029
Voluntary reserves	34,978
Reserve for retirement profits	1,173
Reserve for tax deferment on real estate	1,559
Reserve for event marking the 100th anniversary of foundation	245
Other reserves	32,000
Unappropriated profit for the current period	17,241
[of which, net income	11,443]
Net unrealized gains on stock, etc.	47,579
Total equity	175,882
Total liabilities and equity	6,007,183

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Basis and method of valuation of securities (including assets similar to securities included in "Cash and deposits" and 'Receivables purchased", and securities acquired as trust assets held in trust included in "Monetary trusts") are as follows:

(1) Trading securities are stated at fair value (cost is determined using the moving average method).

(2) Held-to-maturity bonds are stated at amortized cost using the moving average method (the straight-line method).

(3) Shares of subsidiaries and affiliates (shares issued by subsidiaries prescribed in Paragraph 12 of Article 2 of the Insurance Business Law, subsidiaries prescribed in Paragraph 2 of Article 2-3 of the Insurance Business Law Enforcement Ordinance (excluding the above-mentioned subsidiaries) and affiliates) are stated at cost using the moving average method.

(4) Available-for-sale securities

Securities with readily ascertainable fair values are stated at fair value based on their market prices as of the end of March 2003 (cost is determined using the moving average method).

Bonds (including foreign bonds) without readily ascertainable fair values, of which the difference between purchase price and face value is due to interest rate adjustment, are stated at amortized cost using the moving average method (the straight-line method).

Securities other than those mentioned above are stated at cost using the moving average method.

Unrealized gains or losses on available-for-sale securities are not included in income and expenses, and the net of unrealized gains and losses is separately recorded in the equity section of the balance sheet.

Previously, write-offs were made in respect of available-for-sale domestic stocks and foreign stocks with readily ascertainable fair values, (i) of which the fair value declined by 50% or more compared to acquisition cost, or (ii) of which such decline amounted to 30% or more, but less than 50% and which met certain requirements. Effective commencing in the fiscal year ended March 31, 2003, write-offs have been made in respect of the above-mentioned stocks, of which the rate of decline in the fair value is 30% or higher. As a result, devaluation losses on securities increased ¥18,487 million, and ordinary revenues and income before income taxes decreased by the same amount.

2. Derivative financial instruments are revalued at fair value.

3. Depreciation of property and equipment (excluding buildings acquired on and after April 1, 1998) is computed using the fixed percentage on straight-line method.

Depreciation for buildings (excluding building accessory equipment) acquired on and after April 1, 1998 is computed using the straight-line method.

General estimated useful lives for buildings, building accessory equipment and structures are between six (6) and fifty (50) years, and for equipment are between two (2) and twenty (20) years.

4. Share issuance expenses are charged to income when paid.

5. Monetary claims and liabilities and securities denominated in foreign currencies are translated into

Japanese yen at the foreign exchange rate prevailing as of March 31, 2003.

6. Reserves for possible loan losses are established in order to provide for loan losses in accordance with the Self-Assessment Manual and the Depreciation and Provision Manual.

   Regarding loans to borrowers that are the subject of legal proceedings such as bankruptcy or civil rehabilitation ("bankrupt borrowers"), and loans to substantially bankrupt borrowers ("quasi-bankrupt borrowers"), the Company provides reserve amounts equal to the loan balance after the below-mentioned write-offs, less amounts collectible from collateral and guarantees.

   For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the Company provides reserves in amounts determined based on an overall assessment of the borrower's ability to pay after subtracting from the loan balance the amount collectible from collateral and guarantees.

   With respect to other loans (loans to normal borrowers and loans for special attention), the Company provides reserves by applying the historical loan-loss ratio calculated based on actual loan losses over a fixed period.

   Each loan is subject to asset assessment by the relevant business division in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the audit division, which is independent of the business divisions. The Company provides the above-mentioned reserves based on the results of such assessments.

   Regarding loans to bankrupt borrowers and quasi-bankrupt borrowers with collateral or guarantees, the Company makes write-offs in the amount of the loan balances, less the fair value of collateral and amounts collectible from guarantees. The total amount of such write-offs is ¥5,108 million.

7. The reserve for losses on sale of loans is required by Article 287-2 of the Commercial Code before amendment, and such reserve has been established in connection with loans sold to the Cooperative Credit Purchasing Co., Ltd.

8. Regarding reserves for employee retirement benefits, the Company provides the amount required as of March 31, 2003 in accordance with the accounting standard regarding retirement benefits ("the Accounting Standards for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) in order to prepare for payments of employee retirement benefits.

9. The reserve for price fluctuations is computed in accordance with Article 115 of the Insurance Business Law.

10. Financial leases that do not transfer ownership of the leased properties are accounted for in accordance with the accounting principles for normal lease transactions.

11. Hedge accounting

   (1) Hedge accounting methods

   Monetary claims denominated in foreign currencies with foreign exchange contracts are accounted for as if the contracted rates were originally applied to the underlying borrowings.

   (2) Hedging instruments and hedged items

   Foreign exchange contracts are used for term deposits denominated in foreign currencies, and currency

swap agreements are used for corporate bonds denominated in foreign currencies.

(3) Hedging policy

The Company uses foreign currency exchange contracts for monetary claims denominated in foreign currencies and fixes the amount in Japanese yen when accrued in order to hedge exposure to changes in foreign exchange rates.

12. Consumption taxes received or paid by the Company are not included in income and expenses, and the net of consumption taxes received and paid is separately recorded on the balance sheet. Non-deductible consumption tax on assets that constitutes deferred consumption tax under the tax law is recognized as a prepaid expense and amortized against income over a five-year period on a straight-line basis. Non-deductible consumption tax on assets other than that constituting deferred consumption tax is recognized as an expense when accrued.

13. Policy reserve is provided under Article 116 of the Insurance Business Law, and reserve for premiums is provided by the following methods:

Reserve for insurance contracts subject to provision of standard policy reserve is calculated using the methods prescribed by the Commissioner of the Financial Services Agency (Guideline of the Ministry of Finance No. 48, 1996).

Reserve for insurance contracts not subject to provision of standard policy reserve is calculated by the net level premium method.

14. Depreciation of the software of the Company, which is included in other assets, is amortized using the straight-line method over its estimated useful life (5 years).

15. In accordance with an amendment to the format prescribed by the Insurance Business Law Enforcement Regulation by "the Ordinance of the Cabinet Office to Amend the Insurance Business Law Enforcement Regulation" (Ordinance of the Cabinet Office No. 53, April 24, 2003), the format was changed as follows:

(1) The items entitled "Security deposits for repo transactions" and "Net unrealized gains", which appeared in the balance sheet as of March 31, 2002, were changed to "Security deposits for repo transactions received" and "Net unrealized gains on stock, etc.", respectively, effective commencing in the fiscal year ended March 31, 2003.

(2) The equity section of the balance sheet as of March 31, 2002 was stated in accordance with the format for mutual companies before the above-mentioned amendment. The Company was converted into a joint stock corporation, and, accordingly, effective commencing in the fiscal year ended March 31, 2003, the equity section is stated in accordance with the format for joint stock corporations after the above-mentioned amendment.

16. Among loans of the Company, the sum of "Loans to bankrupt companies", "Past due loans", "Loans overdue for three months or more" and "Restructured loans" is ¥9,818 million. Breakdown thereof is as follows:

Among loans of the Company, "Loans to bankrupt companies" amount to ¥293 million, and "Past due loans" amount to ¥8,405 million.

The above-mentioned write-offs regarding estimated uncollectible portions amount to ¥986 million for "Loans to bankrupt companies" and ¥4,122 million for "Past due loans".

"Loans to bankrupt companies" are loans on which accrued interest is not recognized because collection or repayment of principal or interest is impossible due to significant delay in payment of principal or interest or some other reason (excluding any portion of loans written off) and which meet the requirements prescribed in Items 1 to 5 of Sub-paragraph 3, or Sub-paragraph 4, of Paragraph 1 of Article 96 of the Corporation Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

"Past due loans" are loans, other than loans categorized as "Loans to bankrupt companies" and loans for which due dates of interest payments have been rescheduled for purposes of reconstruction or support of the borrower, on which accrued interest is not recognized as described above.

Among loans of the Company, "Loans overdue for three months or more" amount to ¥234 million.

"Loans overdue for three months or more" are loans, other than the loans categorized as "Loans to bankrupt companies" or "Past due loans", for which principal or interest are in arrears for three months or more.

Among loans of the Company, "Restructured loans" amount to ¥885 million.

"Restructured loans" are loans, other than loans categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more", for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

17. The total amount of depreciation on property and equipment is ¥88,337 million.
18. The amount of special account assets is ¥175,054 million. Liabilities related to special accounts are the same amount.
19. Net income per share is ¥7,590.68.
20. Net assets prescribed under Sub-paragraph 6 of Paragraph 1 of Article 290 of the Commercial Code before amendment are ¥43,655 million.
21. The total amount of monetary claims against the Company's subsidiaries is ¥36 million. The total amount of monetary liabilities of its subsidiaries is ¥174 million.
22. Changes in the reserve for policyholder dividends are as follows:

Balance at end of previous year	¥113,659 million
Transfer to reserve from allowance for policyholder dividends	¥30,662 million
Policyholder dividends	¥34,868 million
Increase in interest	¥1,149 million
Other increase	¥164 million
Provision for reserve for policyholder dividends	¥26,569 million
Balance at end of current year	¥137,336 million

23. Pledged assets amount to ¥34,852 million.

24. Securities lent under lending agreements included in the balance sheet amount to ¥96,491 million.

25. The undisbursed balance of commitment lines amounts to ¥1,080 million.

26. Assets denominated in foreign currencies are equivalent to ¥238,491 million. (Assets denominated in principal foreign currencies: U.S.$1,101,206 thousand, Euro 649,182 thousand)

Liabilities denominated in foreign currencies are equivalent to ¥76 million. (The principal amount consists of U.S.$894 thousand.)

27. The amount of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with Paragraph 5 of Article 140 of the supplementary provisions of the Enactment Law of Financial System Reform Legislation, was estimated at ¥3,624 million as of March 31, 2003.

The contribution is charged to income as an operating expense when paid.

28. The amount of the Company's future contribution to the Policyholder Protection Corporation under Article 259 of the Insurance Business Law was estimated at ¥15,996 million as of March 31, 2003 (this reflects the amount for which life insurance companies are responsible in accordance with the financial support system that was implemented under the Amendment of the Insurance Business Law [Law No. 39, 2003]).

The contribution is charged to income as an operating expense when paid.

29. Reserve for Employee Retirement Benefits

(1) Retirement benefit obligations and their reconciliation

a. Retirement benefit obligations	¥(69,481) million
b. Pension assets	¥5,668 million
c. Reserve for employee retirement benefits	¥63,812 million
Uncovered retirement benefit obligations (a + b + c)	—

(2) Assumptions used in accounting for retirement benefit obligations

Method for periodic allocation

of estimated amount of retirement benefits: Straight-line method

Discount rate: 2.3%

Expected rate of return on assets: 1.75%

Actuarial net gain and loss is charged or credited to income when accrued.

30. Shares of subsidiaries amount to ¥975 million.

31. Total amounts of deferred tax assets and deferred tax liabilities are ¥97,311 million and ¥36,590 million, respectively.

Significant components of deferred tax assets are as follows:

Policy reserves	¥35,317 million
Reserve for employee retirement benefits	¥21,430 million
Devaluation losses on securities	¥14,234 million

Reserve for price fluctuations	¥10,559 million
Unrealized losses on stock, etc.	¥9,136 million
Reserve for possible loan losses	¥3,147 million

Significant component of deferred tax liabilities is unrealized gains on stock, etc. of ¥36,027 million.

32. Normal statutory tax rate for the fiscal year ended March 31, 2003 is 36.11%. The main reason for the difference between such normal statutory tax rate and the effective tax rate after application of deferred tax accounting is non-deductible expenses such as entertainment expenses (6.91%).

33. Organizational change surplus prescribed by Article 92 of the Insurance Business Law amounts to ¥10,836 million.

Daido Life Insurance Company

Statement of Income for Fiscal Year 2002

From April 1 to March 31, 2003

	(Millions of Yen)
Ordinary revenues	1,182,176
Income from insurance premiums	989,420
Income from insurance premium	988,327
Income from reinsurance	1,093
Investment income	189,901
Interest, dividends and income from real estate for rent	133,150
Interest from deposits	1,646
Interest and dividends from securities	98,596
Interest from loans	25,711
Rentals	7,090
Other income from interest and dividends	104
Gains on sale of securities	32,676
Income from derivatives	21,111
Other investment income	2,961
Other ordinary income	2,854
Account received for annuity payment	210
Account received for withheld insurance payments	2,025
Reversal of reserve for outstanding claims	71
Other ordinary income	546
Ordinary expenses	1,136,149
Insurance claims and other payments	861,908
Insurance claims	295,889
Annuity insurance benifits	27,104
Insurance benefits	254,314
Policy surrender payments	215,896
Other repayments	67,349
Reinsurance premiums	1,354
Provision for policy and other reserves	13,873
Provision for policy reserve	12,724
Interest portion of reserve for policyholder dividends	1,149
Investment expenses	134,326
Interest expense	37
Losses from monetary trusts	11,748
Losses on investments in trading securities, net	3,018
Losses on sale of securities	19,657
Devaluation losses on securities	58,713
Foreign exchange losses, net	1,462
Write-off of loans	69
Depreciation of real estate for rent	3,069
Other investment expenses	8,034
Losses from separate accounts, net	28,512
Operating expenses	109,212
Other ordinary expenses	16,828
Payments of withheld insurance claims	2,096
Tax	6,900
Depreciation expense	4,950
Provision for reserve for retirement benefits	2,377
Other ordinary expenses	503
Ordinary profit	46,027

	(Millions of Yen)
Extraordinary gains	6,220
Gains on sale of property, equipment and loans	909
Reversal of reserve for possible loan losses	3,129
Recovery of bad debts previously written-off	2,181
Extraordinary losses	5,313
Losses on sale, disposal and devaluation of property and equipment	3,857
Provision for reserve for losses on sale of loans	0
Provision for price fluctuation reserve	1,199
Expense for event marking the 100th anniversary of foundation	254
Provision for reserve for policyholder dividend	26,569
Income before income taxes	20,364
Income taxes	4,060
Cumulative effect of prior years' deferred income taxes	4,861
Net income	11,443
Balance at beginning of year	5,520
Reversal of reserve for retirement profits	23
Reversal of reserve for event marking the 100th anniversary of foundation	254
Unappropriated profit	17,241

(Amounts indicated above are rounded down to the nearest ¥1 million.)

(Notes)

1. Income from transactions with the Company's subsidiaries amounts to ¥3,668 million, and expenses from such transactions amount to ¥2,109 million.
2. Significant components of gains on sale of securities are sales of domestic bonds including government bonds (¥5,625 million), domestic stocks (¥5,027 million) and foreign securities (¥22,023 million).
3. Significant components of losses on sale of securities are sales of domestic bonds including government bonds (¥890 million), domestic stocks (¥13,884 million) and foreign securities (¥4,883 million).
4. Significant components of devaluation losses on securities are devaluation of domestic bonds including government bonds (¥174 million), domestic stocks (¥50,532 million) and foreign securities (¥8,006 million).
5. Income from derivatives includes devaluation losses amounting to ¥318 million.
6. Losses from monetary trusts include devaluation losses amounting to ¥3,919 million.
7. Significant components of losses on investments in trading securities, net are interest and dividends (¥949 million) and devaluation losses (¥4,065 million).
8. Losses on sale, disposal and devaluation of property and equipment includes losses on sale of real estate amounting to ¥664 million, and devaluation losses amounting to ¥3,002 million incurred due to significant declines in the fair value of property and equipment as to which it was judged that there was no prospect of recovery.

9. Employee retirement benefit cost amounts to ¥6,723 million. The components thereof are as follows:

Service cost	¥3,194 million
Interest cost	¥1,669 million
Expected return on assets	¥(93) million
Amortisation of unrecognised net loss	¥1,953 million

T&D Financial Life Insurance Company

Non-Consolidated Interim Balance Sheet

As of September 30, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	51,271
Cash	29
Deposits	51,242
Monetary claims purchased	171
Monetary trusts	5,168
Securities	530,253
Government bonds	236,980
Corporate bonds	23,539
Domestic stocks	6,333
Foreign securities	61,520
Other securities	201,879
Loans	45,510
Policy loans	19,641
Commercial loans	25,868
Property and equipment	2,210
Land	1,235
Buildings	912
Equipment	62
Due from agency	0
Due from reinsurers	3,401
Other assets	23,014
Accounts receivable	2,645
Prepaid expenses	86
Accrued income	1,266
Deposit for rent	904
Suspense payments	88
Goodwill	16,250
Other assets	1,772
Reserve for possible loan losses	(1,245)
Total assets	659,755

	(Millions of Yen)
LIABILITIES	
Policy reserves	618,981
Reserve for outstanding claims	13,595
Policy reserve	600,665
Reserve for policyholder dividends	4,720
Due to agency	877
Due to reinsurers	20
Other liabilities	5,809
Income taxes payable	36
Accounts payable	3,658
Accrued expenses	1,190
Unearned income	8
Deposits received	262
Guarantee deposits	0
Suspense receipt	652
Reserve for employees' retirement benefits	11,554
Reserve for directors' and corporate auditors' retirement benefits	38
Reserve for price fluctuations	158
Deferred tax liabilities	228
Total liabilities	637,668
SHAREHOLDERS' EQUITY	
Common stock	20,000
Capital surplus	10,000
Portion appropriated as statutory reserve	10,000
Retained earnings	(8,317)
Undisposed deficit	8,317
[of which, net loss	2,208]
Net unrealized gains on securities	404
Total shareholders' equity	22,086
Total liabilities and shareholders' equity	659,755

(Notes)

1. Valuation of securities (including items of similar nature to securities classified as "Cash and deposits" and "Monetary claims purchased," and securities managed as money held in trust) is as follows: Trading securities are stated as determined by the mark-to-market method (cost of sales is calculated by the moving average method), and held-to-maturity securities are stated at evenly amortized cost using the moving-average method. For available-for-sale securities with market quotations, the mark-to-market method is applied (the cost of sales is calculated by the moving-average method) based on the market price at the close of the final trading day in September 2003, while for those without market quotations, discount bonds are stated at evenly amortized cost and other securities mentioned above are stated at cost using the moving-average method. Unrealized gains/losses on available-for-sale securities are directly charged to shareholders' equity.
2. Regarding depreciation of property and equipment, buildings are depreciated by the straight-line method, while the declining balance method is applied to property other than buildings.
3. Foreign currency-denominated assets are translated into Japanese yen at the spot foreign exchange rate prevailing at the final trading date in September 2003.
4. A reserve for possible loan losses is established in accordance with the Company's own asset assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
5. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued as of September 30, 2003 in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits," June 16, 1998).
6. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount as of September 30, 2003 in accordance with the relevant

internal regulations. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 43 of Enforcement Regulations for the Japanese Commercial Code.

7. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
   Provision was made for the reporting 6-month period at half of the amounts deemed necessary for the full term.
8. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
9. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods. In accordance with Item 4, Clause 4, Article 69 of the enforcement regulations to the Insurance Business Law, premium reserves are provided in an amount based on premium payment periods using Zilmer method for contracts with renegotiated terms and conditions and the relevant period, which is determined by the shorter period of either premium payment periods or 5 years for other contracts.
10. Amortization of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life (5 years).
11. During the reporting period, goodwill is amortized using the straight-line method at half of the calculated amounts for the full term over an amortization period of five years at maximum.
12. "Obligation by bankrupt companies", "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥8,905 million in total, and are detailed as follows.
   (1) For the reporting period, all of the said amount of ¥8,905 million was classified as "Past due loans," ¥8,820 million of which fell into the category of loans on covenant. Corresponding collateral for loans on covenant was ¥7,615 million in the form of refund money on cancellation of contracts and provision was made for the remaining portion of ¥1,204 million in the full amount.
   The Company did not write down the loans in the amount deemed uncollectible.
   In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded) due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.
   In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.
   (2) There were no loans in the category of "Loans overdue for three months or more."

Loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

(3) There were no loans in the category of "restructured loans."

"Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

13. Accumulated depreciation of property and equipment is ¥2,734 million.
14. Assets in the separate accounts amount to ¥144,057 million. In addition, the respective amount of liabilities is also ¥144,057 million.
15. Net loss per share for the reporting 6-month period was ¥3,681.35.
16. Net assets in accordance with stipulations in Item 3, Article 124 of the Enforcement Regulations for the Commercial Code amounted to ¥454 million.
17. An amount of shareholders' equity posted under the balance sheet net of net unrealized gains on securities is short of a total sum of common stock and statutory reserves (included in capital surplus or retained earnings) in an amount of ¥8,317 million.
18. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.
19. Changes in reserves for policyholder dividends are as follows:

    Balance at previous term-end: ¥5,732 million

    Payment of policyholder dividends for reporting 6-month term: ¥1,442 million

    Interest received: ¥4 million

    Provision to reserves for policyholder dividends: ¥424 million

    Balance at end of reporting period: ¥4,720 million
20. Assets pledged as collateral amount to ¥3,652 million.
21. The amount of foreign currency-denominated assets is ¥5,655 million (for major foreign currencies: US$43 million, Euro4 million, and UKP1 million).
22. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥498 million as of September 30, 2003.

    In addition, the contributions are charged to income as an operating expense when paid.
23. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥2,377 million as of

September 30, 2003.

The contribution in question is recorded as expenses for the period in which the contribution is made. In addition, the contributions are also charged to income as an operating expense when paid.

24. The total amounts of deferred tax assets and deferred tax liabilities are ¥18,750 million and ¥686 million, respectively. Valuation reserves deducted from deferred tax liabilities amount to ¥18,293 million.

    The major components of deferred tax assets are losses carried forward in the amount of ¥11,017 million, provisions to reserves for employees' retirement benefits in the amount of ¥4,161 million, and amortization of goodwill in the amount of ¥1,174 million. The sole component of deferred tax liabilities is "Net unrealized gains on securities" in the amount of ¥686 million.

25. The statutory tax rate for the period ended September 30, 2003 is 36.15%, and the difference of 34.36% between the statutory tax rate and the effective tax rate of 1.79% is more than attributable to increase in provision to valuation reserves, which accounts for 35.16%.

T&D Financial Life Insurance Company

6-month period ended September 30, 2003

	(Millions of Yen)
Ordinary revenues	107,317
Income from insurance premiums	93,108
Insurance premiums	91,177
Ceded reinsurance commissions	1,930
Investment income	12,954
Interest, dividends and income from real estate for rent	2,097
Interest income from deposits	2
Interest income and dividends from securities	1,646
Interest income from loans	448
Interest from real estate for rent	0
Other income from interest and dividends	0
Gains from monetary trusts, net	5
Gains on sale of securities	684
Gains on redemption of bonds	17
Other investment income	60
Gains on separate accounts, net	10,088
Other ordinary income	1,255
Income related to withheld insurance claims and other payments for future annuity payments	0
Income due to withheld insurance payments	177
Reversal of reserve for outstanding claims	780
Reversal of reserve for employees' retirement benefits	266
Other ordinary income	31
Ordinary expenses	109,210
Insurance claims and other payments	44,429
Insurance claims	15,050
Annuity payments	2,745
Insurance benefits	7,186
Surrender payments	16,177
Other payments	2,839
Reinsurance premiums	430
Provision for policy and other reserves	50,342
Provision for policy reserve	50,338
Interest on dividend reserves for policyholders	4
Investment expenses	252
Interest expense	0
Losses on sale of securities	91
Devaluation losses on securities	5
Foreign exchange losses, net	0
Depreciation of real estate for rent	22
Other investment expenses	131
Operating expenses	9,763
Other ordinary expenses	4,422
Payments related to withheld insurance claims	341
Taxes	645
Depreciation	180
Provision for reserve for directors' and corporate auditors' retirement benefit	5
Amortization of goodwill	3,250
Other ordinary expenses	0

Ordinary profit	1,893

	(Millions of Yen)
Extraordinary gains	373
Gains on disposal of property and equipment	0
Reversal of reserve for possible loan losses	373
Extraordinary losses	225
Losses on disposal of property and equipment	168
Provision for reserve for price fluctuations	57
Provision for reserve for policyholder devidends	424
Loss before income taxes	2,169
Income taxes	38
Net loss	2,208
Accumulated deficit at beginning of period	6,108
Accumulated deficit at end of period	8,317

(Notes)

1. Gains on sale of securities are composed mainly of gains on sales of bonds of ¥208 million, including government bonds, and those on stocks of ¥476 million.
2. Losses on sale of securities are composed mainly of those on sales of foreign securities in the amount of ¥91 million.
3. Devaluation losses on securities are composed mainly of losses on sales of stock holdings in the amount of ¥5 million.

Gains from monetary trusts, net represent figures after adjustment of valuation gains of ¥49 million.

T&D Financial Life Insurance Company

Non-Consolidated Balance Sheet

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	47,933
Cash	26
Deposits	47,906
Monetary claims purchased	170
Monetary trusts	5,263
Securities	478,677
Government bonds	276,953
Corporate bonds	16,753
Domestic stocks	6,883
Foreign securities	49,864
Other securities	128,222
Loans	51,836
Policy loans	20,244
Commercial loans	31,592
Property and equipment	2,245
Land	1,235
Buildings	935
Equipment	74
Due from agency	18
Due from reinsurers	1,876
Other assets	27,250
Accounts receivable	3,321
Prepaid expenses	103
Accrued income	1,390
Deposit for rent	910
Suspense payments	118
Goodwill	19,500
Other assets	1,906
Reserve for possible loan losses	(1,621)
Total assets	613,651

	(Millions of Yen)
LIABILITIES	
Policy reserves	570,436
Reserve for outstanding claims	14,376
Policy reserve	550,327
Reserve for policyholder dividends	5,732
Due to agency	897
Due to reinsurers	17
Other liabilities	5,740
Income taxes payable	71
Accounts payable	3,534
Accrued expenses	1,269
Unearned income	12
Deposits received	239
Guarantee deposits	0
Suspense receipt	652
Reserve for employees' retirement benefits	11,820
Reserve for directors' and corporate auditors' retirement benefits	33
Reserve for price fluctuations	101
Total liabilities	589,304
SHAREHOLDERS' EQUITY	
Common stock	20,000
Capital surplus	10,000
Portion appropriated as statutory reserve	10,000
Retained earnings	(6,108)
Undisposed deficit	6,108
[of which, net loss	6,431]
Net unrealized gains on securities	455
Total shareholders' equity	24,346
Total liabilities and shareholders' equity	613,651

(Notes)

1. Valuation of securities (including items of similar nature to securities classified as "Cash and deposits" and "Monetary claims purchased," and securities managed as money held in trust) is as follows: Trading securities are stated as determined by the mark-to-market method (cost of sales is calculated by the moving average method), and held-to-maturity securities are stated at evenly amortized cost using the moving-average method. For available-for-sale securities with market quotations, the mark-to-market method is applied (the cost of sales is calculated by the moving-average method) based on the market price at the close of the final trading day in March, 2003, while for those without market quotations, discount bonds are stated at evenly amortized cost and other securities mentioned above are stated at cost using the moving-average method. Unrealized gains/losses on available-for-sale securities are directly charged to shareholders' equity.
2. Regarding depreciation of property and equipment, buildings are depreciated by the straight-line method, while the declining balance method is applied to property other than buildings.
3. Foreign currency-denominated assets are translated into Japanese yen at the spot foreign exchange rate prevailing at the Balance Sheet date.
4. A reserve for possible loan losses is established in accordance with the Company's own asset assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
5. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued at year-end in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits," June 16, 1998).
6. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount at the year-end in accordance with the relevant internal

regulations. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002).
Internal regulations on retirement benefits for directors and corporate auditors were newly enacted during the reporting term, and calculations have been made according to these regulations.
Consequently, The ¥22 million in other ordinary expenses for the term has been recognised under "ordinary expenses," and the amount of ¥11 million corresponding to their services for prior years has been registered as extraordinary loss.
As a result, ordinary loss increased by ¥22 million, while loss before income taxes increased by ¥33 million.

7. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
8. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
9. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods. In accordance with Item 4, Clause 4, Article 69 of the enforcement regulations to the Insurance Business Law, premium reserves are provided in an amount based on premium payment periods using Zilmer method for contracts with renegotiated terms and conditions and the relevant period, which is determined by the shorter period of either premium payment periods or 5 years for other contracts.
10. Amortization of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life (5 years).
11. Goodwill is evenly amortized over a period of five years at maximum period.
12. As a result of the revision of attachment forms of the Insurance Business Law Enforcement Regulation in accordance with the "Cabinet Order for the Partial Revision of the Insurance Business Law Enforcement Regulation" (Cabinet Order No. 53, April 24, 2003), the related presentation method was changed as follows.

    (1) The "Equity" section (now, "Shareholders' Equity" section) was previously classified into "Equity" "Capital Reserve" and "Surplus" in the previous year, but is presented as "Common Stock," "Capital Surplus," and "Retainer Earnings" for the reporting period.

    (2) "Net Unrealized Gains on Securities," which was classified as "Valuation Difference" in the previous year, is presented as such in the current year.
13. "Obligation by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥8,959 million in total, and are detailed as follows.

    (1) For the reporting period, all of the said amount of ¥8,959 was classified as "Past due loans," ¥8,844 million of which fell into the category of loans on covenant. Corresponding collateral for loans

on covenant was ¥7,600 million in the form of refund money on cancellation of contracts and provision was made for the remaining portion of ¥1,244 million in the full amount.

The Company did not write down the loans in the amount deemed uncollectible.

In addition, "Obligations by bankrupt companies" represent loans for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded) due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.

In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

(2) There were no loans in the category of "Loans overdue for three months or more."

Loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

(3) There were no loans in the category of "restructured loans."

"Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

14. Accumulated depreciation of property and equipment is ¥2,710 million.

15. Assets in the separate accounts amount to ¥75,479 million. In addition, the respective amount of liabilities is also ¥75,479 million.

16. Net loss per share for the reporting period was ¥15,629.58.

With effect from the reporting period, "Corporate Accounting Standards for Net Income Per Share" (as stipulated in Corporate Accounting Standards, Items 2) and "Guidelines for the Application of Corporate Accounting Standards for Net Income Per Share" (Item 4 of Guidelines for the Application of Corporate Accounting Standards), are being applied by the Company.

This change has no effect on calculation of net income (loss) per share of the Company.

17. Net assets in accordance with stipulations in Item 6, Clause 1, Article 290 of the Commercial Code (prior to revisions in 2002) amounted to ¥455 million.

18. An amount of shareholders' equity posted under the balance sheet net of net unrealized gains on securities is short of a total sum of common stock and statutory reserves (included in capital surplus or retained earnings) in an amount of ¥6,108 million.

19. In addition to equipment recorded on the balance sheets, the Company has leased computers as

essential equipment.

20. Changes in reserves for policyholder dividends are as follows.

    Balance at previous term-end: ¥6,913 million

    Payment of policyholder dividends for reporting term: ¥3,021 million

    Interest received: ¥38 million

    Provision to reserves for policyholder dividends: ¥1,802 million

    Balance at term-end: ¥5,732 million

21. Assets pledged as collateral amount to ¥3,622 million.

22. The amount of foreign currency-denominated assets is ¥4,610 million (for major foreign currencies: US$28 million, Euro7 million, and UKP28 million).

23. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥552 million as of March 31, 2003.

    The contributions are charged to income as an operating expense when paid.

24. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥2,447 million. This figure includes the estimated contribution required for the fund support system under the amendment to the Insurance Business Law enacted on April 25, 2003.

    The contributions are charged to income as an operating expense when paid.

25. Matters concerning retirement benefit obligation are as follows.

    (1) Retirement benefit obligation and its components

    1) Retirement benefit obligation: ¥(11,730) million

    2) Unrecognized actuarial loss: ¥(199) million

    3) Excess amount charged to expenses on employees' prior service obligations: ¥109 million

    4) Reserve for employees' retirement benefits: ¥(11,820) million

    (2) Calculation basis for retirement benefit obligations, etc.

    1) Periodic allocation of estimated retirement benefits: Fixed-amount method

    2) Discount rate: 2.3%

    3) Amortization period for actuarial loss: Posted as expenses for the following business year of recognition in the full amount

    4) Amortization years for employees' prior service obligations: 5 years (which is no longer than the averaged remaining service period of employees) using the straight-line method

26. The total amounts of deferred tax assets and deferred tax liabilities are ¥17,535 million and ¥262 million, respectively. Valuation reserves deducted from deferred tax liabilities amount to ¥17,530 million.

    The major components of deferred tax assets are losses carried forward in the amount of ¥10,154

million, provisions to reserves for employees' retirement benefits in the amount of ¥4,253 million, and amortization of goodwill in the amount of ¥1,174 million.

The sole component of deferred tax liabilities is "Net unrealized gains on securities" in the amount of ¥262 million.

27. The statutory tax rate for the fiscal year ended March 31, 2003 is 36.15%, and the difference of 35.02% between the statutory tax rate and the effective tax rate of 1.13% is predominantly attributable to increase in provision to valuation reserves, which accounts for 33.2%.

Non-Consolidated Statement of Income

Year ended March 31, 2003

	(Millions of Yen)
Ordinary revenues	135,541
Income from insurance premiums	127,405
Insurance premiums	125,529
Ceded reinsurance commissions	1,875
Investment income	5,217
Interest, dividends and income from real estate for rent	4,577
Interest income from deposits	19
Interest income and dividends from securities	3,499
Interest income from loans	1,037
Interest from real estate for rent	15
Other income from interest and dividends	5
Gains on sale of securities	170
Gains on redemption of bonds	24
Other investment income	444
Other ordinary income	2,917
Income related to withheld insurance claims and other payments for future annuity payments	0
Income due to withheld insurance payments	873
Reversal of reserve for outstanding claims	1,279
Reversal of reserve for employees' retirement benefits	716
Other ordinary income	48
Ordinary expenses	140,007
Insurance claims and other payments	95,451
Insurance claims	35,020
Annuity payments	4,839
Insurance benefits	16,923
Surrender payments	31,462
Other payments	7,173
Reinsurance premiums	33
Provision for policy and other reserves	10,117
Provision for policy reserve	10,078
Interest on dividend reserves for policyholders	38
Investment expenses	6,121
Interest expense	126
Losses from monetary trusts, net	1,171
Losses on sale of securities	26
Devaluation losses on securities	8
Provision for reserve for possible loan losses	137
Depreciation of real estate for rent	23
Other investment expenses	295
Losses on separate accounts, net	4,332
Operating expenses	19,500
Other ordinary expenses	8,816
Payments related to withheld insurance claims	914
Taxes	1,163
Depreciation	211
Provision for reserve for directors' and corporate auditors' retirement benefit	22
Amortization of goodwill	6,500
Other ordinary expenses	4

Ordinary profit	4,466

	(Millions of Yen)
Extraordinary gains	72
Gains on disposal of property and equipment	35
Other	37
Extraordinary losses	163
Losses on disposal of property and equipment	59
Provision for reserve for price fluctuations	93
Other	11
Provision for reserve for policyholder dividends	1,802
Loss before income taxes	6,360
Income taxes	71
Net loss	6,431
Unappropriated surplus at beginning of year	323
Undisposed deficit at end of year	6,108

(Notes)

1. Gains on sale of securities are composed mainly of gains on sales of bonds of ¥160 million, including government bonds, and those on stocks of ¥9 million.
2. Losses on sale of securities are composed mainly of those on sales of securities in the amount of ¥25 million.
3. Devaluation losses on securities are composed mainly of losses on sales of securities in the amount of ¥8 million.
4. Losses from monetary trusts, net represent figures after adjustment of valuation gains of ¥450 million.
5. The total amount of retirement benefit cost is ¥402 million, which comprises the following items:
   (a) Service costs: ¥334 million
   (b) Interest costs: ¥283 million
   (c) Excess amount charged to expenses for amortization of actuarial loss: ¥(227) million
   (d) Expenses for Prior service obligations: ¥12 million
6. Other extraordinary gains mainly consist of a ¥23 million gain on collection of claims written-off and ¥14 million reversal of reserve for dividend on group insurance due to non-renewal of contracts.

Item 2: Amendments to Articles of Incorporation

1. Reasons for amendments

As set forth in Item 1, the management of Taiyo Life Insurance Company plans to jointly establish with Daido Life Insurance Company and T&D Financial Life Insurance Company a holding company through the transfer of shares. Assuming that the share transfer is carried out as proposed in Item 1, the three participating insurance companies will thereby become wholly owned subsidiaries of the holding company.

Hitherto, the Company has had a large number of shareholders, and to deal with this situation, Article 8 of the Company's Articles of Incorporation specifies a date of record for the eligibility of shareholders to attend the regular general meeting of shareholders. This regulation has been necessary to allow the Company to determine which persons are entitled to receive invitations to attend the shareholders' meetings. With the establishment of the holding company through the transfer of shares, however, Taiyo Life Insurance Company will have only one shareholder, rendering the provisions of Article 8 unnecessary.

The business of the holding company in question will be the overall direction of the management of the insurance companies under its control, and the performance of ancillary administrative work. The holding company's source of earnings will consist solely of dividends received from its wholly owned subsidiaries as well as fees that it charges for clerical work performed. Consequently, to secure the funds from which profit distribution by the holding company may be made to its own shareholders in the form of dividends for the fiscal 2004 accounting term, Taiyo Life Insurance Company shall pay dividends applicable to the fiscal 2003 accounting term to the holding company.

Moreover, as stated above, once the holding company has become the sole shareholder of Taiyo Life Insurance Company following the share transfer, all term-end and interim dividends paid by the Company will be paid to the said holding company. Consequently, registered pledgees to existing shares of the Company will lose their right to receive dividend payments.

As a result of the foregoing, on the assumption that Item 1 of this agenda is approved, Article 8 of the current Articles of Incorporation will be completely cancelled. The current Article 9 will consequently become Article 8, and all the other articles will be renumbered accordingly. Moreover, the wording of the current Article 31 (Article 30 following the present amendment), Clause 1 shall be amended from "registered shareholders or registered pledgees as of the end of the accounting period in question" to read: "registered shareholders as of the conclusion of the regular general meeting of shareholders." In addition, the words "or registered pledgees" shall be completely deleted from Clause 2 of the same article.

In accordance with the provisions of Item 1 of the agenda, in place of the payment of dividends for the fiscal 2003 accounting period, the holding company shall pay a share transfer distribution to registered shareholders and registered pledgees. The amount of the share transfer distribution to

shareholders and pledgees as of the close of the fiscal 2003 accounting period, on the assumption that the present amendments to the Company's Articles of Incorporation are approved, shall be set, as delineated in Item 1, so as not to cause any financial loss to registered shareholders and registered pledgees at the end of the fiscal 2003 accounting period who would have the right to receive dividends if the Articles of Incorporation were not amended.

2. Details of Proposed Amendments

Existing Article	Proposed Amendment
1. Article 8 (Date of Record) Shareholders entitled to exercise voting rights at the regular general meeting of shareholders, which shall be held for the accounts settlement of each accounting period, are defined as those registered shareholders of the Company (including holders of shares deposited at the Japan Securities Depository Center) for the accounting period. 2. In addition to the date of record for the regular general meeting of shareholders referred to in the preceding clause, ad hoc dates of record for extraordinary general meetings of shareholders may be determined as deemed necessary, by resolution of the Board of Directors, after prior notification of the meetings to registered shareholders and registered pledgees. Registered shareholders and registered pledgees shall be entitled to exercise voting rights at the meetings.	To be deleted
Articles 9 to 30 omitted	Old Articles 9 to 30 to be renumbered Articles 8 to 29
Article 31: Payment of Dividends 1. A term-end dividend shall be paid each accounting period to registered shareholders and registered pledgees as of the end of the accounting period in question. 2. The Company may, upon resolution of the Board of Directors, pay the profit distribution stipulated in Article 293, Clause 5 of the Japanese Commercial Code (hereinafter, "the interim dividend") to registered shareholders or registered pledgees as of September 30 each year.	Article 30: Payment of Dividends 1. A term-end dividend shall be paid each accounting period to registered shareholders as of the conclusion of the regular general meeting of shareholders. 2. The Company may, upon resolution of the Board of Directors, pay the profit distribution stipulated in Article 293, Clause 5 of the Japanese Commercial Code (hereinafter, "the interim dividend") to registered shareholders as of September 30 each year.
Clauses 3 & 4 omitted	Clauses 3 & 4 unchanged
Articles 32 & 33 omitted	Old Articles 32 & 33 to be renumbered Articles 31 & 32

Existing Articles of	**Proposed Amendments**

Incorporation	
Supplementary Articles Article 2: Term of office of directors and corporate auditors following the reorganization of the Company Irrespective of the provisions of <u>Article 17</u> and <u>Article 25</u> of these Articles of Incorporation, the term of office of the directors and corporate auditors of the Company for the accounting period after the Company is reorganized as a wholly owned subsidiary of its holding company shall end at the conclusion of the regular general meeting of shareholders for the accounts settlement of the last accounting period within one year of the date on which the said directors and corporate auditors assume their posts.	**Supplementary Articles** Article 2: Term of office of directors and corporate auditors following the reorganization of the Company Irrespective of the provisions of <u>Article 16</u> and <u>Article 24</u> of these Articles of Incorporation, the term of office of the directors and corporate auditors of the Company after the Company is reorganized as a wholly owned subsidiary of its holding company shall end at the conclusion of the regular general meeting of shareholders for the accounts settlement of the last accounting period within one year of the date on which the said directors and corporate auditors assume their posts.

File No. 82-34738

EXHIBIT 10

Notice of Resolution of General Meetings of Shareholders Regarding Establishment of T&D Holdings, Inc., dated December 18, 2003

(English Translation)

December 18, 2003
Taiyo Life Insurance Company
(Security Code: 8796)
Daido Life Insurance Company
(Security Code: 8799)

Notice of Resolution of General Meetings of Shareholders Regarding Establishment of "T&D Holdings, Inc."

Today, extraordinary general meetings of shareholders of Taiyo Life Insurance Company (Masahiro Yoshiike: Representative Director and President), Daido Life Insurance Company (Naoteru Miyato: Representative Director and President), and T&D Financial Life Insurance Company (Osamu Mizuyama: Representative Director and President) approved the establishment of their joint holding company, "T&D Holdings, Inc.", subject to approval by appropriate authorities.

File No. 82-34738

EXHIBIT 11

Notice of Merger of Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. (Establishment of Administrative Service Company), dated December 25, 2003

(English Translation)

December 25, 2003
Taiyo Life Insurance Company
(Security Code: 8796)
Daido Life Insurance Company
(Security Code: 8799)

Merger of Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. (Establishment of Administrative Service Company)

At the meetings held on December 25, 2003, Board of Directors of Taiyo Life Insurance Company (Taiyo Life; Masahiro Yoshiike: Representative Director and President) and Daido Life Insurance Company (Daido Life; Naoteru Miyato: Representative Director and President) passed a resolution to merge Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. and form T&D Customer Services Co., Ltd. (a specialized administrative service company) effective April 1, 2004.

1. Objectives

   The administrative operations units of Taiyo Life and Daido Life will be merged as part of the management integration process of T&D Life Group. Through this merger, we intend to improve customer service in terms of speed and quality of administrative operations and to reduce overall cost through the integration of overlapping operations for enhanced competitiveness. We expect total cost reduction of approximately 6.0 billion yen in the following three years mainly through reallocation of work force within T&D Life Group.

2. Merger Method

(1) Daido Life Customer Services Co., Ltd. (wholly owned by Daido Life), the surviving company, will merge with Taiyo Life Office Support Co., Ltd. (wholly owned by Taiyo Life), and change its name to T&D Customer Services Co., Ltd.

(2) A part of employees belonging to Customer Service Dept. of Taiyo Life (Business Service Div., Customer Service Center, a part of Claims & Benefits Div., and a part of Policy Service, Conservation & Premium Receipts Div.) will be transferred to the new subsidiary and their operations will be also transferred.

3. Overview of the Companies to be Merged (as of September 30, 2003)

Trade Name	Daido Life Customer Services Co., Ltd.	Taiyo Life Office Support Co., Ltd.
Principal Business	Back office services	Back office services
Date of establishment	April 2, 1984	July 1, 1994
Address of Head Office	Nishi-ku, Osaka-shi, Osaka	Urawa-ku, Saitama-shi, Saitama Prefecture
Representative	Yoshio Teragaki	Kinya Hongo
Capital	10 million yen	30 million yen
Total Assets	189 million yen	62 million yen
No. of Directors and Employees	290	80
Shareholders	Daido Life Insurance Company 100%	Taiyo Life Insurance Company 100%

4. Overview of the New Company (Date of merger: April 1, 2004)

Trade Name	T&D Customer Services Co., Ltd.
Principal Business	Back office services
Address of Head Office	4-2-18, Harigaya, Urawa-ku, Saitama-shi, Saitama Prefecture
Representative	Kinya Hongo: Representative Director and President
Capital	10 million yen
No. of Employees	Approx. 800
Main Shareholders	

Shareholder	Number of Shares Held	Percentage Ownership
Daido Life	80	50.0 %
Taiyo Life	80	50.0 %
Total	160	100.0 %